    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 1997



                                                      Registration No. 333-36355


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                         ------------------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------
                                  SOLUTIA INC.
             (Exact name of Registrant as specified in its Charter)

                DELAWARE                                   28                                  3-1781797
    (State or other jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
     incorporation or organization)           Classification Code Number)                 Identification No.)

                         ------------------------------

                             10300 Olive Boulevard,
                                 P.O. Box 66760
                         St. Louis, Missouri 63166-6760
                                 (314) 674-1000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                            Karl R. Barnickol, Esq.
                                General Counsel
                                  Solutia Inc.
     10300 Olive Boulevard, P.O. Box 66760, St. Louis, Missouri 63166-6760
                                 (314) 674-1000
         (Address, including zip code, and telephone number, including area code, of agent for service of process)
                         ------------------------------

                                with copies to:

                 Eric S. Robinson, Esq.                                     Robert M. Thomas, Jr., Esq.
             Wachtell, Lipton, Rosen & Katz                                     Sullivan & Cromwell
                   51 West 52nd Street                                           125 Broad Street
                New York, New York 10019                                     New York, New York 10004
                     (212) 403-1000                                               (212) 558-4000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after this Registration Statement is declared effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE
===========================================================================================================================
                                                                            PROPOSED       PROPOSED MAXIMUM
                                                                            MAXIMUM           AGGREGATE         AMOUNT OF
               TITLE OF EACH CLASS OF                    AMOUNT TO       OFFERING PRICE        OFFERING        REGISTRATION
            SECURITIES TO BE REGISTERED                BE REGISTERED      PER UNIT(1)          PRICE(1)           FEE(2)
---------------------------------------------------------------------------------------------------------------------------
    %     Notes due 2002............................    $150,000,000          100%           $150,000,000         45,455
---------------------------------------------------------------------------------------------------------------------------
    %     Debentures due 2027.......................    $300,000,000          100%           $300,000,000         90,909
---------------------------------------------------------------------------------------------------------------------------
    %     Debentures due 2037.......................    $150,000,000          100%           $150,000,000         45,455
---------------------------------------------------------------------------------------------------------------------------
Total...............................................    $600,000,000          100%           $600,000,000      $181,819(3)
===========================================================================================================================


(1) Estimated solely for the purpose of determining the registration fee.

(2) Calculated pursuant to Rule 457.


(3) Previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND
     EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE
     IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED OCTOBER 6, 1997

                                  $600,000,000
                                  SOLUTIA INC.
                      $150,000,000        % NOTES DUE 2002
                   $300,000,000        % DEBENTURES DUE 2027
                   $150,000,000        % DEBENTURES DUE 2037
[SOLUTIA LOGO]

                            ------------------------

    Interest on the     % Notes due 2002, on the   % Debentures due 2027 and on
the   % Debentures due 2037 (the Notes, the 2027 Debentures and the 2037
Debentures, collectively, the "Securities") of Solutia Inc. (the "Company" or
"Solutia") offered hereby is payable semiannually on              and
             of each year, commencing              , 1998. The Securities will
be unsecured senior obligations of the Company and will rank pari passu with each other and with all other unsecured senior indebtedness of the Company. The Notes are not redeemable at the option of the Company prior to maturity. The 2027 Debentures are redeemable at any time and the 2037 Debentures are
redeemable at any time after              , 2004, in either case, in whole or in
part, at the option of the Company at a redemption price equal to the greater of
(i) 100% of the principal amount of such 2027 Debenture or such 2037 Debenture, respectively, or (ii) as determined by an Independent Investment Banker (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued interest thereon to the date of redemption.

    The holder of each 2037 Debenture may elect to have such 2037 Debenture, or any portion of the principal amount thereof that is a multiple of $1,000, repaid
on                , 2004 at 100% of the principal amount thereof, together with
accrued interest thereon to            , 2004. Such election, which is
irrevocable when made, must be made during the period commencing on            ,
2004 and ending at the close of business on            , 2004. See "Description
of the Securities."

    Each series of the Securities will be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company or other successor depository appointed by the Company. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the depository and its participants. Except as described herein, Securities in definitive form will not be issued. See "Description of the Securities."

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                                               INITIAL PUBLIC             UNDERWRITING               PROCEEDS TO
                                              OFFERING PRICE(1)            DISCOUNT(2)              COMPANY(1)(3)
                                           -----------------------   -----------------------   -----------------------
Per     % Note due 2002.................              %                         %                         %
Total...................................              $                         $                         $
Per     % Debenture due 2027............              %                         %                         %
Total...................................              $                         $                         $
Per    % Debenture due 2037.............              %                         %                         %
Total...................................              $                         $                         $

---------------
(1) Plus accrued interest, if any, from              , 1997.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $934,000 payable by the Company.
                            ------------------------

    Each series of the Securities offered hereby is offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Securities will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York on or about
           , 1997, against payment therefor in immediately available funds.

                          For the Debentures due 2027:
GOLDMAN, SACHS & CO.                                        SALOMON BROTHERS INC

              For the Notes due 2002 and the Debentures due 2037:
GOLDMAN, SACHS & CO.
          CHASE SECURITIES INC.
                     J.P. MORGAN & CO.

                                NATIONSBANC MONTGOMERY SECURITIES, INC.

                            ------------------------
              The date of this Prospectus is              , 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities being offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information regarding the Company and the Securities set forth in the Registration Statement and in the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and to the exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information relating to its business, financial statements and other matters with the Commission. The Registration Statement, including exhibits and schedules thereto, and the reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, thirteenth floor, New York, New York 10048 and at the Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The common stock, $.01 per share, of the Company (the "Company Common Stock") is listed on The New York Stock Exchange, Inc. (the "NYSE") under the symbol "SOI". Copies of the foregoing materials and other information concerning the Company are also available for inspection at the NYSE, 20 Broad Street, New York, New York 10005.


     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING OVERALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     This summary is qualified by the more detailed information and financial statements, including the notes thereto, set forth elsewhere in this Prospectus, which should be read in its entirety. On September 1, 1997 (the "Distribution Date"), Solutia became an independent public company as the result of the distribution on that date by Monsanto Company ("Monsanto") of all of the outstanding Company Common Stock to the stockholders of Monsanto on a one-for-five basis (the "Spinoff"). Unless the context requires otherwise, (i) "Solutia" or the "Company" refers to the Chemicals Business (as defined below) of Monsanto for periods prior to the Distribution Date and to Solutia Inc. and its consolidated subsidiaries for the periods on and after the Distribution Date and (ii) the "Offerings" refer to the offerings of $150,000,000 aggregate
principal amount of the Company's   % Notes due 2002 (the "Notes"), $300,000,000
aggregate principal amount of the Company's   % Debentures due 2027 (the "2027
Debentures"), and $150,000,000 aggregate principal amount of the Company's   %
Debentures due 2037 (the "2037 Debentures" and, together with the Notes and the 2027 Debentures, the "Securities").


                                  THE COMPANY

     Solutia manufactures and markets a broad range of chemical-based products which are used to make or enhance the performance of consumer, household, automotive and industrial goods. Upon the Spinoff, Solutia became an independent public company. In the fiscal year ended December 31, 1996, the Company had net sales of approximately $3.0 billion and operating income of approximately $33 million (approximately $281 million if the effect of $248 million of restructuring costs and other unusual charges were excluded). At June 30, 1997, the Company had total assets of approximately $2.5 billion. See "Selected Historical Financial Data," "Unaudited Pro Forma Condensed Combined Financial Statements" and "Business and Properties."


     The Company's strategic focus is built on four key technology strengths: polymer chemistry, phosphorus chemistry, fiber technology, and process engineering expertise. These technologies are used in various combinations to create value-added products in ten business units: Acrilan(R) Acrylic Fibers, Carpet Fibers, Industrial Nylon Fibers, Industrial Products, Intermediates, Nylon Plastics & Polymers, Phosphorus Derivatives, Polymer Modifiers, Resins, and Saflex(R) Plastic Interlayer (collectively, the "Chemicals Business"). Three business units -- Carpet Fibers, Intermediates and Saflex(R) Plastic Interlayer -- accounted for over 50% of the Company's total sales in 1996.


     To compete effectively in its markets, the Company is implementing a strategy which emphasizes the following key elements:

          CORE PRODUCTS AND TECHNOLOGIES: The Company intends to focus on its core products and technologies throughout its ten business units. The Company will continue to invest in manufacturing technology, product research and technical and marketing support in order to continually improve its cost and quality positions as well as its applications support and technical service.

          AGGRESSIVE COST CONTROLS AND FOCUS ON PROFITABILITY: Over the past several years, the Company has restructured its product portfolio to exit underperforming businesses. The Company believes that additional expense reductions can be achieved in manufacturing and administrative functions.

          SELECTED GROWTH INITIATIVES: The Company intends to develop the growth potential of its core chemistries and technologies through targeted new product introductions, innovations in related fields and selective expansions of its presence in international markets.

          PERFORMANCE INCENTIVES: The Company plans to provide incentives for employees to increase cash flow, earnings per share and shareholder value.

     The Company was incorporated in Delaware in April 1997 as a wholly owned subsidiary of Monsanto in order to accomplish the Spinoff. Prior to the Spinoff, Monsanto contributed the Chemicals Business to the Company. In connection with the Spinoff, the Company assumed $1.029 billion of indebtedness from Monsanto, primarily commercial paper, and certain other liabilities. See "Recent Developments" and "Agreements with Monsanto -- Distribution Agreement."

     All of the executive officers of the Company formerly served as officers or other key employees of Monsanto. All of the management of the Company directly involved in operating the businesses of the Company managed those businesses when they were still owned by Monsanto. Currently, the Company and Monsanto have no executive officers in common. One director of the Company is also a director of Monsanto. See "Management."

                                 THE OFFERINGS

Securities Offered..............   $150,000,000 aggregate principal amount of
                                   Notes,

                                   $300,000,000 aggregate principal amount of
                                   2027 Debentures, and

                                   $150,000,000 aggregate principal amount of
                                   2037 Debentures.

Interest........................   Interest on the Notes, the 2027 Debentures
                                   and the 2037 Debentures is payable
                                   semiannually on           and           of
                                   each year, commencing           , 1998, at
                                   the rates specified on the cover page of this Prospectus.

Repayment at Option of
Holders.........................   The holder of each 2037 Debenture may elect
                                   to have that 2037 Debenture, or any portion
                                   of the principal amount thereof that is a
                                   multiple of $1,000, repaid on           ,
                                   2004 at 100% of the principal amount thereof,
                                   together with accrued interest to           ,
                                   2004. Such election, which is irrevocable
                                   when made, must be made during the period
                                   commencing on           , 2004 and ending at
                                   the close of business on           , 2004.
                                   The Notes and 2027 Debentures are not subject to repayment at the option of the holder.

Redemption......................   The Notes are not redeemable at the option of
                                   the Company prior to maturity. The 2027
                                   Debentures are redeemable at any time and the
                                   2037 Debentures are redeemable at any time
                                   after             , 2004, in either case, in
                                   whole or in part, at the option of the
                                   Company upon not less than 30 nor more than 90 days' written notice at a redemption price equal to the greater of (i) 100% of the principal amount of such 2027 Debentures or such 2037 Debentures, respectively, or (ii) as determined by an Independent Investment
                                   Banker (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon
                                   (not including the portion of any such
                                   payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued interest thereon to the date of redemption.

Ranking.........................   The Securities will be unsecured senior
                                   obligations of the Company and will rank pari passu with each other and with all other unsecured senior indebtedness of the Company.
                                   The Securities are effectively subordinated to all future indebtedness of the Company's subsidiaries. Upon issuance of the
                                   Securities, the Company will have no debt outstanding which is senior to the Securities.

Restrictive Covenants...........   The Indenture (as defined herein) under which
                                   each series of Securities is to be issued contains a limited number of restrictive covenants regarding, among other things, the creation and existence of additional secured indebtedness, sale and leaseback transactions and mergers, consolidation and certain sales of assets. See "Description of the Securities."


Use of Proceeds.................   The proceeds to the Company from the
                                   Offerings will be used to refinance the
                                   Company's commercial paper. See "Use of
                                   Proceeds" and "Other Indebtedness of the Company." The Company's commercial paper has been used to refinance the approximately $1.0 billion of commercial paper issued by Monsanto and assumed by the Company in connection with the Spinoff (the "Assumable
                                   Commercial Paper").


                                  RISK FACTORS

     Prospective purchasers of the Securities offered hereby should consider carefully the information set forth under "Risk Factors," in addition to the other information set forth in this Prospectus, before purchasing any of the Securities.

                   SUMMARY SELECTED HISTORICAL FINANCIAL DATA

     The following selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Combined Financial Statements and the related notes thereto that are included elsewhere in this Prospectus. This selected historical financial data has been derived from the combined financial statements of the Company for the five years ended December 31, 1996 and the six months ended June 30, 1997 and 1996. During this time, the Chemicals Business, now operated by the Company, was operated by Monsanto. The historical financial information may not be indicative of the Company's future performance and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods covered. Per share data has not been presented for the historical information because the Company was not publicly held during the periods presented below. In the opinion of management of the Company, the unaudited combined financial data as of June 30, 1997 and June 30, 1996 and for the six months ended June 30, 1997 and 1996 contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for these interim periods, and the unaudited combined financial data for 1993 and 1992 have been prepared on a basis consistent with that of the audited financial data. Principally because of factors related to the Spinoff, results for the first six months of 1997 should not be annualized.

                                              FOR THE
                                         SIX MONTHS ENDED        FOR THE YEARS ENDED OR AS OF DECEMBER 31,
                                         OR AS OF JUNE 30,
                                        -------------------    ----------------------------------------------
                                         1997         1996      1996      1995      1994      1993      1992
                                        ------       ------    ------    ------    ------    ------    ------
                                            (UNAUDITED)             (IN MILLIONS)              (UNAUDITED)
OPERATING RESULTS:
Net sales(1).........................   $1,489       $1,454    $2,977    $2,964    $3,097    $3,028    $3,022
Operating income(2)..................      192          118        33       258       256       300        30
Other income (expense)...............       22           23        36         9         1         8       (11)
Income (loss) before income taxes....      193          122        33       231       228       290       (10)
Net income (loss)(3).................      127           83        32       147       149       192        (6)
OTHER STATISTICS:
Total assets.........................   $2,529       $2,542    $2,483    $2,462    $2,435    $2,491    $2,543
Capital expenditures.................       64           92       192       179       187       179       229
Depreciation and amortization........       67           82       166       162       219       224       262
Intercompany charges(4)..............       12           35        85        72        69        61        77
Interest expense(5)..................       21           19        36        36        29        19        29
Long-term debt(5)....................        0            0         0         0         0         0         0

---------------
(1) Net sales for the Company included $140 million in 1995, $400 million in 1994, $407 million in 1993 and $419 million in 1992 for its rubber chemicals business. In May 1995, this business was contributed by Monsanto to the Flexsys, L.P. joint venture between Monsanto and Akzo Nobel N.V. ("Flexsys"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Operating income includes charges (credits) for restructuring and other unusual items of $12 million in the six months ended June 30, 1997 and $248 million, $46 million, $34 million, $(43) million, and $150 million in the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively. The 1996 charges are associated with the closure or sale of certain facilities, asset write-offs and workforce reductions. In addition, operating income in 1993 and 1992 includes $25 million and $12 million, respectively, for the Company's rubber chemicals business. Operating income for this business was not significant in 1994 and 1995.
(3) In 1992, Monsanto adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and No. 109, "Accounting for Income Taxes", and, as a result, recorded a net aftertax charge of $540 million as a cumulative effect of accounting changes. This net charge was not allocated to the Company.
(4) Prior to the Spinoff, Monsanto provided certain general and administrative services to the Company, including finance, legal, treasury, information systems and human resources. The cost for these services was allocated to the Company based upon the percentage relationship between the net assets utilized in the Company's operations and Monsanto's total net assets, as well as other methods which management believes to be reasonable. The Company's management estimates that the cost of such general and administrative expenses on a stand-alone basis would have been approximately $46 million in 1996.
(5) Monsanto uses a centralized approach to cash management and the financing of its operations. As a result, cash and cash equivalents and debt were not allocated to the Company in the historical financial statements of Monsanto. Interest expense has been allocated to the Company in the Company's combined financial statements to reflect the Company's pro rata share of the financing structure of Monsanto. See Note 1 to the Company's Combined Financial Statements.

            SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following selected unaudited pro forma combined financial data of the Company give effect to the Spinoff and the Offerings. The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the transactions actually occurred on the dates assumed, nor is it necessarily indicative of the future combined results of operations or financial position of the Company. The summary selected unaudited pro forma combined financial data should be read in conjunction with the pro forma condensed combined financial statements and the related notes thereto of the Company included elsewhere in this Prospectus.

                                                                SIX MONTHS
                                                                   ENDED                YEAR ENDED
                                                               JUNE 30, 1997         DECEMBER 31, 1996
                                                               -------------         -----------------
                                                                            (IN MILLIONS)
STATEMENT OF INCOME DATA:(1)
  Net sales.................................................      $ 1,480                 $ 2,962
  Operating income(2).......................................          166                      37
  Net income(2).............................................          102                      17
OTHER PRO FORMA DATA:
  Interest expense..........................................           34                      64
  Interest income...........................................           --                      --

                                                                   AS OF
                                                                 JUNE 30,
                                                                   1997
                                                               -------------
                                                               (IN MILLIONS)
BALANCE SHEET DATA:(3)
  Cash and cash equivalents.................................      $    70
  Total assets..............................................        2,718
  Short-term debt...........................................           --
  Long-term debt............................................        1,029
  Total liabilities.........................................        2,998
  Stockholders' deficit.....................................         (280)

---------------
(1) The pro forma combined statement of income data gives effect to the Spinoff and the Offerings as if both had occurred at the beginning of the periods presented.
(2) Operating income includes charges for restructuring and other unusual items of $12 million in the six months ended June 30, 1997 and $248 million in the year ended December 31, 1996.
(3) The pro forma combined balance sheet data gives effect to the Spinoff and the Offerings as if both had occurred as of June 30, 1997.

                                  RISK FACTORS

     Investors should consider the following factors, as well as the other information set forth in this Prospectus, before making an investment in the Securities. Investors are also cautioned that this Prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements regarding the Company's expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, projected costs and capital expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans and objectives of management for future operations, and markets for stock are forward-looking statements. Although the Company believes its expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements herein include, among others, those set forth below as well as general economic and business and market conditions, customer acceptance of new products, efficacy of new technology, changes in U.S. and non-U.S. laws and regulations, costs or difficulties relating to the establishment of the Company as an independent entity and increased competitive and/or customer pressure.

LACK OF OPERATING HISTORY AS A SEPARATE ENTITY

     Prior to the Spinoff, the businesses now operated by the Company were operated by Monsanto, a larger and more diversified enterprise. The Company has no operating history as a separate company. In addition, prior to the Spinoff the Company was not operated as a public company, and since the Spinoff the Company has incurred and will continue to incur additional costs and expenses associated with the management of a public company. Monsanto is not required to provide assistance or services to the Company except as described in the Distribution Agreement, the Transition Services Agreement, the Operating Agreements (as such terms are defined herein) and the other agreements entered into between the companies in connection with the Spinoff. In addition, some of this assistance or these services may be terminated upon certain events, including a change of control of the Company. See "Agreements with Monsanto."

     The Spinoff may also result in some temporary dislocation and inefficiencies to the business operations, as well as the organization and personnel structure, of the Company.

     Finally, the Company does not have the right to use the Monsanto name except during a transition period. The Company has previously had the benefit of the Monsanto name and reputation in the marketing of its products and in dealings with government officials. The Company is currently engaged in developing an identity for itself independent of the Monsanto name. However, the Company may have to make additional advertising and promotion expenditures to position its new name in its markets and cannot predict with certainty the extent to which the substitution of a new name may adversely affect its retention and acquisition of customers, its relations with governmental agencies or its financial performance.

CYCLICALITY OF BUSINESS, PRICES AND COMPETITION

     The Company is affected by certain general economic conditions, particularly as they relate to the housing industry in the United States and the automotive industry both in the United States and internationally, which are cyclical businesses. In addition, global competition and customer demands for efficiency will continue to make sustained price increases difficult. There can be no assurance that the Company will not be affected in the future by the foregoing conditions. In addition, while raw materials and fuels are generally sufficiently available to cover current and projected requirements, their continuing availability and price are subject to unscheduled plant interruptions occurring during periods of high demand, or due to domestic and world market and political conditions, as well as to the direct or indirect effect of U.S. and other countries' government regulations. The impact of any future raw material and energy shortages on the Company's business as a whole or in specific world areas cannot be accurately predicted. Operations and products may, at times, be adversely affected by legislation, shortages or international or domestic events.

     The Company competes with many United States-based and international companies, including companies that are larger and have significantly greater financial resources than the Company. There can be no assurance that the Company will be able to continue to compete successfully in its markets. Because the Company competes, in part, on the basis of product performance, innovation and quality, as well as manufacturing technology, significant product innovation or technical advance by competitors could reduce the Company's competitive advantage and thereby adversely affect the Company's business and financial results.

INCREASED LEVERAGE OF THE COMPANY


     On an historical basis, the Company was not allocated any of Monsanto's debt. Effective as of the Spinoff, the Company balance sheet included approximately $1.029 billion of debt, primarily the Assumable Commercial Paper which was issued by Monsanto prior to the Spinoff and assumed by the Company effective as of the Distribution Date. See Note 1 to the Company's Combined Financial Statements. Since the Spinoff, the Company has refinanced the Assumable Commercial Paper with the Company's own commercial paper. The commercial paper is backed by $1.2 billion in revolving credit facilities of the Company. Assuming the Spinoff and the Offerings had been consummated as of June 30, 1997, the Company would have had total debt of $1.029 billion and a stockholders' deficit of $280 million, compared with the Company's historical debt of $0 and total stockholders' equity of $859 million at June 30, 1997. The Company's higher debt levels after the Spinoff can be expected to result in increased interest expense to the Company compared with the amount previously allocated to the Company by Monsanto. On a pro forma basis, the Company's annual interest expense would have been approximately $64 million in 1996 had the Spinoff and the Offerings occurred on January 1, 1996. See "Unaudited Pro Forma Condensed Combined Financial Statements," and the Company's Combined Financial Statements included elsewhere in this Prospectus.


ENVIRONMENTAL LIABILITIES

     The Company is subject to various laws and government regulations concerning environmental matters and employee safety and health in the United States and other countries. U.S. state and federal authorities may seek fines and penalties for violation of these laws.

     Expenditures in 1996 were approximately $9 million for the Company's environmental capital projects, and approximately $85 million for the management of environmental programs, including the operation and maintenance of facilities for environmental control. The Company estimates that during 1997 and 1998 approximately $15 million to $20 million per year will be spent on additional capital projects for environmental protection and that expenses for the management of environmental programs in 1997 and 1998 will continue at levels comparable to 1996.

     The Company's policy is to accrue costs for remediation of contaminated sites in the accounting period in which the responsibility is established and the cost is estimable. The Company had an accrued liability of $51 million as of December 31, 1996 for Superfund sites. Because of uncertainties such as the method and extent of remediation, the percentage of material attributable to the Company at the sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties (a "PRP") at most sites, the Company currently estimates that potential future expenses could be as much as an additional $10 million. The Company spent approximately $20 million in 1996 for remediation of Superfund sites. Similar expenditures can be expected in future years.

     The Company had environmental reserves of $58 million as of December 31, 1996 for shut-down plants and third-party sites for which the Company is assuming responsibility pursuant to the Distribution Agreement. The Company's estimates of its liabilities are based on evaluations of currently available facts with respect to each individual site and take into consideration factors such as existing technology, laws and agency policy, and prior experience in remediation of contaminated sites. Subject to these uncertainties, the Company currently estimates that potential future expenses could be as much as an additional $50 million for these sites. The Company spent approximately $21 million in 1996 for remediation of these sites. Similar amounts can be expected in the future.

     For solid and hazardous waste remediation at the Company's operating locations, the Company recognizes post-closure environmental costs and remediation costs over the estimated remaining useful life of the related facilities, not to exceed 20 years. The Company spent $18 million in 1996 for remediation of these facilities and had an accrued liability of $41 million as of December 31, 1996 for these sites. The Company estimates that closure costs for these facilities will be an additional $70 million based upon existing technology and other currently available information.

     Effective January 1, 1997, the Company adopted the American Institute of Certified Public Accounts' Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." SOP 96-1 establishes authoritative guidance regarding the recognition, measurement and disclosure of environmental remediation liabilities. The primary change in the Company's accounting principles associated with the adoption of this SOP was an acceleration of the recognition of certain environmental remediation liabilities at operating facilities. As a result, the Company recorded an aftertax charge of $6 million in the first half of 1997. Additional aftertax charges in the range of $9 million to $14 million are anticipated in 1997 as the criteria for recording these liabilities are met. These charges are in addition to the 1997 and 1998 estimated capital expenditures for environmental projects previously described.

     Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to result in a material adverse change in the Company's liquidity or financial position as reflected in the Company's historical financial statements, but they could have a material adverse effect on profitability in a given period. The impact of any future changes in environmental laws and regulations on the Company's liquidity, financial position and profitability cannot be predicted with accuracy.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Matters."


     In addition, at the time of the Spinoff, the Company assumed from Monsanto, pursuant to the Distribution Agreement, liabilities related to specified legal proceedings, including claims for personal injury and for property damage with respect to alleged environmental contamination. The results of such litigation cannot be predicted with certainty. See "Business and Properties -- Legal Proceedings."


ABSENCE OF PUBLIC MARKET FOR THE SECURITIES

     The Securities are new issues of securities for which there is currently no market. The Company does not intend to apply for listing of the Securities on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system. If the Securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. The Underwriters have informed the Company that, subject to applicable laws and regulations, they currently intend to make a market in the Securities. However, the Underwriters are not obligated to do so, and any such market making may be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the Securities or, if such market develops, whether it will continue. See "Underwriting." If an active public market does not develop, the market price and liquidity of the Securities may be adversely affected.

CERTAIN TAX RISKS OF THE SPINOFF

     In connection with the Spinoff, Monsanto received a ruling from the Internal Revenue Service (the "IRS") to the effect, among other things, that the Spinoff qualifies as a tax-free reorganization under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Such a ruling, while generally binding upon the IRS, is subject to certain factual representations and assumptions provided by Monsanto. The Company has agreed to certain restrictions on its future actions to provide further assurances that the Spinoff will qualify as tax-free. If the Company fails to abide by such restrictions and, as a result, the Spinoff fails to qualify as a tax-free reorganization, then the Company will be obligated to indemnify Monsanto for any resulting tax liability, which would be substantial. See "Agreements with Monsanto -- Tax Sharing and Indemnification Agreement."

                       RATIO OF EARNINGS TO FIXED CHARGES
                                  (UNAUDITED)

   PRO FORMA                 PRO FORMA
SIX MONTHS ENDED            YEAR ENDED
 JUNE 30, 1997           DECEMBER 31, 1996
----------------         -----------------
4.5                              --

     Historical computation of earnings to fixed charges is not considered meaningful because interest expense has been allocated to the Company in the combined financial statements to reflect the Company's pro rata share of the financing structure of Monsanto, but no debt was allocated from Monsanto. The pro forma ratios of earnings to fixed charges are presented as if the Spinoff and the Offerings had occurred as of the beginning of the periods presented. The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the transactions actually occurred on the dates assumed, nor is it necessarily indicative of future results. For purposes of calculating the pro forma ratio of earnings to fixed charges, "earnings" represents pro forma income before income taxes, plus fixed charges, less equity income of affiliated companies. "Fixed charges" consist of pro forma interest on pro forma long-term debt and estimated interest on rentals. For the year ended December 31, 1996, pro forma earnings were approximately $9 million lower than the amount needed to cover fixed charges in this year, as earnings in 1996 were impacted by $256 million of restructuring and other unusual charges (see Note 4 to the Company's Combined Financial Statements). Excluding these charges, the pro forma ratio of earnings to fixed charges would have been 4.3. For the six months ended June 30, 1997, excluding net unusual charges of $12 million for the period, the pro forma ratio of earnings to fixed charges would have been 4.8. See "Unaudited Pro Forma Condensed Combined Financial Statements."

                                  THE COMPANY

     The Company manufactures and markets a broad range of chemical-based products which are used to make or enhance the performance of consumer, household, automotive and industrial goods. The Company became an independent public company upon the Spinoff on September 1, 1997. For the fiscal year ended December 31, 1996, the Company had net sales of approximately $3.0 billion, and operating income of approximately $33 million (approximately $281 million if the effect of $248 million of restructuring costs and other unusual charges were excluded). The Company's business focus is built on strengths in four key technologies: polymer chemistry, phosphorus chemistry, synthetic fiber technology and process engineering expertise. The Company owns a number of established trademarks, designating its proprietary products and processes. These trademarks include Wear-Dated(R) residential carpet, Ultron(R) VIP commercial carpet, Saflex(R) plastic interlayer for laminated glass, Acrilan(R) acrylic fiber for apparel, craft yarn and upholstery, Phos-Chek(R) fire retardant and Skydrol(R) hydraulic fluids for aircraft. The Company is also a major producer of chemical intermediates -- "building block" chemicals used in the manufacture of a wide variety of finished goods. The Company operates 24 manufacturing sites in four countries, and has offices and distribution facilities worldwide. The Company currently makes approximately one-third of its annual sales into markets outside of the United States. The Company relies on research and development activities to generate new commercial applications for its technologies, investing approximately 2.6% of sales in research and development work each year. See "Selected Historical Financial Data," "Unaudited Pro Forma Condensed Combined Financial Statements" and "Business and Properties."

     The principal corporate offices of the Company are located at 10300 Olive Boulevard, P.O. Box 66760, St. Louis, Missouri 63166-6760 and the Company's telephone number is (314) 674-1000.

                              RECENT DEVELOPMENTS

     On the Distribution Date, all of the outstanding Company Common Stock was distributed to the holders of the common stock, $2.00 par value, of Monsanto ("Monsanto Common Stock") on the record date for the Spinoff on a one-for-five basis. The Company was incorporated in Delaware in April 1997 as a wholly owned subsidiary of Monsanto in order to accomplish the Spinoff. To effect the Spinoff, Monsanto contributed the Chemicals Business to the Company. The Company Common Stock is listed for trading on the NYSE under the symbol "SOI". In connection with the Spinoff, the Company assumed $1.029 billion of indebtedness from Monsanto, primarily commercial paper. See "Capitalization."

     On September 3, 1997, the Board of Directors of the Company (the "Company Board") authorized the purchase of up to 5 million shares of Company Common Stock. The Company currently plans to complete these purchases over the next two years.

                                USE OF PROCEEDS

     The proceeds to the Company from the sale of the Securities will be used to refinance commercial paper which, as of September 19, 1997, had a weighted average maturity of 25 days and a weighted average interest rate of 5.77%. The commercial paper has been used to refinance the Assumable Commercial Paper assumed from Monsanto in connection with the Spinoff. The Company received no proceeds from the Assumable Commercial Paper. See "Other Indebtedness of the Company."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1997 and as adjusted as provided in the notes to the pro forma condensed combined financial statements of the Company for the six months ended June 30, 1997 to reflect (i) the Spinoff and (ii) the Spinoff and the Offerings and the application of the proceeds therefrom. See "Use of Proceeds."

                                                             JUNE 30, 1997
                                         ------------------------------------------------------
                                                                                 AS ADJUSTED
                                                          AS ADJUSTED          FOR THE SPINOFF
                                         ACTUAL(1)     FOR THE SPINOFF(2)     AND THE OFFERINGS
                                         ---------     ------------------     -----------------
                                                             (IN MILLIONS)
LONG-TERM DEBT:
  Commercial paper.....................    $  --             $  983                $   383
  Securities offered hereby............       --                 --                    600
  Other debt...........................       --                 46                     46
                                           -----             ------                -------
       Total Long-Term Debt............       --              1,029                  1,029
Monsanto Company Equity................      859                 --                     --
Stockholders' Deficit..................       --               (280)                  (280)
                                           -----             ------                -------
TOTAL CAPITALIZATION...................    $ 859             $  749                $   749
                                           =====             ======                =======

---------------

(1) Monsanto uses a centralized approach to cash management and the financing of its operations. As a result, debt was not allocated to the Company in the historical financial statements of Monsanto. See Note 1 to the Company's Combined Financial Statements.

(2) In connection with the Spinoff, the Company assumed $983 million of Assumable Commercial Paper and $46 million of other debt from Monsanto.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Combined Financial Statements and the Notes thereto included elsewhere in this Prospectus. This selected historical financial data has been derived from the combined financial statements of the Company for the five years ended December 31, 1996 and the six months ended June 30, 1997 and 1996. During this time, the Chemicals Business, now operated by the Company, was operated by Monsanto. The historical financial information may not be indicative of the Company's future performance and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods covered. Per share data has not been presented for the historical information because the Company was not publicly held during the periods presented below. In the opinion of management of the Company, the unaudited combined financial statements at June 30, 1997 and 1996 and for the six months ended June 30, 1997 and 1996 contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for such interim periods, and the unaudited combined financial data for 1993 and 1992 have been prepared on a basis consistent with that of the audited financial data. Principally because of factors related to the Spinoff, results for the first six months of 1997 should not be annualized.

                                        FOR THE SIX MONTHS              FOR THE YEARS ENDED OR AS OF
                                     ENDED OR AS OF JUNE 30,                    DECEMBER 31,
                                    --------------------------   ------------------------------------------
                                     1997                1996     1996     1995     1994     1993     1992
                                    ------              ------   ------   ------   ------   ------   ------
                                           (UNAUDITED)           (IN MILLIONS)                (UNAUDITED)
OPERATING RESULTS:
Net sales(1)......................  $1,489              $1,454   $2,977   $2,964   $3,097   $3,028   $3,022
Operating income(2)...............     192                 118       33      258      256      300       30
Other income (expense)............      22                  23       36        9        1        8      (11)
Income (loss) before income
  taxes...........................     193                 122       33      231      228      290      (10)
Net income (loss)(3)..............     127                  83       32      147      149      192       (6)
OTHER STATISTICS:
Total assets......................  $2,529              $2,542   $2,483   $2,462   $2,435   $2,491   $2,543
Capital expenditures..............      64                  92      192      179      187      179      229
Depreciation and amortization.....      67                  82      166      162      219      224      262
Intercompany charges(4)...........      12                  35       85       72       69       61       77
Interest expense(5)...............      21                  19       36       36       29       19       29
Long-term debt(5).................       0                   0        0        0        0        0        0

------------------------

(1) Net sales for the Company included $140 million in 1995, $400 million in 1994, $407 million in 1993 and $419 million in 1992 for its rubber chemicals business. In May 1995, this business was contributed by Monsanto to Flexsys. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Operating income includes charges (credits) for restructuring and other unusual items of $12 million in the six months ended June 30, 1997 and $248 million, $46 million, $34 million, $(43) million and $150 million in the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively. The 1996 charges are associated with the closure or sale of certain facilities, asset write-offs and workforce reductions. In addition, operating income in 1993 and 1992 includes $25 million and $12 million, respectively, for the Company's rubber chemicals business. Operating income for this business was not significant in 1994 and 1995.

(3) In 1992, Monsanto adopted SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes," and, as a result, recorded a net aftertax charge of $540 million as a cumulative effect of accounting changes. This net charge was not allocated to the Company.

(4) Prior to the Spinoff, Monsanto provided certain general and administrative services to the Company, including finance, legal, treasury, information systems and human resources. The cost for these services was allocated to the Company based upon the percentage relationship between the net assets utilized in the Company's operations and Monsanto's total net assets, as well as other methods which management believes to be reasonable. The Company's management estimates that the cost of such general and administrative expenses on a stand-alone basis would have been approximately $46 million in 1996.


(5) Monsanto uses a centralized approach to cash management and the financing of its operations. As a result, cash and cash equivalents and debt were not allocated to the Company in the historical financial statements of Monsanto. Interest expense has been allocated to the Company in the Company's combined financial statements to reflect the Company's pro rata share of the financing structure of Monsanto. See Note 1 to the Company's Combined Financial Statements.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined statements of income for the six months ended June 30, 1997 and for the year ended December 31, 1996 and the unaudited pro forma condensed combined statement of financial position as of June 30, 1997 give effect to the Spinoff and the Offerings. The pro forma condensed combined statements of income are presented as if the Spinoff and the Offerings had occurred as of the beginning of the periods presented and the pro forma condensed combined statement of financial position is presented as if the Spinoff and the Offerings had occurred on June 30, 1997. The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the transactions actually occurred on the dates assumed, nor is it necessarily indicative of future results.

     The pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and the related notes thereto of the Company included in this Prospectus.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      (IN MILLIONS, EXCEPT PER SHARE DATA)
                                   UNAUDITED

                                                           SIX MONTHS ENDED JUNE 30, 1997
                                                      ----------------------------------------
                                                                     PRO FORMA
                                                      HISTORICAL    ADJUSTMENTS     PRO FORMA
                                                      ----------    -----------    -----------
NET SALES..........................................     $1,489         $  (9)(A)     $ 1,480
Cost of goods sold.................................      1,124            (1)(B)       1,121
                                                                           1(C)
                                                                          (3)(D)
                                                      ----------    -----------    -----------
GROSS PROFIT.......................................        365            (6)            359
Marketing, administrative and technological
  expenses.........................................        173            11(B)          193
                                                                          (9)(D)
                                                                          18(E)
                                                      ----------    -----------    -----------
OPERATING INCOME(1)................................        192           (26)            166
Interest expense...................................        (21)          (13)(F)         (34)
Other income -- net................................         22                            22
                                                      ----------    -----------    -----------
INCOME BEFORE INCOME TAXES.........................        193           (39)            154
Income taxes.......................................         66           (14)(G)          52
                                                      ----------    -----------    -----------
NET INCOME.........................................     $  127         $ (25)        $   102
                                                      =========     ============   ==============
EARNINGS PER SHARE.................................     $ 1.05                       $  0.84
                                                      =========                    ==============
Shares used in the calculation of earnings per
  share(2).........................................      121.3                         121.3
                                                      =========                    ==============
Ratio of earnings to fixed charges(3)(4)...........                                      4.5
                                                                                   ==============

---------------
(1) The Company's historical operating income for the six months ended June 30, 1997 was negatively affected by net unusual charges of $12 million. For a description of these items, see Notes 2, 6 and 7 to the Company's Interim Combined Financial Statements.

(2) Based on 606.5 million shares of Monsanto Common Stock, and the distribution ratio in the Spinoff of one share of Company Common Stock for every five shares of Monsanto Common Stock.

(3) Historical computation of earnings to fixed charges is not considered meaningful because interest expense has been allocated to the Company in the combined financial statements to reflect the Company's pro rata share of the financing structure of Monsanto, but no debt was allocated from Monsanto. Excluding the net unusual charges of $12 million indicated in Note (1) above, the ratio of earnings to fixed charges would have been 4.8.

(4) For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents pro forma income before income taxes, plus fixed charges, less equity income of affiliated companies. "Fixed charges" consist of pro forma interest on pro forma long-term debt and estimated interest on rentals.

        See Notes to Pro Forma Condensed Combined Financial Statements.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      (IN MILLIONS, EXCEPT PER SHARE DATA)
                                   UNAUDITED

                                                           YEAR ENDED DECEMBER 31, 1996
                                                     ----------------------------------------
                                                                     PRO FORMA
                                                     HISTORICAL     ADJUSTMENTS     PRO FORMA
                                                     ----------     -----------     ---------
NET SALES........................................      $2,977          $ (15)(A)     $ 2,962
Cost of goods sold...............................       2,325              3 (B)       2,313
                                                                           3 (C)
                                                                         (18)(D)
                                                       ------          -----          ------
GROSS PROFIT.....................................         652             (3)            649
Marketing, administrative and technological
  expenses.......................................         427             14 (B)         420
                                                                         (67)(D)
                                                                          46 (E)
Restructuring expenses...........................         192                            192
                                                       ------          -----          ------
OPERATING INCOME(1)..............................          33              4              37
Interest expense.................................         (36)           (28)(F)         (64)
Other income -- net..............................          36                             36
                                                       ------          -----          ------
INCOME BEFORE INCOME TAXES.......................          33            (24)              9
Income taxes.....................................           1             (9)(G)          (8)
                                                       ------          -----          ------
NET INCOME.......................................      $   32          $ (15)        $    17
                                                       ======          =====          ======
EARNINGS PER SHARE...............................      $ 0.27                        $  0.14
                                                       ======                         ======
Shares used in the calculation of earnings per
  share(2).......................................       119.8                          119.8
                                                       ======                         ======
Ratio of earnings to fixed charges(3)(4).........                                         --
                                                                                      ======

---------------
(1) The Company's historical operating income in 1996 was negatively affected by restructuring and other unusual charges which totaled $248 million. For a description of these charges, see Note 4 to the Company's Combined Financial Statements.

(2) Based on 599 million shares of Monsanto Common Stock and the distribution ratio in the Spinoff of one share of Company Common Stock for every five shares of Monsanto Common Stock.

(3) Historical computation of earnings to fixed charges is not considered meaningful because interest expense has been allotted to the Company in the combined financial statements to reflect the Company's pro rata share of the financing structure of Monsanto, but no debt was allocated from Monsanto.

(4) For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents pro forma income before income taxes, plus fixed charges, less equity income of affiliated companies. "Fixed charges" consist of pro forma interest on pro forma long-term debt and estimated interest on rentals. Pro forma earnings were approximately $9 million lower than the amount needed to cover fixed charges in this year, as earnings in 1996 were impacted by $256 million of restructuring and other unusual charges (see
    Note 4 to the Company's Combined Financial Statements). Excluding these charges, the ratio of earnings to fixed charges would have been 4.3.

        See Notes to Pro Forma Condensed Combined Financial Statements.

          PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
                              AS OF JUNE 30, 1997
                                   UNAUDITED

                                                                        PRO FORMA
                                                         HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                         ----------    -----------    ---------
                                                                     (IN MILLIONS)
ASSETS
Cash and cash equivalents..............................                  $    75(H)    $    70
                                                                              (5)(I)
Trade receivables......................................    $  430                          430
Miscellaneous receivables and prepaid expenses.........       108                          108
Deferred income tax benefit............................       110             (6)(J)       104
Inventories............................................       288                          288
                                                           ------        -------        ------
     TOTAL CURRENT ASSETS..............................       936             64         1,000
                                                           ------        -------        ------
Net property, plant and equipment......................       907                          907
Investment in affiliates...............................       388             25(K)        413
Other assets...........................................       298            105(L)        398
                                                                             (10)(J)
                                                                               5(I)
                                                           ------        -------        ------
TOTAL ASSETS...........................................    $2,529        $   189       $ 2,718
                                                           ======        =======        ======
LIABILITIES AND MONSANTO COMPANY EQUITY (STOCKHOLDERS' DEFICIT)
Accounts payable.......................................    $  191                      $   191
Accrued liabilities....................................       420        $    32(L)        460
                                                                               8(J)
                                                           ------        -------        ------
     TOTAL CURRENT LIABILITIES.........................       611             40           651
                                                           ------        -------        ------
Long-term debt.........................................                    1,029(M)      1,029
Post-retirement liabilities............................       615            303(L)        918
Other liabilities......................................       444            (44)(L)       400
Monsanto Company equity................................       859             75(H)         --
                                                                             (24)(J)
                                                                             (25)(K)
                                                                          (1,029)(M)
                                                                            (186)(L)
                                                                             280(N)
Stockholders' deficit..................................                     (280)(N)      (280)
                                                           ------        -------        ------
TOTAL LIABILITIES AND MONSANTO COMPANY EQUITY
  (STOCKHOLDERS' DEFICIT)..............................    $2,529        $   189       $ 2,718
                                                           ======        =======        ======

        See Notes to Pro Forma Condensed Combined Financial Statements.

           NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                   UNAUDITED

(A) To record the estimated effect of new selling prices and arrangements on former intercompany sales from the Company to Monsanto. The Company sells certain products to Monsanto under arms-length long-term contracts with formula-based or market-based pricing mechanisms. The Company also acts as the agent for Monsanto in purchasing additional quantities of one of these products. The net effect of these changes in supply arrangements and prices is to reduce the overall net sales of the Company. See "Agreements with Monsanto -- Raw Material Supply Agreements."


(B) To record the assumed increase in retiree medical and pension costs as a result of the Spinoff. For the purpose of the Company's historical financial statements, the annual costs for retiree medical and pension liabilities have been allocated generally based upon the percentage of payroll costs to total Company payroll costs. In connection with the Spinoff, the Company assumed retiree medical liabilities for its active employees and former employees who last worked at a Chemicals Business facility or certain former chemicals facilities. In addition, in connection with the Spinoff, the Company assumed the U.S. pension liabilities, and received related assets, for its active employees and for certain former employees of the Company who left Monsanto in earlier years. The amount of these liabilities assumed by the Company is significantly greater than the amounts allocated historically. As a result pension and post-retirement costs for the Company have increased significantly in total following the Spinoff. See "Agreements with Monsanto -- Employee Benefits Allocation Agreement."


(C) To record the estimated effect of transactions with the P4 Joint Venture (as defined herein). The amounts reflect assumed payments from the Company to Monsanto of $2 million and $5 million, for the six months ended June 30, 1997 and the year ended December 31, 1996, respectively, for premiums related to production taken over certain specified levels. These amounts are offset by assumed accrued income for option fee payments from Monsanto to the Company for the six months ended June 30, 1997 and the year ended December 31, 1996, of $1 million and $2 million, respectively. See "Agreements with Monsanto -- P4 Joint Venture."

(D) To reverse the historical Monsanto corporate expense allocation to the Company because the Company is no longer subject to the allocation of corporate expenses from Monsanto following the Spinoff. The allocated corporate expenses include, among other items, executive administration, Monsanto's business and organizational development initiatives, and the cost of corporate incentives. For purposes of the historical financial statements, such expenses were allocated on the basis of the net capital employed by the Chemicals Business. For the six months ended June 30, 1997 and the year ended December 31, 1996, $12 million and $85 million, respectively, of such expenses were allocated to the Company.

(E) Because the Company is no longer subject to the allocation of corporate expenses from Monsanto, a pro forma adjustment was made to record estimated general corporate costs that the Company believes it would have incurred had the Company been a separate public company for the periods presented.

(F) To record additional interest expense as a result of the assumption of debt by the Company from Monsanto and the borrowings under the Offerings, detailed as follows:

     For the year ended December 31, 1996 --
          (1) Estimated interest on long-term debt at an average assumed rate of
             6.17%..............................................................   $ 64
          (2) Elimination of historical interest expense........................    (36)
                                                                                   ----
          Net pro forma adjustment..............................................   $ 28
                                                                                   =====
     For the six months ended June 30, 1997 --
          (1) Estimated interest on long-term debt at an average assumed rate of
             6.67%..............................................................   $ 34
          (2) Elimination of historical interest expense........................    (21)
                                                                                   ----
          Net pro forma adjustment..............................................   $ 13
                                                                                   =====

     An increase or decrease of 0.125% in the weighted average interest rate would result in an increase or decrease in interest expense of $1.3 million and $0.6 million for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively.

     In September 1997 the Company entered into interest rate swaps with certain financial institutions, with a notional amount of $200 million, for the purpose of hedging the interest rate of debt the Company anticipated issuing in 1997. The interest rate swaps will be settled in cash in conjunction with sale of the 2027 Debentures. Any such amounts will be amortized as an adjustment in interest expense payable on the 2027 Debentures over the expected term of the 2027 Debentures.

(G) To record the estimated provision for income tax as a result of the pro forma adjustments referred to in Notes (A) through (F) above at an estimated combined U.S. federal and state income tax rate of 36%.

(H) To record the contribution of $75 million in cash to the Company from Monsanto. See "Agreements with Monsanto -- Distribution Agreement."

(I)  To record the deferred financing costs associated with the Offerings.

(J) To record the reduction in deferred tax assets to an estimated combined U.S. federal and state income tax rate of 36% for the Company and to reflect the assumption of certain tax liabilities in accordance with the Tax Sharing and Indemnification Agreement (as defined herein). See "Agreements with Monsanto -- Tax Sharing and Indemnification Agreement."

(K) To record the contribution by Monsanto of a 40% interest in the P4 Joint Venture (as defined herein) to the Company. See "Agreements with Monsanto -- P4 Joint Venture."

(L) To record the assumption and reclassification of additional post-retirement liabilities by the Company, principally for retiree medical and pensions, and to record the related deferred tax asset and the resulting effect on Monsanto Company equity. See "Agreements with Monsanto -- Employee Benefits Allocation Agreement." See Note (B) above for additional information.

(M) Reflects the following:

          (1) Assumption in the Spinoff of debt by the Company, principally
              assumable commercial paper.......................................   $1,029
          (2) Borrowings under the Offerings...................................      600
          (3) Repayment of commercial paper....................................     (600)
                                                                                  ------
                                                                                  $1,029
                                                                                  ======

(N) Reclassification from Monsanto Company equity to stockholders' deficit.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The combined financial statements of the Company generally reflect the results of operations, financial position and cash flows of the operations transferred to the Company by Monsanto in connection with the Spinoff. Accordingly, the Company's combined financial statements have been carved out from the consolidated financial statements of Monsanto using the historical results of operations and historical basis of the assets and liabilities of the Chemicals Business and the allocation methodology described in Note 1 to the Company's Combined Financial Statements. The historical combined financial statements of the Company do not include certain assets and liabilities which were transferred to the Company in connection with the Spinoff. See "Unaudited Pro Forma Condensed Combined Financial Statements" and Note 1 to the Company's Combined Financial Statements included in this Prospectus. Management believes the assumptions underlying the Company's financial statements are reasonable. The combined financial statements, however, may not necessarily reflect the results of operations, cash flows or financial position of the Company in the future, or what the results of operations, cash flows or financial position would have been had the Company been a separate stand-alone public entity.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1997 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1996


     For the six months ended June 30, 1997, the Company's net sales of $1,489 million increased $35 million, or 2%, as compared with the same period in 1996. Approximately $27 million of the increase can be attributed to higher sales volumes and an improved sales mix, with the remainder of the increase attributable to higher average selling prices. The sales increase was driven by increased demand and was principally the result of higher sales volumes of nylon plastics and polymers, as well as higher sales volumes of Saflex(R) plastic interlayer. The sales increase was partially offset by lower sales volumes for carpet fibers, principally because of lower sales into the residential carpet market. Combined sales of the other business units for the first half of 1997 were essentially even with sales in the same period of 1996.


     The Company's operating income for the first half of 1997 increased $74 million, or 63%, versus the first half of 1996. However, as further discussed in
Note 2 of the Notes to Interim Combined Financial Statements included elsewhere in this Prospectus, operating income for the first half of 1997 includes $10 million of pretax charges associated with the adoption of the SOP 96-1 for environmental reserves at operating locations. In addition, as further described in Notes 6 and 7 to the Company's Interim Combined Financial Statements, operating income in the first half of 1997 reflects a charge of $10 million for environmental-related litigation at the Brio Superfund site, as well as $8 million in reversals of excess restructuring reserves from prior years. If the net effect of these changes was excluded, operating income in the first six months of 1997 would have increased 73% compared with a weak operating income performance in the same period last year. Lower administrative expenses, the effect of increased sales described above, and improved manufacturing performance all contributed to the significant increase in operating income. The decrease in administrative expenses can be attributed primarily to lower allocations related to Monsanto's business and organizational development initiatives. Higher capacity utilization contributed to the improved manufacturing performance. In addition, operations benefited from cost savings realized through the various restructuring actions taken in recent years.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which will be effective for the Company beginning January 1, 1998. SFAS No. 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company has not yet completed its analysis of how it will apply this new standard.

     The Company is affected by certain general economic conditions, particularly as they relate to the housing industry in the United States and the automotive industry both in the United States and internationally, which are cyclical businesses. In addition, global competition and customer demands for efficiency will continue to make sustained price increases difficult. The prices of purchased raw materials used by the Company fluctuate in the short term and are affected by factors such as plant outages, oil prices and supply and demand. However, in the long term, the Company believes that the addition of new worldwide capacity should exert downward pressure on raw material costs.

1996 COMPARED WITH 1995

     The Company's net sales increased $13 million in 1996. However, as further discussed in the Notes to the Company's Combined Financial Statements, prior year operations reflect four month sales and operating income from the rubber chemicals business that was contributed to the formation in May 1995 of the Flexsys joint venture between Monsanto and Akzo Nobel N.V. ("Akzo Nobel") which is described below. Sales and operating results for the rubber chemicals business are no longer included in the Company's combined totals. If the sales from this business were excluded in 1995, the Company's sales would have increased $153 million, or 5%, in 1996. Approximately $204 million of the increase can be attributed to higher sales volumes and an improved sales mix. This increase was partially offset by the effect of lower average selling prices which totaled approximately $51 million.

     Most of the sales growth was driven by increased sales for fibers products, primarily because of higher sales volumes of nylon and acrylic fibers. Nylon fiber sales were considerably higher than sales in 1995 because of higher demand in the carpet industry. Increased demand in U.S. markets and higher export sales, particularly into China, drove the sales volume growth for acrylic fibers. A decline in average selling prices partially offset the increase in nylon and acrylic fiber sales. Nylon polymer sales also contributed to the sales increase on the strength of higher sales volumes. Sales of intermediates and phosphorus and derivative products were essentially even with the prior year. Sales of industrial products in 1996 were up moderately from those in 1995, principally because of higher sales volumes, led by higher sales volumes for Therminol(R) heat transfer fluids. Higher sales volumes, partially offset by lower average selling prices, resulted in a modest increase in the net sales of Saflex(R) plastic interlayer in 1996. Polymer modifier sales declined slightly in 1996, primarily due to lower sales volumes.

     In 1996, operating income for the Company decreased $225 million from operating income in 1995. However, profitability in both years was affected by unusual items. Operating income in 1996 included a net charge of $248 million for restructuring and other actions, primarily for the costs of work force reductions, asset write-offs and facility rationalizations. Operating income in 1995 was reduced by $46 million, principally as a result of restructuring charges for employment reductions and the costs to close several facilities. If the unusual items in 1996 and 1995 and the results of the rubber chemicals business were excluded, 1996 operating income for the Company would have decreased $20 million from the comparable amount in 1995.

     The positive effect of higher sales volumes and lower raw material costs on operating income was offset by lower average selling prices, by significantly higher administrative expenses and by higher manufacturing costs. The manufacturing cost increase was principally associated with maintenance downtime and capacity expansion projects. Customer demands and worldwide competitive pressures limited the Company's pricing flexibility on most of its products. Future reductions or increases in average selling prices will continue to be contingent upon these demands and pressures.

     The 1996 increase in administrative expenses was primarily due to higher costs associated with various employee incentive programs, as well as to increased allocations related to Monsanto's business and organizational development initiatives.

     The increase in "Other income (expense) -- net" was primarily the result of higher earnings from equity affiliates, principally associated with the Flexsys and the Advanced Elastomer Systems 50/50 joint venture ("Advanced Elastomer Systems") between Monsanto and Exxon Corporation ("Exxon").

     The 1996 effective income tax rate of 3% compared to the U.S. federal statutory rate of 35% can be attributed primarily to the joint venture after tax earnings included in "Other income (expense) -- net" and benefits from the foreign sales corporation. It is expected that the effective income tax rate in future periods will be significantly higher and will slightly exceed the U.S. federal statutory rate.

1995 COMPARED WITH 1994

     The Company's net sales decreased $133 million in 1995. However, net sales and operating results for the first four months of 1995 and for all of 1994 include the results from the Company's rubber chemicals business. As further discussed in Note 4 to the Company's Combined Financial Statements, on May 1, 1995, Monsanto contributed the rubber chemicals business to the Flexsys joint venture. Operations for the Flexsys joint venture commenced on May 1, 1995. As a result, sales and operating results for the rubber chemicals business are no longer included in the Company's results. If the sales from this business were excluded in both 1995 and 1994, the Company's sales in 1995 would have increased $127 million, or 5%. Approximately $105 million of this increase can be attributed to the effects of higher average selling prices, with the remainder of the increase attributable to higher sales volumes.

     Nylon intermediate sales in 1995 increased significantly from sales in 1994, primarily on the strength of higher selling prices. In addition, the Company's 1995 sales increase benefited from higher sales of polymer modifiers and nylon polymers as a result of higher average selling prices. Net sales of Saflex(R) plastic interlayer increased modestly from sales in 1994, principally because of favorable exchange rates. Sales volumes were essentially even with those in 1994 as expected growth in the global automotive markets failed to materialize in 1995. The 1995 increase in net sales was partially offset by lower nylon and carpet fiber sales, as the carpet industry experienced lower consumer demand in 1995. Demand for acrylic fibers in U.S. markets was soft during 1995 and negatively affected sales volumes. This decline was partially offset by higher export sales, particularly in China.

     Operating income for the Company increased slightly in 1995 from operating income in 1994. However, unusual items affected profitability in both years. Operating income in 1995 was reduced by $46 million, principally the result of restructuring charges for employment reductions and the costs to close several facilities. Operating income in 1994 was reduced by $34 million in restructuring charges, principally related to work force reductions and costs to close several facilities. If these unusual items and the results of the rubber chemicals business were excluded, operating income for the Company would have increased by 3% from operating income in 1994.

     Operating income was positively affected by higher selling prices, the effect of continued cost-reduction efforts, and manufacturing efficiencies, but was hurt by higher raw material costs. Competitive pressures worldwide limited the Company's ability to recover the increased raw material costs fully through increased selling prices.

     The decrease in marketing expenses was principally due to the inclusion of only four months of marketing expenses associated with the rubber chemicals business in 1995 operating results.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has generated sufficient cash from its operations to fund its capital needs, including working capital. Capital expenditures averaged $186 million per year for the past three years and were used to fund various maintenance and capacity expansion projects. The

Company expects that its capital requirements for 1997 will be approximately $175 million and could increase to between approximately $275 million and $450 million annually over the following few years, principally as a result of capacity expansion and cost reduction projects. In addition, environmental remediation expenditures have averaged $62 million per year over the past three years, and the Company expects to incur similar amounts per year over the next several years.

     The Company's working capital at June 30, 1997 increased to $325 million from $121 million at December 31, 1996, primarily because of an increase in trade receivables and lower accrued liabilities. The decrease in accrued liabilities, principally wages and benefits, was primarily the result of significantly higher payouts associated with employee incentive programs. The increased incentive payouts included the final payment of certain deferred amounts related to a three-year incentive plan.

     On September 3, 1997, the Company Board authorized the purchase of up to 5 million shares of Company Common Stock. The Company currently plans to complete these purchases over the next two years.

     The Company's pro forma balance sheet includes approximately $1.029 billion of debt, consisting primarily of the Securities and commercial paper. The commercial paper is backed by $1.2 billion in revolving credit facilities of the Company. See "Other Indebtedness of the Company."

     The Company believes that its cash flow from operations, supplemented by periodic additional borrowings, provides it with sufficient resources to finance operations and planned capital needs.

ENVIRONMENTAL MATTERS

     The Company continues to make a strong commitment to comply with various laws and government regulations concerning environmental matters and employee safety and health in the United States and other countries. U.S. federal environmental legislation having particular effect on the Company includes the Toxic Substances Control Act; the Resource Conservation and Recovery Act ("RCRA"); the Clean Air Act; the Clean Water Act; the Safe Drinking Water Act; and the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund"), as amended by the Superfund Amendments and Reauthorization Act. The Company is also subject to the Occupational Safety and Health Act and regulations of the Occupational Safety and Health Administration ("OSHA") concerning employee safety and health matters. The Environmental Protection Agency ("EPA"), OSHA and other federal agencies have the authority to promulgate regulations which have an effect on the Company's operations. In addition to these federal activities, various states have been delegated certain authority under the aforementioned federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. State and federal authorities may seek fines and penalties for violation of these laws and regulations.

     The Company is dedicated to long-term environmental protection and compliance programs that reduce and monitor emissions of hazardous materials into the environment as well as to the remediation of identified existing environmental concerns. The Company is among the leaders in the chemical industry's Responsible Care performance enhancement program.

     Expenditures in 1996 were approximately $9 million for environmental capital projects and approximately $85 million for the management of environmental programs, including the operation and maintenance of facilities for environmental control. The Company estimates that during 1997 and 1998 approximately $15 million to $20 million per year will be spent on additional capital projects for environmental protection and that expenses for the management of environmental programs in 1997 and 1998 will continue at levels comparable to 1996.

     Monsanto intermittently received notices from the EPA alleging that it is a PRP under Superfund with respect to Company sites. In 1996, two such notices were received for the Company. With respect to many of these notices, Monsanto has resolved disputes, entered partial and complete consent decrees, and executed administrative orders with the EPA settling a portion or all of the Company's liability. Remediation pursuant to such settlements is ongoing.

     The Company's policy is to accrue costs for remediation of contaminated sites in the accounting period in which the responsibility is established and the cost is estimable. The Company's estimates of its liabilities for Superfund sites are based on evaluations of currently available facts with respect to each individual site and take into consideration factors such as existing technology, laws and agency policy, and prior experience in remediation of contaminated sites. As assessments and remediation activities progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical, engineering and legal information that becomes available. The Company had an accrued liability of $51 million as of December 31, 1996 for Superfund sites. Major Superfund sites in this category include the noncompany-owned sites at Brio and MOTCO in Texas, Fike/Artel in West Virginia and Woburn in Massachusetts, which account for $34 million of the accrued amount. Because of uncertainties primarily related to the method and extent of remediation, potential future expenses could be as much as an additional $10 million for these sites based upon existing technology and other currently available information. These potential future expenses may be incurred over the next decade. The Company spent approximately $20 million in 1996 for remediation of Superfund sites. Similar amounts can be expected in future years.

     The Company had environmental reserves of $58 million as of December 31, 1996 for shut-down plants and third-party sites for which the Company assumed responsibility pursuant to the Distribution Agreement. The Company's estimates of its liabilities are based on evaluations of currently available facts with respect to each individual site and take into consideration factors such as existing technology, laws and agency policy and prior experience in remediation of contaminated sites. Subject to these uncertainties, the Company currently estimates that potential future expenses could be as much as an additional $50 million for these sites. The Company spent $21 million in 1996 for remediation of these sites. Similar amounts can be expected in the future.

     For solid and hazardous waste remediation at the Company's operating locations, the Company recognizes post-closure environmental costs and remediation costs over the estimated remaining useful life of the related facilities, not to exceed 20 years. The Company spent $18 million in 1996 for remediation of these facilities and had an accrued liability of $41 million as of December 31, 1996 for these sites. Uncertainties related to these costs are evolving government regulations, the methods and extent of remediation and future changes in technology. The Company estimates that closure costs for these facilities will be an additional $70 million, based upon existing technology and other currently available information.

     Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to result in a material adverse change in the Company's liquidity or financial position as reflected in the Company's historical financial statements, but they could have a material adverse effect on profitability in a given period. The impact of any future changes in environmental law and regulation on the Company's liquidity, financial position and profitability cannot be predicted with accuracy.

     Effective January 1, 1997, the Company adopted SOP 96-1, "Environmental Remediation Liabilities." SOP 96-1 establishes authoritative guidance regarding the recognition, measurement and disclosure of environmental remediation liabilities. The primary change in the Company's accounting principles associated with the adoption of this SOP was an acceleration of the recognition of certain environmental remediation liabilities at operating facilities. As a result, the Company recorded an aftertax charge of $6 million in the first half of 1997. Additional aftertax charges in the range of $9 million to $14 million are anticipated in 1997 as the criteria for recording these liabilities are met. These charges are in addition to the 1997 and 1998 estimated capital expenditures for environmental projects previously described.

                            BUSINESS AND PROPERTIES

     The Company produces and markets a range of high performance chemical-based materials, including nylon and acrylic fibers and fiber intermediates, Saflex(R) plastic interlayer, phosphorus derivatives, and specialty chemicals. These materials are used by customers to make consumer, household, automotive and industrial products.

     The Company's strategic focus is built on four key technology strengths: polymer chemistry, phosphorus chemistry, fiber technology, and process engineering expertise. These technologies are used in various combinations to create value-added products in ten business units: Acrilan(R) Acrylic Fibers, Carpet Fibers, Industrial Nylon Fibers, Industrial Products, Intermediates, Nylon Plastics & Polymers, Phosphorus Derivatives, Polymer Modifiers, Resins, and Saflex(R)Plastic Interlayer. Three business units -- Carpet Fibers, Intermediates and Saflex(R) Plastic Interlayer -- accounted for over 50% of the Company's total sales in 1996.

     To compete effectively in its markets, the Company is implementing a strategy which emphasizes the following key elements:

          CORE PRODUCTS AND TECHNOLOGIES: The Company intends to focus on its core products and technologies throughout its ten business units. The Company will continue to invest in manufacturing technology, product research and technical and marketing support in order to continually improve its cost and quality positions as well as its applications support and technical service.

          AGGRESSIVE COST CONTROLS AND FOCUS ON PROFITABILITY: Over the past several years, the Company has restructured its product portfolio to exit underperforming businesses. The Company believes that additional expense reductions can be achieved in manufacturing and administrative functions.

          SELECTED GROWTH INITIATIVES: The Company intends to develop the growth potential of its core chemistries and technologies through targeted new product introductions, innovations in related fields and selective expansions of its presence in international markets.

          PERFORMANCE INCENTIVES: The Company plans to provide incentives for employees to increase cash flow, earnings per share and shareholder value.

     In 1996, the Company had revenues of approximately $3.0 billion and operating income of approximately $33 million (approximately $281 million if the effect of $248 million of restructuring costs and unusual charges were excluded). Approximately one-third of the Company's sales in 1996 were made into markets outside the United States. See the Company's Combined Financial Statements.

DESCRIPTION OF PRINCIPAL PRODUCTS AND COMPETITIVE SITUATION

     Set forth below are descriptions of the Company's ten business units, in alphabetical order.

     ACRILAN(R) ACRYLIC FIBER

     The Company is the largest producer of acrylic fiber in North America. It manufactures and markets a full line of commodity and specialty grades of this fiber, which is used to make apparel, craft yarns, cloth for home furnishings, and brake fibers, among other uses.

     The Company's Acrilan(R) trademark is widely recognized in the industry, as are the following brand names which are used to identify products made with Acrilan(R): Wear-Dated(R) upholstery; DuraSpun(R) fibers; the Smart Yarns fibers (for socks); and Wintuk(R), Sayelle(R) and Bounce Back(R) (fibers for craft yarn).

     The principal competitor for acrylic fiber in North America is Sterling Chemicals, Inc. Worldwide, competitors include MonteFibre S.p.A. (Italy), AKSA Akrilik Kimya Sanayii A.S. (Turkey), Courtalds plc (United Kingdom) and Mitsubishi Chemicals Corporation (Japan). Acrylic fiber also competes against other fibers such as cotton and polyester.

     The primary raw material for acrylic fiber is acrylonitrile, which is produced internally by Intermediates and supplemented with external purchases.

     There are a variety of differentiated Acrilan(R) brand products, including producer-colored fiber, pigmented UV resistant fibers, bi-component Bounce Back(R) fibers, DuraSpun(R) abrasion-resistant fibers and technical fibers used in friction applications, as well as precursor chemicals for carbon fibers. These products -- and the opportunity to develop sales in other parts of the Western Hemisphere -- represent the business unit's best opportunity for growth. In addition, the Company generates significant income from the licensing of its proprietary wet spinning acrylic technology, primarily in Asian markets.

     CARPET FIBERS

     The Company is the largest supplier of nylon staple to the North American carpet industry, for the residential market (new construction and replacement), the contract market (offices, hotels, restaurants, retail and institutions) and the rug market. Its product portfolio includes nylon 6,6 staple, bulk continuous filament ("BCF") and acrylic staple fibers -- offering carpet mills a wide range of performance and styling characteristics.

     The Company's products are marketed under two of the industry's most respected brand names: Wear-Dated(R) carpets (residential) and Ultron(R) VIP nylon (contract). The Wear-Dated(R) name is widely recognized by consumers in North America for its guarantee of the finished carpet's outstanding quality and exceptional performance.

     Competitive success is determined by different factors in different segments of the market. Overall, Carpet Fibers benefits from vertical integration with Intermediates. In the residential segment, branded products compete based on technical advances and marketing programs, such as the Company's warranty offered on Wear-Dated(R) carpets, retailer sales incentives and similar activities.

     In contract markets, the basis for competition is product performance and downstream marketing programs. The Ultron(R) VIP nylon brand offers carpet makers an innovative mix of fiber shapes and sizes that are specifically engineered for features such as soil-hiding ability and extra bulk and cover. Carpet Fibers works closely with the building design community to develop new products which address the contract market's needs. It also sells Ultron(R) SD Solution-Dyed nylon 6,6, which offers superior colorfastness and protection against harsh chemicals, bacterial growth and stains.

     The Company is introducing DyeNAMIX(R) technology, a substantially improved fiber system which permits rich, deep colors and enhances the print clarity of carpets. This proprietary technology is environmentally friendly, while also allowing carpet mills to achieve higher efficiencies and lower dye costs.

     The principal competitors for nylon carpet fiber in the United States are E.I. DuPont De Nemours and Company ("DuPont"), AlliedSignal Inc.
("AlliedSignal") and BASF AG ("BASF"). The Company and AlliedSignal offer both nylon staple and BCF products, while DuPont and BASF are primarily BCF suppliers. The Company owns and operates the world's largest integrated nylon manufacturing plant in Pensacola, Florida.

     A majority of Carpet Fibers' sales are generated by a few major customers in the carpet mill industry.

     Carpet Fibers receives almost all of its major raw materials from Intermediates.

     INDUSTRIAL NYLON FIBERS

     The Company makes and supplies a line of industrial-strength nylon fibers to a variety of manufacturing customers. Industrial Nylon Fibers' product line features continuous filament nylon 6,6 yarns in thickness ranging from 60 to 2000 deniers. Heavier yarns are used for applications such as bias tires for earth movers, NASA space shuttles, aircraft and trucks; mining conveyor belts; and cargo slings. Lighter weight yarns are used to make backpacks, ribbons, sewing threads and dental floss. Cost per unit of performance, service (including the ability to tailor the properties of yarns for use in specific applications) and breadth of product line are the major drivers of success in the industrial fibers market. The Company has built a strong presence in the bias tire and other heavy-denier segments and in industrial sewing threads. Sales to five major tire companies account for about 50% of total Industrial Nylon Fibers volume.

     The Company is currently investing capital to increase spinning capacity and to enhance spinning technology at its Greenwood, South Carolina plant. This project will use proprietary technology (licensed from Toray Industries Inc.) to improve product quality, enhance yarn performance and tenacity and enable the Company to achieve a low-cost position in key segments of the market, including automotive airbags and high performance tires.

     Industrial Nylon Fibers receives almost all of its major raw materials from Intermediates. Competitors in the United States include DuPont (the market leader) and AlliedSignal.

     INDUSTRIAL PRODUCTS

     The Company is a leading producer of specialty industrial fluids and lubricants. Its products are widely recognized in their market segments for specific performance characteristics which result from proprietary formulations. Substantially all of the products in this business unit are trademarked, and include the following brands: Skydrol(R) aviation fluids; Therminol(R) heat transfer fluids; Dequest(R) water treatment chemicals; and Glacier(R) metalworking fluids.

     The Skydrol(R) product line includes fire-resistant hydraulic fluids which are used in more than half of the world's commercial aircraft. A new product, Skydrol(R) 5, was introduced in 1996. It offers a range of enhanced performance characteristics, such as improved thermal stability, improved corrosion protection and reduced weight. The Skydrol(R) brand's major competitor is manufactured by Exxon.

     Therminol(R) heat transfer fluids are leaders in the worldwide high temperature liquid phase market. These products, used in various types of capital equipment, are known for remaining thermally stable at high temperatures and for their low temperature pumping characteristics. Competitors include The Dow Chemical Company and Nippon Steel Chemical Co., Ltd.

     Dequest(R) water treatment chemicals are used to solve problems in a number of heavy and light industrial applications. These products offer functional properties such as sequestration, scale inhibition and corrosion control. Competing products are marketed by Albright & Wilson plc ("Albright & Wilson") and Bayer Corporation ("Bayer").

     Launched in 1996, Glacier(R) metalworking fluids are the industry's first environmentally safe lubricants designed for machining operations such as grinding, drilling and threading. The fluids are biodegradable and practically non-toxic.

     The Company's specialty industrial fluids are sold throughout the world, with no single customer accounting for a significant level of sales.

     Industrial Products expects to develop new opportunities in its niche markets by continuing to develop and introduce new products such as Glacier(R) and by pursuing sales in additional geographic areas such as Asia and Latin America. The Company recently formed a joint venture in Suzhou, China, to manufacture Therminol(R) heat transfer fluids.

     Industrial Products relies on a number of raw materials such as benzene, phenol and phosphorus trichloride, most of which are processed internally by Intermediates.

     INTERMEDIATES

     Intermediates manufactures more than three dozen "building block" chemicals which are used by the Company and by other companies to make a wide variety of finished products. Intermediates' product lines include nylon intermediates, sold to a number of fibers and plastics manufacturers worldwide; chlorobenzenes, used in applications such as rubber chemicals, pigments, antioxidants, herbicides, solvents and resins; and other intermediates which are used to produce fertilizers, detergents and animal feed supplements.

     Intermediates relies on aggressive cost control, exceptional product quality, world-class manufacturing scale and proprietary manufacturing technology to drive its competitive success. Its strategy is to support the competitiveness of other Company products by achieving the low-cost position on their critical "building block" chemicals and to pursue profitable external sales of these products. Intermediates has achieved a leading position in nylon intermediates through a combination of proprietary technology and scale.

     Intermediates obtains its key raw materials, including natural gas, cyclohexane, propylene, benzene and chlorine, from a number of suppliers.

     To meet internal demand and address external sales opportunities, Intermediates is planning an expansion of its acrylonitrile manufacturing capacity, which will also reduce its manufacturing costs.

     The majority of the production of Intermediates is used internally, with most of the external sales made to a limited number of customers. In some product lines, external sales are dependent on a major customer. However, in each of these cases, sales to internal customers account for the majority of the business unit's production capacity.

     Competitors vary by product line and by world region and include DuPont, Rhone-Poulenc S.A. ("Rhone-Poulenc") and BASF.

     NYLON PLASTICS & POLYMERS

     The Company manufactures and markets a line of Vydyne(R) nylon 6,6 molding resins and extrusion polymers and nylon 6,6 polymers for fiber applications. Vydyne(R) nylon gives plastics manufacturers the ability to provide their products with enhanced performance characteristics, such as heat resistance, chemical resistance and toughness. Vydyne(R) nylon molding resins are used in under-the-hood automotive components, electrical connectors for telephone systems and computers, medical devices and similar applications.

     Product performance, technical service, vertical integration and breadth of product line are the major drivers of success in this market. Nylon Plastics & Polymers relies on nylon 6,6 salt as its primary raw material. This material is produced internally by Intermediates. The business unit's primary competitor is DuPont.

     PHOSPHORUS DERIVATIVES

     The Company has developed an extensive franchise in phosphorus chemistry. The Company is a low-cost producer of phosphorus-based chemicals, and most of its product technologies are proprietary. It also has a joint venture in Brazil using purified wet acid technology to produce many of these products. The Company manufactures products for a wide range of industries:

          FOOD AND BEVERAGE. Its phosphates are used in many food products to improve texture, appearance and flavor. Branded products include Levn-Lite(R), Pan-O-Lite(R) and Leverage(R) brand leavening agents, used in baking; Nutrifos(R) sodium tripolyphosphate, used in meat and poultry processing; and Katch Fish(R) phosphate, used to extend the shelf life of fish products.

          PERSONAL CARE PRODUCTS. Major toothpaste manufacturers around the world rely on the Company's oral care phosphates to improve the performance of their products. The Company has been a leader in the development of dentifrice agents which are used to control tartar and to polish and whiten teeth.

          SPECIALTY CHEMICALS. The Company manufactures a number of phosphorus-based intermediates which serve as key ingredients in oil additives, pesticides and mining chemicals. The Company also offers high-purity phosphoric acid, used as a building block in the manufacture of high-purity phosphate salts.

          INDUSTRIAL CLEANERS AND FIRE RETARDANTS. The Company provides specialized cleaning ingredients for commercial laundries, restaurant and hospital dishwashing systems and vehicle wash facilities. The Company also makes and sells Phos-Chek(R) fire fighting agent, used in aerial spraying to control forest fires and wildfires.

          ELEMENTAL PHOSPHORUS. The Company may also offer for sale elemental phosphorus sourced from the P4 Joint Venture.

The primary competitors for Phosphorus Derivatives are FMC Corporation, Albright & Wilson and Rhone-Poulenc. The business unit's primary raw material is elemental phosphorus, which is mined and processed in Soda Springs, Idaho, at facilities which are jointly owned by the Company and Monsanto through the P4 Joint Venture. See "Agreements with Monsanto -- P4 Joint Venture."

     POLYMER MODIFIERS

     The Company manufactures and markets a line of polymer modifiers and specialty plasticizers which are used to improve the performance of flooring products, sealants, caulks, adhesives and other goods. Unit brands include Santicizer(R) polymer modifiers and plasticizers, and Santotac MRS(R), a flooring additive.

     Polymer Modifiers is focused on specialty applications, where technical expertise and processing knowledge can be used to help customers obtain valuable performance attributes in their products (e.g., mar/scratch resistance, stain resistance, enhanced gloss and flame retardance). Competitors vary by product line and include Bayer and Akzo Nobel.

     Polymer Modifiers obtains its key raw materials from U.S. and European markets. New products (such as Santotac MRS(R)) and geographic expansion (particularly into central Europe and Asia) are expected to be the primary drivers of growth.

     RESINS

     This business unit manufactures and markets a line of specialty resins which are used in the manufacture of thermoset paints and coatings, pressure sensitive adhesives, paper coatings, plastic products and other applications. Brands include Resimene(R) amino crosslinkers, Gelva(R) pressure sensitive adhesives, Santosol(R) solvents which have certain environmentally friendly characteristics, Scripset(R) resins for paper sizing, Butvar(R) specialty binders, Modaflow(R) flow and leveling agents, ClearPass(R) spray control systems and other fabricated products.

     Resins provides technical expertise to help customers obtain value-added performance characteristics. Major competitors vary by product line and include Cytec Industries, Inc. (coatings and surface size); National Starch and Chemical Co. and Ashland Inc. (solution acrylic adhesives); Rohm and Haas Company and Air Products and Chemicals, Inc. (emulsion water-based adhesives); and DuPont (solvents which have certain environmentally friendly characteristics).

     Resins relies on a number of commodity chemicals as raw materials, all of which are readily available. New products (such as di-methyl esters, a solvent with certain environmentally-friendly characteristics) and geographic expansion (particularly into Europe, Latin America and Asia) are expected to be the primary drivers of growth.

     SAFLEX(R) PLASTIC INTERLAYER

     The Company is the world's largest producer of polyvinyl butyral ("PVB"), a plastic interlayer used in the manufacture of laminated glass for automotive and architectural applications. The business unit's product is marketed under the Saflex(R), Saflex SV(R) (superior value) and KeepSafe(TM) (for residential security windows) trademarks. In 1997, Saflex(R) Plastic Interlayer will commercialize a patented, reformulated product which is designed to provide superior processing and application performance. Continued business development will be driven by the introduction of the reformulated PVB product, by increased penetration of geographic markets (especially Asia) and by the creation of new primary demand for PVB in laminated glass worldwide. A Saflex(R) finishing plant is scheduled to start up in Singapore in late 1997.

     Six customers account for 65% to 70% of total sales of Saflex(R) products worldwide. Saflex(R) Plastic Interlayer relies on vinyl acetate monomer, polyvinyl alcohol and butanol as raw materials, all of which are readily available in the U.S. and European markets. Sales volumes are influenced by shifts in automotive production and commercial building construction, which are cyclical businesses. The principal competitor in the manufacture of PVB is DuPont.

                                     * * *

     In 1997, the Company reorganized its businesses into the ten business units described above. While sales information for prior years was not collected on the basis of these ten units, sales information for four groups of the Company's businesses was collected and each accounted for more than 10% of the Company's annual sales during the fiscal years 1994, 1995 and 1996. Each of these four groups included the business activity of one or more of the current ten units. The Company believes that the sales data for these groups is generally comparable to what would have been recorded had the Company's current ten units been reported as part of these four groups. The table below shows the percentage of sales derived from each of these four groups along with the identity of the current units whose business activities were primarily included within those groups, as well as sales associated with other businesses which have either been divested or contributed to joint ventures:

                                                                          PERCENT OF
                                                                            SALES
                                                                     --------------------
                                                                     1996    1995    1994
                                                                     ----    ----    ----
        Fibers & Intermediates....................................    51%     47%     44%
        (generally comparable with the Acrilan Acrylic Fibers,
          Carpet Fibers, Industrial Nylon Fibers, Intermediates,
          Nylon Plastics & Polymers units)
        Phosphorus Products.......................................    11%     11%     11%
          (generally comparable with the Phosphorus Derivatives
             unit)
        Resins....................................................    21%     20%     19%
          (generally comparable with Saflex(R) Plastic Interlayer
             and Resins units)
        Specialty Chemicals.......................................    17%     17%     15%
          (generally comparable with the Industrial Products and
             Polymer Modifiers units)
        Divested/Joint Ventures...................................     --      5%     11%

PRINCIPAL EQUITY AFFILIATES

The Company participates in a number of joint ventures in which it shares management control with other companies. Principal joint ventures include the Flexsys joint venture, Advanced Elastomer Systems and the P4 Joint Venture. The Company's share of the unconsolidated net sales of the Company's joint ventures was $445 million in 1996.

     The Flexsys joint venture, headquartered in Belgium, is the world's leading supplier of process chemicals to the rubber industry. Its product line includes a number of branded accelerators (Santocure(R), Thiofide(R), Thiotax(R)), pre-vulcanization inhibitors (Santogard(R)), antidegradants and antioxidants (Flectol(R), Santowhite(R)), and insoluble sulphur (Crystex(R)). Flexsys is a 50/50 joint venture between the Company and Akzo Nobel.

     Advanced Elastomer Systems, headquartered in the United States, produces and sells thermoplastic elastomers -- materials which combine the processability of thermoplastic and the functional performance of thermoset rubber products. The joint venture's product lines include Santoprene(R) thermoplastic rubber and Vistaflex(R) thermoplastic elastomer. Advanced Elastomer Systems is a 50/50 joint venture between the Company and Exxon Corporation ("Exxon").

     See "Agreements with Monsanto -- P4 Joint Venture" for information about the P4 Joint Venture with Monsanto.

SALE OF PRODUCTS

     The Company's products are sold directly to end users in various industries, and to wholesalers, principally by the Company's own sales force. The Company's marketing and distribution practices do not result in unusual working capital requirements on a consolidated basis. Inventories of finished goods, goods in process and raw materials are maintained to meet customer requirements and the Company's scheduled production. In general, the Company does not manufacture its products against a backlog of firm orders; production is geared to the level of incoming orders and to projections of future demand. The Company generally is not dependent upon one or a group of customers, and it has no material contracts with the government of the United States, or any U.S. state or local, or foreign government. In general, the Company's sales are not subject to seasonality.

RAW MATERIALS AND ENERGY RESOURCES

     The Company is a significant purchaser of basic, commodity raw materials, including propylene, cyclohexane, benzene and natural gas. Major requirements for key raw materials and fuels are typically purchased pursuant to long-term contracts. The Company is not dependent on any one supplier for a material amount of its raw materials or fuel requirements, but certain important raw materials are obtained from a few major suppliers. In general, where the Company has limited sources of raw materials, it has developed contingency plans to minimize the effect of any interruption or reduction in supply. Information regarding specific raw materials is provided under "-- Description of Principal Products and Competitive Situation."

     While temporary shortages of raw materials and fuels may occasionally occur, these items are generally sufficiently available to cover current and projected requirements. However, their continuing availability and price are subject to unscheduled plant interruptions occurring during periods of high demand, or due to domestic and world market and political conditions, as well as to the direct or indirect effect of U.S. and other countries' government regulations. The impact of any future raw material and energy shortages on the Company's business as a whole or in specific world areas cannot be accurately predicted. Operations and products may, at times, be adversely affected by legislation, shortages or international or domestic events.

PATENTS AND TRADEMARKS

     The Company owns a large number of patents which relate to a wide variety of products and processes, has pending a substantial number of patent applications, and is licensed under a small number of patents owned by others. Also, the Company owns a considerable number of established trademarks in many countries under which it markets its products. Such patents and trademarks in the aggregate are of material importance in the operations of the Company.

COMPETITION

     The Company encounters substantial competition with respect to each of its product lines. This competition, from other manufacturers of the same products and from manufacturers of different products designed for the same uses, is expected to continue in both U.S. and ex-U.S. markets. Depending on the product involved, various types of competition are encountered, including price, delivery, service, performance, product innovation, product recognition and quality. Overall, the Company regards its principal product groups to be competitive with many other products of other producers, and believes that it is an important producer of many such product groups. For information regarding competition in specific markets, see "-- Description of Principal Products and Competitive Situation."

RESEARCH AND DEVELOPMENT

     Research and development constitute an important part of the Company's activities. In recent years, the Company's research and development expenses amounted to approximately 2.6% of sales on average, or $76 million, $77 million and $81 million in 1994, 1995 and 1996, respectively. The Company focuses its research and development expenditures on process improvements and select product development.

     The Company actively pursues technologies from around the world that are expected to bring value to its business. Recent examples include new technology for converting benzene to phenol, which was licensed from Boreskov Institute of Catalysis in Russia, and which the Company is actively seeking to license to third parties; and nylon industrial spinning technology, licensed from Toray Industries Inc. in Japan. The Company also licenses technologies to other firms.

ENVIRONMENTAL MATTERS

     For a discussion of environmental matters, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Matters."

EMPLOYEE RELATIONS

     As of September 1, 1997, the Company had approximately 8,800 employees worldwide. Satisfactory relations have prevailed between the Company and its employees. The Company uses self-directed work teams, incentive programs, and other initiatives to keep employees actively involved in the success of the business. Substantially all of the Company employees have options to purchase Company Common Stock ("Company Options"). Approximately 20% of the Company workforce is represented by various labor unions.

INTERNATIONAL OPERATIONS

     The Company and affiliated companies are engaged in manufacturing, sales and research and development in areas outside the United States, including Europe, Canada, Latin America and Asia. Approximately one-third of the Company's 1996 sales were made into markets outside the United States. Operations outside the United States are potentially subject to a number of risks and limitations which are not present in domestic operations, including fluctuations in currency values, trade restrictions, investment regulations, governmental instability and other potentially detrimental governmental practices or policies affecting U.S. companies doing business abroad.

PROPERTIES

     The general offices of the Company are located in St. Louis County, Missouri in premises leased from Monsanto. The Company also has research laboratories, research centers and manufacturing locations worldwide. In addition to the general offices, the Company has the following principal facilities, all of which are owned:


           PLANT SITE                                 BUSINESS UNITS SERVED
---------------------------------   ----------------------------------------------------------
Anniston, Alabama................   Industrial Products
Augusta, Georgia.................   Phosphorus Derivatives
Carondelet
  (St. Louis, Missouri)..........   Phosphorus Derivatives
Chocolate Bayou
  (Alvin, Texas).................   Industrial Products, Intermediates
Decatur, Alabama.................   Acrilan Acrylic Fiber, Intermediates, Research Center
Delaware River
  (Bridgeport, New Jersey).......   Industrial Products, Intermediates, Polymer Modifiers
Foley, Alabama...................   Carpet Fibers, Nylon Plastics & Polymers
Ghent, Belgium...................   Resins, Saflex(R) Plastic Interlayer
Greenwood, South Carolina........   Carpet Fibers, Industrial Nylon Fibers, Intermediates,
                                    Nylon Plastics & Polymers
Indian Orchard
  (Springfield, Massachusetts)...   Research Center, Resins, Saflex(R) Plastic Interlayer
Krummrich
  (Sauget, Illinois).............   Intermediates, Phosphorus Derivatives
LaSalle, Canada..................   Polymer Modifiers, Resins
Newport, Wales (U.K.)............   Industrial Products, Polymer Modifiers, Resins
Pensacola, Florida...............   Carpet Fibers, Industrial Nylon Fibers, Intermediates,
                                    Nylon Plastics & Polymers, Research Center
Queeny
  (St. Louis, Missouri)..........   Industrial Products, Polymer Modifiers, Resins
Trenton, Michigan................   Phosphorus Derivatives, Resins, Saflex(R) Plastic
                                    Interlayer
Westport
  (St. Louis, Missouri)..........   Resins

     The Company also owns certain buildings and production equipment, and leases the underlying real estate, used to produce products for the indicated business units at the following Monsanto sites:

           PLANT SITE                                 BUSINESS UNITS SERVED
---------------------------------   ----------------------------------------------------------
Antwerp, Belgium.................   Industrial Products, Polymer Modifiers, Saflex(R) Plastic
                                    Interlayer
Luling, Louisiana................   Intermediates
Sao Jose dos Campos, Brazil......   Industrial Products, Phosphorus Derivatives, Saflex(R)
                                    Plastic Interlayer

     The Company operates these facilities pursuant to arrangements described under "Agreements with Monsanto -- Operating Agreements."

     The Company's principal plants are suitable and adequate for their use. Utilization of these facilities may vary with seasonal, economic and other business conditions, but none of the principal plants is substantially idle. The facilities generally have sufficient capacity for existing needs and expected near-term growth. The Company operates several facilities for third parties, principally within the Chocolate Bayou and Pensacola sites, under long-term lease and operating agreements. In connection with the Spinoff, the Company entered into an Operating Agreement with Monsanto relating to a portion of the Chocolate Bayou site. See "Agreements with Monsanto -- Operating Agreements."

     The Company is an active participant in the VPP Star program, a voluntary safety and health program administered by OSHA. Currently ten of the Company's sites have qualified for the VPP Star and one site for the Merit designation. In addition, 17 of the Company's locations have been certified wholly or in part under the ISO 9000 quality program.

LEGAL PROCEEDINGS

     At the time of the Spinoff, the Company assumed from Monsanto, pursuant to the Distribution Agreement, liabilities related to specified legal proceedings. As a result, although Monsanto remains the named defendant, the Company will manage the litigation and indemnify Monsanto for costs, expenses and judgments arising from such litigation. Most of these proceedings have arisen in the ordinary course of business and involve claims for money damages. While the results of litigation cannot be predicted with certainty, the Company does not believe these matters or their ultimate disposition will have a material adverse effect on the Company's combined financial position, profitability or liquidity in any one year, as applicable. The following describes certain proceedings to which Monsanto is a party and for which the Company assumed any liabilities pursuant to the Distribution Agreement as of the Distribution Date.

     On April 12, 1985, Monsanto was named as a defendant in Alanis et al. v. Farm & Home Savings, et al., filed in the District Court in Harris County, Texas, the first of a number of lawsuits in which plaintiffs claim injuries resulting from alleged exposure to substances present at or emanating from the Brio Superfund site near Houston, Texas. Monsanto is one of a number of companies that has sold materials to the chemical reprocessor at that site. Currently pending are the following matters. (1) Monsanto is one of a number of defendants in 11 cases brought in Harris County District Court or the United States District Court for the Southern District of Texas on behalf of 960 plaintiffs who owned homes or lived in subdivisions near the Brio site or along Clear Creek downstream from the site, attended school near the site or used nearby recreational baseball fields. Plaintiffs claim to have suffered various personal injuries and fear future disease; they assert the need for medical monitoring, and, in the case of the homeowners, claim property damage. In addition to their claims of personal injury, four plaintiffs in one of these cases allege business losses. Plaintiffs seek compensatory and punitive damages in an unspecified amount. Monsanto has settled the claims of 811 plaintiffs in six of the cases described in this subparagraph for $10 million. The Court has approved the settlements for 190 of these plaintiffs who are minors. (2) Monsanto is one of a number of defendants in two actions brought in Harris County District Court and one action brought in Galveston County District Court on behalf of 409 plaintiffs, who are former employees of the owners/operators of the Brio site, and members of the employees' families or persons who worked near the Brio site. Plaintiffs in one of these actions also owned homes or lived in subdivisions near the site, attended schools near the site or used nearby recreational ball fields. Plaintiffs claim physical and emotional injury and seek compensatory and punitive damages in an unspecified amount. The Company believes that there are meritorious defenses to all of these lawsuits including lack of proximate cause, lack of negligent or other improper conduct on the part of Monsanto, and negligence of plaintiffs (or their parents) and/or of builders and developers of the Southbend subdivision. These actions are being vigorously defended.

     On November 15, 1993, Monsanto was named as a defendant in Dyer et al. v. Monsanto Company, et al., filed in the Circuit Court in St. Clair County, Alabama, the first of a number of lawsuits in which plaintiffs claim to have sustained personal injuries or property damage as a result of the discharge of hazardous substances, including polychlorinated biphenyls ("PCBs"), from its Anniston, Alabama, plant site. The following matters are currently pending. (1) Monsanto is a defendant in a case pending in Circuit Court in St. Clair County, Alabama which has been certified as a class action on behalf of all property owners in a specified area along waterways near the plant. Monsanto is a defendant in an additional action filed in Circuit Court in Shelby County, Alabama on behalf of a purported class of property owners along a different waterway near the plant. Plaintiffs in both actions claim loss in the value of their property and seek compensatory and punitive damages in an unspecified amount. (2) Monsanto is a defendant in nine additional cases brought in Circuit Court in Calhoun County, Circuit Court in St. Clair County, Circuit Court in Taladega County or in U.S. District Court in the Northern District of Alabama on behalf of 2,057 individual plaintiffs who own or rent homes or own or operate businesses along waterways near the plant or who live or attend churches near the plant. An additional case has been filed in Circuit Court in Calhoun County by one of the churches near the plant. The individual plaintiffs claim to have suffered various personal injuries and fear future disease; they assert the need for medical monitoring and claim to have suffered loss in the value of their property or commercial injury. They seek compensatory and punitive damages of $3 million or in unspecified amounts for each individual, and $20 million for the church. (3) Monsanto is a defendant in an action brought in U.S. District Court in the Northern District of Alabama pursuant to RCRA Section 7002(a)(1)(B) on behalf of four individuals who are plaintiffs in one of the suits pending in Circuit Court in Calhoun County. Plaintiffs seek an order enjoining Monsanto from continuing to handle improperly hazardous waste from the Anniston plant, directing Monsanto immediately to remove all PCBs released from the plant and granting plaintiffs their costs of suit, including attorney and expert witness fees. The Company believes that there are meritorious defenses to all these matters, including lack of any physical injury or property damage to plaintiffs, lack of any imminent or substantial endangerment to health or the environment and lack of negligence or improper conduct on Monsanto's part. These actions are being vigorously defended.

RISK MANAGEMENT

     The Company has evaluated risk retention and insurance levels for product liability, property damage and other potential areas of risk. The Company will continue to devote significant effort to maintaining and improving safety and internal control programs, which reduce its exposure to certain risks. Management decides the amount of insurance coverage to purchase from unaffiliated companies and the appropriate amount of risk to retain based on the cost and availability of insurance and the likelihood of a loss. Management believes that the levels of risk retention which it has implemented are consistent with those of other companies in the chemical industry. There can be no assurance that the Company will not incur losses beyond the limits, or outside the coverage, of its insurance. The Company's combined financial position, profitability and liquidity are not expected to be affected materially by the levels of risk retention that it accepts. For treatment of the Company's coverage under Monsanto insurance policies in connection with the Spinoff, see "Agreements with Monsanto -- Distribution Agreement."

                            AGREEMENTS WITH MONSANTO

     For the purpose of governing certain of the ongoing relationships between Monsanto and the Company and to provide mechanisms for an orderly transition following the Spinoff, Monsanto and the Company or their respective subsidiaries, as applicable, have entered into the various agreements described in this section. Certain of the agreements summarized in this section are included as exhibits to the Registration Statement and incorporated herein by reference, and the following summaries are qualified in their entirety by reference to the agreements as filed.

DISTRIBUTION AGREEMENT

     In connection with the Spinoff, Monsanto and the Company entered into the Distribution Agreement (the "Distribution Agreement"). The Distribution Agreement provides for, among other things, the principal corporate transactions which were required to effect the Spinoff and certain other matters governing the relationship between the Company and Monsanto with respect to or in consequence of the Spinoff.

     Subject to certain exceptions described below, the Distribution Agreement contains provisions designed principally to place with the Company the assets and personnel involved in the Chemicals

Business and financial responsibility for known and contingent or unknown liabilities of the Chemicals Business. In addition, certain other assets and liabilities of Monsanto described in the Distribution Agreement were contributed to, or assumed by, the Company. These additional assets include, among others:
(1) a joint venture interest in the elemental phosphorus mining and operations of the P4 Joint Venture (see "-- P4 Joint Venture"); (2) Monsanto's interests in certain other joint ventures, including the Flexsys joint venture between Monsanto and Akzo Nobel and the Advanced Elastomer Systems joint venture between Monsanto and Exxon (see "Business and Properties -- Principal Equity Affiliates"); and (3) $75 million of cash. These additional liabilities include, among others: (1) most of the remaining liabilities of sold or discontinued businesses conducted by former chemicals units or divisions of Monsanto; (2) environmental remediation liabilities of certain other specified sold or discontinued businesses of Monsanto; and (3) liabilities associated with the Assumable Commercial Paper.

     Under the Distribution Agreement, the Company is entitled to the benefit of liability insurance coverage under certain Monsanto policies, to the extent such coverage existed and coverage limits are not exhausted, for claims for which it is assuming responsibility. Such insurance coverage generally will be shared with Monsanto for other liabilities existing prior to the Distribution Date which Monsanto has retained, on an as available basis, without allocation.

EMPLOYEE BENEFITS ALLOCATION AGREEMENT

     Monsanto and the Company have entered into an employee benefits and compensation allocation agreement (the "Employee Benefits Allocation Agreement") setting forth the manner in which assets and liabilities under employee benefit plans and other employment-related liabilities are divided between them. In general, the Company is responsible for compensation and employee benefits relating to its employees and former employees who last worked at a Chemicals Business facility. The Company has received or will receive corresponding assets under these employee benefit plans qualified under the Code, but will receive no assets with respect to liabilities under non-qualified plans. Certain liabilities relating to some former employees of the Chemicals Business have been retained by Monsanto (along with any corresponding assets), including liabilities and assets for defined benefit pension plan benefits accrued by certain retired employees of the Chemicals Business, liabilities and assets under Monsanto Savings and Investment Plan and the corresponding supplemental executive plan for such retired salaried employees and unfunded deferred compensation liabilities.

     The Employee Benefits Allocation Agreement also provides for the treatment of outstanding options to purchase Monsanto Common Stock ("Monsanto Options"). At the time of the Spinoff, Monsanto Options were converted into either Company Options, adjusted Monsanto Options ("New Monsanto Options") or a combination of both (collectively, "Substituted Options"), in each case, with adjustments to preserve their value notwithstanding the Spinoff. These adjustments were based upon the relative trading values of Monsanto Common Stock, and the when-issued trading value of Company Common Stock prior to the Spinoff. The Company will be responsible for delivering shares of the Company Common Stock upon exercise of the Company Options, and Monsanto will be responsible for the delivery of shares of Monsanto Common Stock upon exercise of New Monsanto Options. The holders of restricted shares of Monsanto Common Stock ("Monsanto Restricted Stock") (whether employed by Monsanto or the Company after the Spinoff) received the distribution of shares of Company Restricted Stock in the Spinoff with respect to their Monsanto Restricted Stock, and such shares of the Company Restricted Stock are generally subject to the same restrictions as Monsanto Restricted Stock. (Restricted shares of the Company Common Stock are referred to in this Prospectus as "Company Restricted Stock".)

TAX SHARING AND INDEMNIFICATION AGREEMENT

     The Company and Monsanto have also entered into the Tax Sharing and Indemnification Agreement (the "Tax Sharing and Indemnification Agreement"), which sets forth each party's rights and obligations with respect to payment and refunds, if any, with respect to taxes for periods before and after the Distribution Date and related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

     In general, Monsanto is responsible for filing consolidated U.S. federal and consolidated, combined or unified state income tax returns for periods through the Distribution Date, and for paying the taxes relating to such returns (including any subsequent adjustments resulting from the redetermination of such tax liability by the applicable taxing authorities). The Tax Sharing and Indemnification Agreement also allocates liability between Monsanto and the Company for property taxes and for any taxes which may arise in connection with separating the Chemicals Business from the business remaining with Monsanto.

     Pursuant to the Tax Sharing and Indemnification Agreement, the Company has agreed to refrain from engaging in certain transactions for two years following the Distribution Date without Monsanto's written consent unless it shall first provide Monsanto with a ruling from the IRS, or in the case of certain intragroup transfers of assets, an opinion of counsel in a form reasonably acceptable to Monsanto, that the transaction will not adversely affect the tax consequences of the Spinoff. Transactions subject to these restrictions include, among other things, liquidation or merger with another corporation, certain repurchase or issuance of Company Common Stock, sale, distribution or other disposition of certain assets and the discontinuance of certain businesses. Monsanto and the Company have agreed that, in general, they will indemnify each other, on an aftertax basis, against any tax liability resulting from either Monsanto's or the Company's breach of any covenant or representations contained in the Tax Sharing and Indemnification Agreement.

     The Tax Sharing and Indemnification Agreement further provides for cooperation with respect to certain tax matters, the method of reporting of non-qualified stock options, indemnification in connection with the income of certain partnerships, the exchange of information and the retention of records which may affect the income tax liability of either party.

     Though valid as between the parties thereto, the Tax Sharing and Indemnification Agreement is not binding on the IRS and does not affect the several liability of Monsanto, the Company and their respective subsidiaries to the IRS for all U.S. federal taxes of the consolidated group relating to periods prior to the Distribution Date.

INTELLECTUAL PROPERTY AGREEMENTS

     Monsanto and the Company have entered into a series of agreements (the "Intellectual Property Agreements") relating to the transfer of intellectual property, including patents, trademarks, copyrights, know-how and trade secrets. The Intellectual Property Agreements include: (1) an assignment of intellectual property rights to the Company which relate solely to the Chemicals Business,
(2) an assignment of intellectual property rights to the Company which relate primarily, but not entirely, to the Chemicals Business, in which case a license will be granted to Monsanto for use in its current businesses (the "Life Sciences Business") and in certain specified areas outside the Chemicals Business, and (3) a license to the Company of certain of Monsanto's intellectual property rights which relate primarily, but not entirely, to the Life Sciences Business for use by the Company in the Chemicals Business and in certain specified areas which are outside the Life Sciences Business.

TRANSITION SERVICES AGREEMENT

     Monsanto and the Company have entered into a transitional services agreement (the "Transition Services Agreement"), pursuant to which Monsanto and the Company will provide each other with transitional administrative and support services (the "Transition Services") for a period of time not to exceed 18 months from the Distribution Date. The Transition Services Agreement provides that, in consideration for the performance of a Transition Service, the user of such Transition

Service (the "Service User") will pay to the provider of such Transition Service (the "Service Provider") the cost incurred by the Service Provider in rendering such Transition Service.

     The Transition Services Agreement provides that the Service Provider has the right to terminate the provision of certain Transition Services under certain circumstances, including the occurrence of certain changes in the ownership or beneficial control of the Service User, and also contains provisions whereby the Service User generally agrees to indemnify the Service Provider for all claims, losses, damages, liabilities and other costs incurred by the Service Provider to a third party which arise in connection with the provision of a Transition Service, other than those costs resulting from the Service Provider's own willful misconduct or fraud. In general, the Service User can terminate a Transition Service after an agreed notice period.

P4 JOINT VENTURE

     In conjunction with the Spinoff, Monsanto formed a venture for the mining of phosphate rock and the production of elemental phosphorus (the "P4 Joint Venture") and contributed a 40% interest in such P4 Joint Venture to the Company, retaining the remaining 60% interest. The elemental phosphorus production facilities are located at Soda Springs, Idaho and are operated by the Company under an operating agreement with the P4 Joint Venture. The elemental phosphorus produced by the P4 Joint Venture is either sold to Monsanto or the Company generally at cost with certain adjustments to reflect ownership. Monsanto has priority for a certain percentage of the production volume. The phosphorus material acquired by Monsanto is either used as a raw material for the manufacture of herbicides (including Monsanto's Roundup(R) brand). The phosphorus material acquired by the Company is used by the Company as a new raw material for the manufacture of phosphorus derivatives which are then sold by the Company or are resold (as elemental phosphorus) by the Company. In the event of a change of control of the Company, Monsanto has an option to acquire the Company's interest in the P4 Joint Venture at the then book value. Monsanto is paying the Company an annual fee in consideration of this option.

OPERATING AGREEMENTS

     Monsanto and the Company have entered into certain operating agreements, including master operating agreements (the "Operating Agreements") with respect to each of four production facilities located at Chocolate Bayou in Alvin, Texas; Luling, Louisiana; Antwerp, Belgium; and Sao Jose dos Campos, Brazil. Monsanto is the operator (the "Operator") and the Company is the guest (the "Guest") at all of the facilities except the Chocolate Bayou facility, at which Monsanto is the Guest and the Company is the Operator.

     Pursuant to each of the Operating Agreements, the Operator, as an independent contractor, provides, or arranges for the provision of, such production, utility and certain ancillary services as are reasonably necessary or required for the Guest's production operations at the facility, and the Operator leases to the Guest the real property at the facility that is used in connection with the Guest's production operations. The Guest is required to pay all direct and indirect costs incurred by the Operator in the performance or supply of such services, plus an agreed upon return on the net capital employed in connection with the respective Operating Agreement. The Guest owns the production assets related to its operations at the facility.

     Unless terminated earlier by either party thereto in accordance with the terms of the Operating Agreements, the initial term of each of the Operating Agreements is 20 years. After the initial term, the Operating Agreements continue indefinitely unless and until terminated by either party upon at least 24 months' prior written notice. Each of the Operating Agreements also provides that, under certain circumstances, either the Operator or the Guest may terminate the Operating Agreement prior to the expiration of its initial term.

     The Operating Agreements contain provisions requiring the Guest to indemnify the Operator for all losses (other than environmental liabilities) arising out of the operation of the facility or the provision of services, except to the extent that such losses are caused by the Operator's willful misconduct or fraud. The Operating Agreements also apportion certain environmental liabilities.

RAW MATERIAL SUPPLY AGREEMENTS

     Monsanto and the Company entered into a series of raw material supply agreements pursuant to which the Company provides materials to Monsanto for the continued manufacture of certain of Monsanto's products, including herbicides (such as Roundup(R)) and aspartame. The raw materials provided by the Company are as follows: formalin (formaldehyde), monochlorobenzene (MCB), hexamethylenediamine (HMD), hexamethylenetetramine (HMTA), hydrogen cyanide
(HCN) and L-aspartic acid (L-Asp).

     The raw material supply agreements have a term of 10 years and provide that Monsanto will obtain its requirements of the materials for the facility to which the agreement relates from the Company. The Company sells these materials under formula-based or market-based pricing mechanisms. The Company also acts as the agent for Monsanto in purchasing additional quantities of one of these materials.

     Monsanto and the Company entered into a supply agreement pursuant to which Monsanto provides phosphorus trichloride (PCl(3)) to the Company for a term of approximately seven years. Monsanto sells this material under a formula-based pricing mechanism.

                                   MANAGEMENT

EXECUTIVE OFFICERS

     Set forth below are the names, ages, titles, and past positions of the executive officers of the Company. Each such individual serves at the pleasure of the Company Board.


      NAME AND AGE                 CURRENT TITLE             POSITIONS SINCE JANUARY 1, 1992
-------------------------   ---------------------------   --------------------------------------
Robert G. Potter, 58.....   Chairman, Chief Executive     Prior to the Spinoff, chief executive
                            Officer and Director          of Monsanto's chemical businesses,
                                                          since 1986. Executive Vice President
                                                          of Monsanto, since 1990. Advisory
                                                          Director of Monsanto, since 1986.
Karl R. Barnickol, 56....   Senior Vice President,        Prior to the Spinoff, General Counsel
                            General Counsel and           of the Monsanto Chemicals Business,
                            Secretary                     since 1997. Associate General Counsel
                                                          and Assistant Secretary of Monsanto,
                                                          since 1985.
Rodney L. Bishop, 57.....   Vice President and            Prior to the Spinoff, Treasurer of the
                            Treasurer                     Monsanto Chemicals Business, since
                                                          1997. General Auditor of Monsanto,
                                                          since 1993. Assistant Controller of
                                                          Monsanto, 1982-1993.
Dennis L. Cavner, 43.....   Vice President, Operational   Prior to the Spinoff, Vice President,
                            Excellence                    Operational Excellence of the Monsanto
                                                          Chemicals Business, since 1997.
                                                          Director, Manufacturing, Saflex(R)
                                                          Plastic Interlayer, of Monsanto,
                                                          1996-1997. Director, Manufacturing,
                                                          Phosphorus and Derivatives, of
                                                          Monsanto, 1995-1996. Plant Manager of
                                                          Monsanto's Muscatine, Iowa facility,
                                                          1992-1995.
Robert A. Clausen, 52....   Senior Vice President and     Prior to the Spinoff, Chief Financial
                            Chief Financial Officer       Officer of the Monsanto Chemicals
                                                          Business, since 1997. President,
                                                          Monsanto Business Services, 1994-1997.
                                                          Vice President, Asset Management of
                                                          Monsanto, 1992-1994.
Sheila Feldman, 42.......   Vice President, Human         Prior to the Spinoff, Vice President,
                            Resources                     Human Resources, of the Monsanto
                                                          Chemicals Business, since 1997.
                                                          Director, Human Resources, Monsanto
                                                          Business Services and Stewardship,
                                                          1995-1997. Director, Human Resources,
                                                          The Chemical Group of Monsanto,
                                                          1993-1995. Manager, Human Resources
                                                          Planning, The Chemical Group of
                                                          Monsanto, 1991-1993.

      NAME AND AGE                 CURRENT TITLE             POSITIONS SINCE JANUARY 1, 1992
-------------------------   ---------------------------   --------------------------------------
G. Bruce Greer, 37.......   Vice President, Growth and    Prior to the Spinoff, Vice President,
                            Commercial Development        Growth and Commercial Development of
                                                          the Monsanto Chemicals Business, since
                                                          1997. Senior Director, Strategic
                                                          Change, of Monsanto, 1996-1997.
                                                          Associate Manager and Principal of
                                                          Gemini Consulting, a management
                                                          consulting firm, 1992-1996.
Roger S. Hoard, 52.......   Vice President and            Prior to the Spinoff, Controller of
                            Controller                    the Monsanto Chemicals Business, since
                                                          1997. Senior Director, Finance,
                                                          Monsanto Business Services, 1995-1997.
                                                          Controller, Fibers Division, The
                                                          Chemical Group of Monsanto, 1990-1995.
John C. Hunter III, 50...   President, Chief Operating    Prior to the Spinoff, Chief Operating
                            Officer and Director          Officer of the Monsanto Chemicals
                                                          Business, since 1997. President,
                                                          Fibers Business Unit of Monsanto,
                                                          1995-1997. Vice President and General
                                                          Manager, Fibers Division and
                                                          Asia-Pacific, The Chemical Group of
                                                          Monsanto 1993-1995. Vice President and
                                                          General Manager, Asia-Pacific,
                                                          Monsanto Chemical Company, 1989-1993.
Michael E. Miller, 56....   Senior Vice President         Prior to the Spinoff, Vice President,
                            and Chief Administrative      Shared Services and Supply Chain of
                            Officer                       the Monsanto Chemicals Business, since
                                                          1997. President, Specialty Products
                                                          Business Unit Vice President,
                                                          Industrial Products of Monsanto, 1993-
                                                          1995. Senior Vice President,
                                                          Operations, The Chemical Group of
                                                          Monsanto, 1993-1995. Corporate Vice
                                                          President, Administration of Monsanto,
                                                          1989-1993.
O. Jerry Mullis, 55......   Vice President, Growth and    Prior to the Spinoff, Vice President,
                            Commercial Development and    Growth and Commercial Development and
                            Chief Technical Officer       Chief Technical Officer of the
                                                          Monsanto Chemicals Business, since
                                                          1997. Director of Technology and MTS
                                                          for Specialty Products Division, The
                                                          Chemical Group of Monsanto, 1993-1997.
                                                          Director of Technology, Fibers
                                                          Division, The Chemical Group of
                                                          Monsanto, 1991-1993.


DIRECTORS

     Information with respect to the directors of the Company is set forth below. The Company Board is divided into three classes. Directors for each class are elected at the annual meeting of stockholders held in the year in which the term for such class expires and serve thereafter for three years.


                                                                                       INITIAL
                                                                                        TERM
         NAME AND AGE               PRINCIPAL OCCUPATION AND OTHER DIRECTORSHIPS       EXPIRES
------------------------------   ---------------------------------------------------   -------
Robert T. Blakely, 55.........   Executive Vice President and Chief Financial            2000
                                 Officer, Tenneco Inc., since 1981. Director: New
                                 York City Ballet; Manhattan and Bronx Council of
                                 the Boy Scouts of America.

Joan T. Bok, 67...............   Chairman of the Board, New England Electric System,     1999
                                 since 1984. Director: Avery Dennison Corporation;
                                 John Hancock Mutual Life Insurance Company; New
                                 England Electric System and its subsidiaries
                                 Massachusetts Electric Company, The Narragansett
                                 Electric Company, and New England Power Company.
                                 Trustee: National Osteoporosis Foundation; Woods
                                 Hole Oceanographic Institution; Worcester
                                 Foundation for Biomedical Research.

Paul H. Hatfield, 61..........   Chairman of the Board, President and Chief              2000
                                 Executive Officer, Petrolite Corporation,
                                 1995-1997. Vice President, Ralston Purina Co. and
                                 Chief Executive Officer, Protein Technologies
                                 International, Inc., a subsidiary of Ralston Purina
                                 Co., 1977-1995. Director: DeKalb Genetics
                                 Corporation; Penwest, Ltd.

John C. Hunter III, 50........   President and Chief Operating Officer of the            1998
                                 Company. Director: Missouri Baptist Hospital. See
                                 also "-- Executive Officers."

Robert H. Jenkins, 54.........   Chairman of the Board and Chief Executive Officer,      2000
                                 Sundstrand Corporation, since 1997; President and
                                 Chief Executive Officer. Sundstrand Corporation,
                                 1995-1997. Executive Vice President, Illinois Tool
                                 Works, Inc., 1990-1995. Director: AK Steel Holdings
                                 Corporation; Sundstrand Corporation.

Howard M. Love, 67............   Chief Executive Officer, National Intergroup, Inc.,     1999
                                 1981-91; Honorary Chairman, National Steel
                                 Corporation, formerly a subsidiary of National
                                 Intergroup, Inc., since 1990; Chairman and Chief
                                 Executive Officer, 1984-90. Director: AEA
                                 Investors; COMSAT Corp. Member: The Business
                                 Council.

Frank A. Metz, Jr., 63........   Senior Vice President, Finance and Planning, and        2000
                                 Chief Financial Officer, International Business
                                 Machines Corporation, 1986-93; Director, 1991-93.
                                 Director: Allegheny Power System, Inc.; Norrell
                                 Corporation.

Robert G. Potter, 58..........   Chairman and Chief Executive Officer of the             1999
                                 Company. Director: Southdown Inc.; Stepan Company.
                                 See also "-- Executive Officers."

                                                                                       INITIAL
                                                                                        TERM
         NAME AND AGE               PRINCIPAL OCCUPATION AND OTHER DIRECTORSHIPS       EXPIRES
------------------------------   ---------------------------------------------------   -------
William D. Ruckelshaus, 65....   Chairman, Browning-Ferris Industries, Inc., since       1998
                                 1995; Principal, Madrona Investment Group L.L.C.,
                                 since 1996; Chairman and Chief Executive Officer,
                                 Browning-Ferris Industries, Inc., 1988-95. Of
                                 Counsel, Perkins Coie since 1985. Administrator,
                                 Environmental Protection Agency, 1983-85. Director:
                                 Browning-Ferris Industries, Inc.; Cummins Engine
                                 Co., Inc.; Gargoyles Inc.; Monsanto; Nordstrom,
                                 Inc.; Weyerhaeuser Company.
John B. Slaughter, 63.........   President, Occidental College since 1988. Director,     1998
                                 National Science Foundation, 1980-82. Director:
                                 Atlantic Richfield Company; Avery Dennison
                                 Corporation; International Business Machines
                                 Corporation; Northrop Grumman Corp. Member:
                                 American Academy of Arts and Sciences; National
                                 Academy of Engineering. Fellow: American
                                 Association for the Advancement of Science;
                                 Institute of Electrical and Electronic Engineers.

     Prior to the Spinoff, Mrs. Bok, Messrs. Love and Metz and Dr. Slaughter were directors of Monsanto. Mr. Ruckelshaus is a director of both Monsanto and the Company.

COMMITTEES OF THE COMPANY BOARD

     The Company Board has established several committees, including an Audit and Finance Committee, an Executive Compensation and Development Committee, and a Governance Committee.

COMPENSATION OF DIRECTORS

     Employee directors of the Company do not receive a retainer or other compensation for attendance at the Board or Board committee meetings. Non-employee directors receive an annual retainer of $50,000. At least half is credited in deferred stock units ("DSUs") which will be paid out in Company Common Stock in two installments following termination of the director's Board service. Each non-employee director may elect to receive the remainder in cash or defer all or a part into DSUs, a cash deferral account, or both. In addition, non-employee directors receive a non-qualified stock option to purchase 8,000 shares of Company Common Stock upon their initial election to the Board and an annual non-qualified stock option to purchase 2,000 shares of Company Common Stock in either case at an exercise price equal to the fair market value of the Company Common Stock on the date of grant. The annual grant is prorated if a director is elected at a time other than the Annual Meeting of Shareholders. The stock options become exercisable in three equal installments on the first three anniversaries of the option grant date. The stock options have a term of ten years, but terminate two years after the cessation of a director's Board service for any reason, if earlier. Committee chairs are paid an annual retainer of $5,000. Each non-employee director receives a fee of $1,000 for each Board committee meeting attended. The Company does not have a retirement program for its non-employee directors.

EXECUTIVE COMPENSATION

HISTORICAL COMPENSATION

     The following table sets forth compensation paid by Monsanto in 1996 to the Chief Executive Officer of the Company and, based on such compensation, the most highly compensated executive officers for the fiscal year ended December 31, 1996 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM COMPENSATION
                                                                                 ---------------------------------
                             ANNUAL COMPENSATION                                         AWARDS            PAYOUTS
------------------------------------------------------------------------------   -----------------------   -------
                 (a)                   (b)      (c)       (d)         (e)           (f)          (g)         (h)
                                                                     OTHER       RESTRICTED   SECURITIES
                                                                     ANNUAL        STOCK      UNDERLYING    LTIP        OTHER
                                              SALARY     BONUS    COMPENSATION     AWARDS      OPTIONS     PAYOUTS   COMPENSATION
     NAME AND PRINCIPAL POSITION       YEAR     ($)     ($)(1)       ($)(2)        ($)(3)       (#)(4)     ($)(4)       ($)(5)
-------------------------------------  ----   -------   -------   ------------   ----------   ----------   -------   ------------
R.G. Potter..........................  1996   500,000   940,000        -0-             -0-      800,000      -0-      54,138
 Chairman, Chief
 Executive Officer and Director
K.R. Barnickol.......................  1996   197,925   207,789        -0-         491,500          -0-      -0-      19,022
 Senior Vice President,
 General Counsel and Secretary
R.A. Clausen.........................  1996   230,000   307,150        -0-             -0-      250,000      -0-      21,762
 Senior Vice President and
 Chief Financial Officer
J.C. Hunter III......................  1996   250,000   340,000        -0-             -0-      250,000      -0-      28,077
 President, Chief Operating
 Officer and Director
M.E. Miller..........................  1996   260,000   362,000        -0-             -0-      250,000      -0-      24,337
 Senior Vice President
 and Chief Administrative Officer

---------------
(1) 30% of the 1996 bonus amounts shown above (excluding the portion attributable to achievement of Monsanto's return on equity ("ROE") goal for each of the Named Executive Officers) was adjusted to recognize sustained long-term performance and paid in March 1997 as described in footnote 1 to the Long Term Incentive Plan Award table below.

(2) Applicable regulations set reporting levels for certain non-cash compensation.

(3) On December 31, 1996, Mr. Barnickol held 20,000 shares of Monsanto Restricted Stock having a value on that date of $788,760. These shares were received on January 24, 1996, when they had the value shown in the table above. The restrictions on these shares are scheduled to lapse as to one-fourth of the shares on the first business day following each of the first four anniversaries of the date of grant. In accordance with this schedule, 5,000 shares vested on January 27, 1997. Dividends are paid on these shares of Monsanto Restricted Stock at the same rate as paid to all stockholders.

(4) These columns reflect grants of Monsanto Options and payouts made under various option programs and long-term incentive plans ("LTIPs"), respectively. No LTIP payments were made in 1996.

(5) Amounts shown for 1996 include contributions to thrift/savings plans of Monsanto as follows: Mr. Potter, $21,000; Mr. Barnickol, $8,313; Mr. Clausen, $9,660; Mr. Hunter, $10,500; and Mr. Miller, $10,920; split dollar life insurance premiums paid as follows: Mr. Potter, $32,468; Mr. Barnickol, $10,563; Mr. Clausen, $11,618; Mr. Hunter, $17,577; and Mr. Miller, $13,417;
    costs for supplemental medical plans of Monsanto as follows: Mr. Potter, $524 and Mr. Clausen, $338; and costs for executive travel accident plans of Monsanto, as follows: Mr. Potter, $146; Mr. Barnickol, $146; and Mr. Clausen, $146.

     The following table shows grants of Monsanto Options under the Monsanto Management Incentive Plan of 1996 to the Named Executive Officers during the 1996 fiscal year. In accordance with Commission rules, the Black-Scholes option pricing model was chosen to estimate the grant date present value of the options set forth in this table. The Company's use of this model should not be construed as an endorsement of its accuracy at valuing options. Accordingly, there is no assurance that the value realized by an executive, if any, will be at or near the value estimated by the Black-Scholes model. The following assumptions were made for purposes of calculating the original grant date present value of Monsanto Options: an option term of 4.5 years, volatility of 25%, dividend yield of 1.5%, and a risk-free interest rate of 6.28%. As a result of the Spinoff, each Monsanto Option granted to the Named Executive Officers listed below was replaced with a combination of a New Monsanto Option and a Company Option pursuant to adjustments provided in the Employee Benefits Allocation Agreement, and, as a result, their value will depend, in part, on the future value of Company Common Stock as well as on the future value of Monsanto Common Stock. See "Adjustments to Outstanding Monsanto Stock Awards as a result of the Spinoff."

                             OPTION GRANTS IN 1996

                                                                                                   GRANT
                                                                                                   DATE
                                            INDIVIDUAL GRANTS                                      VALUE
                                        --------------------------                               ---------
                                           (b)            (c)            (d)          (e)           (f)
                                        NUMBER OF      % OF TOTAL                                  GRANT
                                        SECURITIES      OPTIONS       EXERCISE                     DATE
                                        UNDERLYING     GRANTED TO      OR BASE                    PRESENT
                                         OPTIONS      EMPLOYEES IN      PRICE      EXPIRATION      VALUE
                 (a)                    GRANTED(#)    FISCAL YEAR     ($/SHARE)       DATE          ($)
                                        ----------    ------------    ---------    ----------    ---------
R. G. Potter.........................     160,000(1)       0.6          30.338      04/25/06     1,459,200
                                          240,000          1.0          35.000      04/25/06     1,735,200
                                          240,000          1.0          40.000      04/25/06     1,351,200
                                          160,000          0.6          45.000      04/25/06       985,600(2)
K. R. Barnickol......................         -0-          -0-              --            --            --
R. A. Clausen........................      50,000(1)       0.2          30.338      04/25/06       456,080
                                           75,000          0.3          35.000      04/25/06       542,250
                                           75,000          0.3          40.000      04/25/06       422,250
                                           50,000          0.2          45.000      04/25/06       308,000(2)
J.C. Hunter III......................      50,000(1)       0.2          30.338      04/25/06       456,080
                                           75,000          0.3          35.000      04/25/06       542,250
                                           75,000          0.3          40.000      04/25/06       422,250
                                           50,000          0.2          45.000      04/25/06       308,000(2)
M.E. Miller..........................      50,000(1)       0.2          30.338      04/25/06       456,080
                                           75,000          0.3          38.000      04/25/06       542,250
                                           75,000          0.3          40.000      04/25/06       422,260
                                           50,000          0.2          45.000      04/25/06       308,000(2)

---------------
(1) The exercise price of $30.338 for this tranche of Monsanto Options was the fair market value per underlying share on April 26, 1996, the date of grant. The three succeeding tranches have pre-established "premium" exercise prices (prices higher than the fair market value per underlying share on the date of grant) which must be attained within four, five, and six years, respectively, from the date of grant and maintained for ten consecutive trading days in order to avoid forfeiture of Monsanto Options in the tranche. All of the preestablished exercise prices have now been met. All Monsanto Options must be held for a minimum of one year from the date of grant before they may be exercised. These Monsanto Options expire on the tenth anniversary of the grant date unless forfeited earlier. The Monsanto Options carry stock tax withholding rights.

(2) Two of the assumptions used to calculate the grant date present value of these Monsanto Options varied from the assumptions set forth above because the pre-established exercise price of these Monsanto Options had not yet been attained when the calculation was made. The option term was assumed to be six years, and the risk-free interest rate 6.37%.

     As adjusted in connection with the Spinoff, the above grants to Mr. Potter were converted into (a) Company Options on 86,523 shares of Company Common Stock at an exercise price of $13.46 per share, 129,784 shares at $15.53 per share, 129,784 shares at $17.75 per share and 86,523 shares at $19.97 per share and (b) New Monsanto Options on 133,444 shares of Monsanto Common Stock at an exercise price of $27.64 per share, 200,166 shares at $31.89 per share, 200,166 at $36.44 per share and 133,444 at $41.00 per share. For each of Messrs. Clausen, Hunter and Miller, the above grants were converted into (a) Company Options on 27,038 shares of Company Common Stock at an exercise price of $13.46 per share, 40,558 shares at $15.53 per share, 40,558 shares at $17.75 per share and 27,038 shares at $19.97 per share and (b) New Monsanto Options on 41,701 shares of

Monsanto Common Stock at an exercise price of $27.64 per share, on 62,552 shares at $31.89 per share, 62,552 shares at $36.44 per share and 41,701 shares at $41.00 per share.

     The following table provides information with respect to Monsanto Options exercised by the Named Executive Officers during the 1996 fiscal year and the value of unexercised Monsanto Options held by the Named Executive Officers at fiscal year end. As a result of the Spinoff, each Monsanto Option granted to the Named Executive Officers listed below was replaced with a combination of a New Monsanto Option and a Company Option, pursuant to adjustments provided in the Employee Benefits Allocation Agreement and, as a result, their value will depend on the future value of Company Common Stock as well as on the future value of Monsanto Common Stock. See "Adjustments to Outstanding Monsanto Stock Awards as a result of the Spinoff." The amounts set forth in the two columns relating to unexercised Monsanto Options, unlike the amounts set forth in the column headed "Value Realized," have not been, and might never be, realized. The underlying options might not be exercised; and actual gains on exercise, if any, would depend on the value of Monsanto Common Stock or Company Common Stock, as applicable, on the date of exercise, and there can be no assurance that these values would be realized.

                    AGGREGATED OPTION EXERCISES IN 1996 AND
                       OPTION VALUES ON DECEMBER 31, 1996

                                                                    (d)
                                                           ----------------------            (e)
                                   (b)                      NUMBER OF SECURITIES     --------------------
                               -----------       (c)       UNDERLYING UNEXERCISED    VALUE OF UNEXERCISED
                                 SHARES       ---------          OPTIONS AT          IN-THE-MONEY OPTIONS
            (a)                 ACQUIRED        VALUE           FY-END(#)(2)           AT FY-END($)(2)
----------------------------   ON EXERCISE    REALIZED          EXERCISABLE/             EXERCISABLE/
            NAME                   (#)         ($)(1)          UNEXERCISABLE            UNEXERCISABLE
----------------------------   -----------    ---------    ----------------------    --------------------
R. G. Potter................         -0-            -0-        947,390/800,000      25,961,331/2,521,120
K. R. Barnickol.............      22,000        503,800              434,000/0              12,017,131/0
R. A. Clausen...............         -0-            -0-        229,305/250,000         5,735,595/787,850
J. C. Hunter III............      60,000      1,272,000        114,500/250,000         3,133,914/787,850
M. E. Miller................     115,000      1,542,449        318,000/250,000         8,941,810/787,850

---------------
(1) The amounts in column (c) reflect the value of shares received on the exercises of Monsanto Options granted up to ten years earlier at fair market values ranging from $6.90 to $11.50.

(2) Unexercised Monsanto Options shown in columns (d) and (e) reflect grants received over an extended period of time.

ADJUSTMENTS TO OUTSTANDING MONSANTO STOCK AWARDS AS A RESULT OF THE SPINOFF


     Pursuant to the Employee Benefits Allocation Agreement, at the time of the Spinoff, certain Monsanto Options granted to Company employees in 1997 were converted into Company Options with adjustments to preserve their value. These adjustments were based upon the pre-Spinoff trading value of Monsanto Common Stock and the when-issued trading value of Company Common Stock. In addition, Monsanto Options granted to Company employees prior to 1997 were converted into two awards, one based on Monsanto Common Stock and one based on Company Common Stock, with the same overall value at the time of the Spinoff as the old award. The Company will be responsible for delivering shares of the Company Common Stock upon exercise of the Company Options, and Monsanto will be responsible for the delivery of shares of Monsanto Common Stock upon exercise of New Monsanto Options. See "Agreements with Monsanto -- Employee Benefits Allocation Agreement." The holders of Monsanto Restricted Stock (whether employed by Monsanto or the Company after the Spinoff) received the distribution of shares of the Company Restricted Stock with respect to their Monsanto Restricted Stock, and such shares of the Company Restricted Stock are generally subject to the same restrictions as Monsanto Restricted Stock.

     The following table includes information with respect to awards made pursuant to the Monsanto Executive Stock Purchase Incentive Plan (the "Monsanto Executive Stock Purchase Incentive Plan") to the Named Executive Officers in 1996.

                  LONG-TERM INCENTIVE PLANS -- AWARDS IN 1996

                                          PERFORMANCE
                                           OR OTHER
                         NUMBER OF          PERIOD          ESTIMATED FUTURE PAYOUTS UNDER NON-
                          SHARES,            UNTIL                STOCK PRICE-BASED PLANS
                          UNITS OR        MATURATION       -------------------------------------
        NAME            OTHER RIGHTS       OR PAYOUT       THRESHOLD       TARGET        MAXIMUM
         (a)               (a)(b)             (c)           ($)(d)         ($)(e)        ($)(f)
---------------------   ------------      -----------      ---------      ---------      -------
R. G. Potter.........           N/A (1)       N/A             N/A           242,813        N/A
                        65,000 units(2)       N/A             N/A               N/A        N/A
K. R. Barnickol......           N/A (1)       N/A             N/A            47,715        N/A
R. A. Clausen........           N/A (1)       N/A             N/A            72,750        N/A
                        20,000 units(2)       N/A             N/A               N/A        N/A
J. C. Hunter III.....           N/A (3)       N/A             N/A           468,313        N/A
                        20,000 units(2)       N/A             N/A               N/A        N/A
M. E. Miller.........           N/A (3)       N/A             N/A           498,620        N/A
                        20,000 units(2)       N/A             N/A               N/A        N/A

---------------

(1) The amount shown in this line represents the sustained performance adjustment applied this year to both the portion of the 1996 bonus described in footnote 1 to the Summary Compensation Table and the portion of the annual bonus withheld for 1995 because net income and capital employed objectives were met for all three performance years under Monsanto's annual incentive program for the years 1994-1996. The total of all adjustments for sustained performance relative to an individual's cumulative incentive awards over the 1994-1996 performance period paid in March 1997 ranged from 20% to 25% of the awards paid for the three-year period.


(2) The units represent shares of Monsanto Common Stock purchased under the Monsanto Executive Stock Purchase Incentive Plan. Pursuant to this plan, each Named Executive Officer purchased with a full-recourse interest-bearing loan from Monsanto the number of shares of Monsanto Common Stock equal to the number of units next to his name and became entitled to receive certain payouts at the end of the five-year performance period based upon continued service with Monsanto and the total stockholder return to Monsanto's stockholders during such performance period as compared with the total shareholder return for companies in the Standard & Poor's Industrials. The interest rate on the loan was 6.36%, the applicable U.S. federal rate (as determined by Section 1274(d) of the Code) in effect at the time of purchase. As a result of the Spinoff and the executive's consequent termination of employment with Monsanto, the executive will receive a prorated service award under the plan based on the number of months of service with Monsanto during the performance period and be eligible to receive a prorated performance award under the plan based upon Monsanto's relative stock price performance through the date of termination. The awards will be applied to the outstanding loan balances, and any remaining loan balance must be repaid by the executive.


(3) The amount shown in this line represents the sum of (a) the award for recognition of performance in 1996 under the 1994-1996 long-term incentive program applicable to the executive and (b) the sustained performance adjustment applied this year to the total of the long-term incentive award for 1996 and the portion of the annual bonuses withheld for 1995 and 1996 because net income and capital employed objectives were met for all three performance years under both the annual and the long-term incentive programs for the years 1994-1996. The total of all adjustments for sustained performance relative to an individual's cumulative incentive awards over the 1994-1996 performance period paid in March 1997 ranged from 20% to 25% of the awards paid for the three-year period.

PENSION PLANS

     Prior to the Spinoff, the Named Executive Officers were eligible to receive benefits payable under Monsanto's defined benefit pension plans. In connection with the Spinoff, Solutia assumed the liability to provide the benefits accrued by the Named Executive Officers under the Monsanto defined benefit pension plans prior to the Spinoff. The Named Executive Officers will be eligible for benefits payable under Solutia's defined benefit pension plans based on their service with Monsanto before the Spinoff and their service with Solutia after the Spinoff.

     The following table illustrates the annual normal retirement benefits payable under Monsanto's defined benefit pension plans in effect in 1996 and applicable to the Named Executive Officers. The benefit levels in the table assume retirement at age 65 and payment in the form of a single life annuity.

                                                            YEARS OF SERVICE
                 -------------------------------------------------------------------------------------------------------
REMUNERATION        5            10           15           20           25           30            35             40
------------     --------     --------     --------     --------     --------     --------     ----------     ----------
 $  400,000      $ 28,000     $ 56,000     $ 84,000     $112,512     $142,512     $172,512     $  202,512     $  252,512
    600,000        42,000       84,000      127,512      172,512      217,512      262,512        307,512        352,512
    800,000        56,000      112,512      172,512      232,512      292,512      352,512        412,512        472,512
  1,000,000        70,000      142,512      217,512      292,512      367,512      442,512        517,512        592,512
  1,200,000        84,000      172,512      262,512      352,512      442,512      532,512        622,512        712,512
  1,400,000        98,000      202,512      307,512      412,512      517,512      622,512        727,512        832,512
  1,600,000       112,512      232,512      352,512      472,512      592,512      712,512        832,512        952,512

     Generally, compensation utilized for pension formula purposes includes salary and annual bonus reported in columns (c) and (d) of the Summary Compensation Table. However, the portion of the annual bonus attributable to achievement of 20% ROE is not included in the pension formula.

     The annual normal retirement benefits payable under Monsanto's pension plans in effect in 1996 to the Named Executive Officers are the greater of 1.4% of average final compensation multiplied by years of service, without reduction for Social Security or other offset amounts, or 1.5% of average final compensation multiplied by years of service, less a 50% Social Security offset. Average final compensation for purposes of these plans is the greater of (1) average compensation received during the final 36 months of employment or (2) average compensation received during the highest three of the final five calendar years of employment.

     Average final compensation and the respective years of service at Monsanto as of December 31, 1996 for the Named Executive Officers are as follows: Mr. Potter, $1,073,223 (31.1 years); Mr. Barnickol, $333,120 (26.4 years); Mr.
Clausen, $368,244 (27.8 years); Mr. Hunter, $423,408 (27.3 years); and Mr.
Miller, $530,604 (31.4 years).

     The Solutia defined benefit pension plans consist of two accounts: a "Prior Plan Account" and a "Cash Balance Account." The opening balance of the Prior Plan Account was the lump sum value of the executive's December 31, 1996 monthly retirement benefit earned prior to January 1, 1997 under the Monsanto defined benefit pension plans described above, calculated using the assumption that the monthly benefit would be payable at age 55 with no reduction for early payment. For each year of the executive's continued employment with Solutia (including all of 1997), the executive's Prior Plan Account will be increased by 4% to recognize that prior plan benefits would have grown as a result of pay increases. For each year during which the executive is employed by Solutia (including all of 1997), 3% of annual compensation in excess of the Social Security wage base and a percentage (based on age) of annual compensation (salary and annual bonus) will be credited to the Cash Balance Account. The applicable percentages and age ranges are: 3% before age 30, 4% for ages 30 to 39, 5% for ages 40 to 44, 6% for ages 45 to 49, and 7% for age 50 and over. In addition, the Cash Balance Account of executives who earned benefits under Monsanto's defined benefit pension plans before 1997 will be credited each year (for up to 10 years based on prior years of service with Monsanto before 1997) during which the executive is employed by Solutia (including all of 1997) with an amount equal to a percentage (based on age) of annual compensa-tion. The applicable percentages and age ranges are: 2% before age 30, 3% for ages 30 to 39, 4% for ages 40 to 44, 5% for ages 45 to 49, and 6% for age 50 and over.

EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

     Each of the Named Executive Officers and certain other key executives of the Company is a party to a change of control employment agreement (a "Change of Control Employment Agreement"). Each such Change of Control Employment Agreement becomes effective upon a "change of control" of the Company (as defined in the Change of Control Employment Agreement). Each Change of Control Employment Agreement provides for the continuing employment of the executive after the change of control on terms and conditions no less favorable than those in effect before the change of control. If the executive's employment is terminated by the Company without "cause" or if the executive terminates his or her own employment for "good reason" (each as defined in the Change of Control Employment Agreement), the executive is entitled to severance benefits equal to a "multiple" of his or her annual compensation (including bonus) and continuation of certain benefits for a number of years equal to the multiple. The multiple is three for Named Executive Officers and two or three for the other executives (or, in either case, the shorter number of years until the executive's normal retirement date). In addition, each of the Named Executive Officers and the other executives who are entitled to a severance multiple of three is entitled to receive the severance benefits if he or she voluntarily terminates his or her own employment during the 30-day period beginning on the first anniversary of certain changes of control. Finally, the executives are entitled to an additional payment, if necessary, to make them whole as a result of any excise tax imposed by the Code on certain change of control payments (unless the safe harbor below which the excise tax is imposed is not exceeded by more than 10%, in which event the payments will be reduced to avoid the excise tax). These Change of Control Agreements with the Company executives were assumed by the Company from Monsanto at the time of the Spinoff, and each will terminate six months after the Spinoff unless before that time there is either a change of control of the Company or the Company Board ratifies such Change of Control Agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  INDEBTEDNESS

     During 1996, Mr. Potter, Mr. Clausen, Mr. Hunter and Mr. Miller all received full-recourse, interest-bearing loans for the purchase price of Monsanto Common Stock they purchased pursuant to the terms of the Monsanto Executive Stock Purchase Incentive Plan. The loans initially had an eight-year term and accrue interest at the applicable U.S. federal rate (as determined by Section 1274(d) of the Code) on the purchase date for loans of such maturity, compounded annually. The applicable U.S. federal rate in effect on the purchase date was 6.36%. In addition, the loans were secured by a pledge of the shares of Monsanto Common Stock acquired under the Monsanto Executive Stock Purchase Incentive Plan. Interest is payable prior to maturity to the extent of dividends paid on the shares purchased, with the balance due at the maturity of the loan. As a result of the Spinoff and the executive's consequent termination of employment with Monsanto, the executive will receive, pursuant to the Monsanto Executive Stock Purchase Incentive Plan, a prorated service award under the plan based on the number of months of service with Monsanto during the performance period and will be eligible to receive a prorated performance award under the plan based upon Monsanto's relative stock price performance through the date of termination, which will be applied to prepay a portion of the outstanding loans. The executives will be required to pay any remaining balances on the loans.

     On May 10, 1996, Mr. Potter and the other three Named Executive Officers who received loans were given loans in the following amounts: Mr. Potter, $1,962,194; Mr. Clausen, $603,752; Mr. Hunter, $603,752; and Mr. Miller,
$603,752. The largest amounts outstanding during 1996, which were also the amounts outstanding as of December 31, 1996, were as follows: Mr. Potter, $2,012,729; Mr. Clausen, $619,301; Mr. Hunter, $619,301; and Mr. Miller,
$619,301.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
                            OF COMPANY COMMON STOCK

BY MANAGEMENT

     The following table sets forth the number of shares of Company Common Stock beneficially owned, directly or indirectly, by each director of the Company, each Named Executive Officer and all directors and executive officers of the Company as a group, as of September 1, 1997. Except as otherwise indicated, each individual named has sole investment and voting power with respect to the securities shown.

                                             SHARES OF
                                           COMMON STOCK        SHARES UNDERLYING
                                         OWNED DIRECTLY OR    OPTIONS EXERCISABLE
                 NAME                    INDIRECTLY(a)(b)      WITHIN 60 DAYS(c)       TOTAL
--------------------------------------   -----------------    -------------------    ---------
Karl R. Barnickol.....................         21,024(d)            207,657            228,681
Robert T. Blakely.....................              0                                        0
Joan T. Bok...........................          2,689                                    2,689
Robert A. Clausen.....................          8,463               205,492            213,955
Paul H. Hatfield......................            400                                      400
John C. Hunter III....................         17,749(e)            192,783            210,532
Robert H. Jenkins.....................              0                                        0
Howard M. Love........................          3,957(f)                                 3,957
Frank A. Metz, Jr.....................          2,037                                    2,037
Michael E. Miller.....................         17,237               280,119            297,356
Robert G. Potter......................         73,276(g)            944,930          1,018,206
William D. Ruckelshaus................          2,922(h)                                 2,922
John B. Slaughter.....................          1,930(i)                                 1,930
All directors and executive officers
  (19 persons)........................        168,570(j)          2,006,009          2,174,579

---------------

(a) Includes shares held under the Company Savings and Investment Plan ("SIP") based on a preliminary calculation of adjustments being made as a result of the Spinoff: Mr. Potter, 29,458; Mr. Barnickol, 13,122; Mr. Clausen, 1,083; Mr. Hunter, 9,948; Mr. Miller, 12,380; and directors and executive officers as a group, 80,129. With respect to shares held under the Company SIP, employee directors and officers have sole discretion as to voting and, within limitations provided by the Company SIP, investment of shares. Shares are voted by the trustees of the Company SIP in accordance with instructions from participants. If instructions are not received by the trustees as to the voting of particular shares, shares are to be voted in proportion to instructions actually received from other participants in the Company SIP. Also includes Company Restricted Stock received in the Spinoff as a dividend on Monsanto Restricted Stock held under a Monsanto incentive plan: Mr. Barnickol, 3,000 shares. With respect to these shares, Mr. Barnickol has sole voting power and no current investment power.


(b) Includes Company Restricted Stock received in the Spinoff by Mrs. Bok, Messrs. Love and Metz, and Dr. Slaughter, who were directors of Monsanto, as a dividend on the stock-based portion of the non-employee director annual retainer from Monsanto that has since been forfeited as a result of their resignation from Monsanto's Board of Directors at the Spinoff: Mrs. Bok, 99; Mr. Love, 130; Mr. Metz, 262; and Dr. Slaughter, 130. Also includes 300 shares of Company Restricted Stock received in the distribution by Mr. Ruckelshaus, who is continuing as a director of Monsanto. With respect to these shares, Mr. Ruckelshaus has sole voting power and no current investment power.

(c) The Commission deems a person to have beneficial ownership of all shares which that person has the right to purchase within 60 days. The shares indicated represent Company Options received in the conversion of Monsanto Options.

(d) Includes 1,778 shares owned jointly by Mr. Barnickol and his wife.

(e) Includes 33 shares owned by Mr. Hunter's son.

(f) Includes 1,200 shares held in trust in which Mr. Love has an income interest as to which he expressly disclaims beneficial ownership.

(g) Includes 6,520 shares owned by Mr. Potter's wife as to which he expressly disclaims beneficial ownership and 99 shares owned jointly by Mr. Potter and his wife.

(h) Includes 200 shares owned jointly by Mr. Ruckelshaus and his wife.

(i) Includes 137 shares owned by Dr. Slaughter's wife as to which he expressly disclaims beneficial ownership.

(j) Includes 90 shares beneficially owned by a member of the household of an executive officer not named above and 2,466 shares as to which an executive officer not named above shares investment and voting power.

     The percentage of shares of outstanding Company Common Stock, including Company Options exercisable within 60 days of September 1, 1997, beneficially owned by all directors and executive officers of the Company as a group is approximately 1.83%. The percentage of such shares beneficially owned by any one director or Named Executive Officer does not exceed 1%.

BY OTHERS

     The following table sets forth each person or entity that, to the knowledge of the Company, beneficially owned more than 5% of the outstanding Company Common Stock on September 1, 1997.

                                                          AMOUNT AND NATURE
                                                       OF BENEFICIAL OWNERSHIP
                                                             OF COMPANY             PERCENT OF
              NAME OF BENEFICIAL OWNER                      COMMON STOCK              CLASS
----------------------------------------------------   -----------------------      ----------
Oppenheimer Group, Inc..............................          6,246,465(a)             5.31%
Oppenheimer Tower
World Financial Center
New York, New York 10281

FMR Corp............................................          5,987,029(b)             5.09%
82 Devonshire Street
Boston, Massachusetts 02109

---------------
(a) The ownership information disclosed above is based on a Schedule 13G with respect to Monsanto Common Stock filed with the Commission on February 4, 1997 by Oppenheimer Group, Inc., on behalf of itself and related companies and certain investment advisory clients. Such 13G reports the beneficial ownership of 31,232,321 shares of Monsanto Common Stock. Power to vote and dispose of all 31,232,321 shares, including 30,923,115 shares held by Oppenheimer Capital, is shared. Oppenheimer Group, Inc. and the related companies and investment advisory clients disclaim beneficial ownership and shared voting and dispositive power with respect to all 31,232,321 shares. According to a Schedule 13F filed with respect to the first quarter of 1997 by Oppenheimer Group, Inc., the 31,232,321 shares of Monsanto Common Stock has been decreased to 31,116,110. Based on the Schedule 13G and the one-for-five distribution ratio in the Spinoff, Oppenheimer Group, Inc. would beneficially own 6,246,465 shares of Company Common Stock as a result of the Spinoff.

(b) The ownership information disclosed above is based on a Schedule 13G with respect to Monsanto Common Stock filed on February 12, 1997 with the Commission by FMR Corp. ("FMR") on behalf of itself, certain related companies, and certain shareholders. Such 13G reports beneficial ownership of 29,935,145 shares of Monsanto Common Stock. FMR, through its subsidiaries, Fidelity Management & Research Company and Fidelity Management Trust Company, and through Fidelity International Limited, had sole dispositive power over all 29,935,145 shares, shared voting power as to none of these shares, and sole voting power as to 4,483,385 of these shares. According to a Schedule 13F filed with respect to the first quarter of 1997 by FMR, the 29,935,145 has increased to 32,441,650. Based on the Schedule 13G and the one-for-five distribution ratio in the Spinoff, FMR would beneficially own 5,987,029 shares of Company Common Stock as a result of the Spinoff.

                       OTHER INDEBTEDNESS OF THE COMPANY

COMMERCIAL PAPER

     The proceeds of the Offerings will be used to refinance commercial paper issued by the Company which, at September 19, 1997, had a weighted average maturity of 25 days and a weighted average interest rate of 5.77%. The commercial paper issued by the Company has been used to refinance the approximately $1.0 billion of Assumable Commercial Paper assumed by the Company from Monsanto in connection with the Spinoff. See "Use of Proceeds."

THE CREDIT FACILITIES

     The Company has entered into a total of $1.2 billion in revolving credit facilities (the "Credit Facilities") to support its commercial paper borrowings. The Credit Facilities are also available for working capital and other general corporate purposes. As of September 22, 1997, there were no borrowings outstanding under the Credit Facilities. The Credit Facilities consist of an unsecured five-year revolving credit facility under which the Company may borrow from time to time on a revolving credit basis an aggregate principal amount of up to $800 million and an unsecured 364-day revolving credit facility under which the Company may borrow on a revolving credit basis an aggregate principal amount of up to $400 million. The interest rates under the Credit Facilities are based upon, at the option of the Company, (i) the London interbank offered rate ("LIBOR") or (ii) the Base Rate. The Base Rate shall at all times be equal to the highest of (a) the prime rate of Citibank, N.A. ("Citibank"),(b) the federal funds rate plus 0.5% or (c) the sum (adjusted to the nearest 1/16 of 1% or, if there is no nearest 1/16 of 1%, to the next higher 1/16 of 1%) of (i) 0.5% plus
(ii) the rate obtained by dividing (A) the latest three-week moving average of secondary market morning offering rates in the United States for three-month certificates of deposit of major United States money market banks, by (B) a percentage equal to 100% minus the average of the daily percentages specified during such three-week period by the Board of Governors of the Federal Reserve System for determining the maximum reserve requirement for Citibank with respect to liabilities consisting of or including (among other liabilities) three-month U.S. dollar non-personal time deposits in the United States, plus (iii) the average during such three-week period of the annual assessment rates estimated by Citibank for determining the then current annual assessment payable by Citibank to the Federal Deposit Insurance Corporation (or any successor) for insuring U.S. dollar deposits of Citibank in the United States.

     Interest rates based on LIBOR will be increased by a spread of between 13.5 and 22.5 basis points for the five-year revolving credit facility and 20.0 and
40.0 basis points for the 364-day revolving credit facility depending upon the actual ratings (the "ratings") by two credit rating agencies of senior unsecured long-term debt issued by the Company or, if there is no such debt, the indicative rating of the Company by such rating agencies. Based on the current ratings, the spread over LIBOR is presently 22.0 basis points for the five-year revolving credit facility and 24.5 basis points for the 364-day revolving credit facility. If the Company elects to borrow under either Credit Facility, the total spread (including facilities fees) over LIBOR would be 32.5 basis points for each Credit Facility.

     The Credit Facilities contain a number of covenants that, among other things, restrict the Company's ability to dispose of its assets, incur additional indebtedness, create liens on assets, engage in mergers or consolidations or change the businesses conducted by the Company, and otherwise restrict certain corporate activities by the Company. In addition, under the Credit Facilities, the Company is required to comply with and maintain specified financial ratios and tests, including, without limitation, an interest expense coverage ratio.

     The Credit Facilities specify certain customary events of default, including, without limitation, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities.

                         DESCRIPTION OF THE SECURITIES

     The Notes, the 2027 Debentures and the 2037 Debentures will each constitute a series of unsecured senior debt securities of the Company, and will rank pari passu with each other and with all other unsecured senior indebtedness of the Company. The Securities of each series will be issued pursuant to an Indenture, to be dated as of October 1, 1997 (the "Indenture"), between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"). The terms of the Indenture are also governed by certain provisions contained in the Trust Indenture Act of 1939, as amended (the "TIA"). The Indenture provides for the issuance from time to time in one or more series of unsecured debentures, notes or other evidences of indebtedness and does not limit the aggregate principal amount of securities that may be issued thereunder.

     The following summary of the provisions of the Indenture and the Securities does not purport to be complete and where reference is made to particular provisions of the Indenture and the Securities, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and the forms of Securities, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. As used in this "Description of the Securities," the term "the Company" refers to Solutia Inc. and not to any of its subsidiaries.

     All terms capitalized and not otherwise defined in this Prospectus have the meanings ascribed thereto in the Indenture and the section references used herein are references to the Indenture.

NOTES

     The Notes will be unsecured senior obligations of the Company, will be limited to $150,000,000 aggregate principal amount and will mature on
                 , 2002. The Notes will bear interest at the rate per annum
shown on the cover page of this Prospectus from                  , 1997 or from
the most recent Interest Payment Date to which interest has been paid or duly
provided for, payable semi-annually on                  and                  of
each year, commencing                  , 1998, to the Persons in whose names the
Notes (or any predecessor Notes) are registered at the close of business on the
preceding                or                , as the case may be. The Notes will
not be redeemable at the option of the Company prior to maturity and do not have the benefit of any sinking fund.

2027 DEBENTURES AND 2037 DEBENTURES

     The 2027 Debentures and the 2037 Debentures will each be unsecured senior obligations of the Company, will be limited to $300,000,000 aggregate principal amount and $150,000,000 aggregate principal amount, respectively, and will
mature on                  , 2027 and                  , 2037, respectively. The
2027 Debentures and the 2037 Debentures will bear interest at the respective rates per annum shown on the cover page of this Prospectus from
  , 1997 or from the most recent Interest Payment Date to which interest has
been paid or duly provided for, payable semi-annually on                and
               of each year, commencing                  , 1998, to the Persons
in whose names such Debentures (or any predecessor Debentures) are registered at
the close of business on the preceding                or                , as the
case may be.

     REPAYMENT AT OPTION OF HOLDERS OF 2037 DEBENTURES

     The 2037 Debentures may be repaid on                  , 2004, at the option
of the registered Holders of the 2037 Debentures, at 100% of their principal
amount, together with accrued interest to                  , 2004. In order for
a Holder to exercise this option, the Company must receive at its office or
agency in New York, New York, during the period beginning on             , 2004
and ending at 5:00 p.m. (New York City time) on             , 2004 (or, if
            , 2004 is not a Business Day, the next succeeding Business Day), the certificate representing the 2037 Debenture subject to repayment with the form
"Option to Elect Repayment on                  , 2004" on such
certificate duly completed. Any such notice received by the Company during the
period beginning on                  , 2004 and ending at 5:00 p.m. (New York
City time) on                  , 2004 (or, if           , 2004 is not a Business
Day, the next succeeding Business Day) shall be irrevocable. See "-- Book Entry, Delivery and Form." The repayment option may be exercised by the Holder of a 2037 Debenture for less than the entire principal amount of the 2037 Debenture held by such Holder, so long as the principal amount with respect to which such right is exercised is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any 2037 Debenture for repayment will be determined by the Company, whose determination will be final and binding.

     Failure by the Company to repay the 2037 Debentures when required as described in the preceding paragraph will result in an Event of Default under the Indenture.

     As long as the 2037 Debentures are represented by a Global Security, the Depositary or the Depositary's nominee will be the registered Holder of the 2037 Debentures and therefore will be the only entity that can exercise a right to repayment. See "-- Book Entry, Delivery and Form."

     No similar right of repayment is available to Holders of the Notes or the 2027 Debentures.

     OPTIONAL REDEMPTION

     The 2027 Debentures will be redeemable at any time and the 2037 Debentures
will be redeemable at any time after                  , 2004, in either case, in
whole or in part, at the option of the Company at a Redemption Price equal to the greater of (i) 100% of the principal amount of such 2027 Debentures or 2037 Debentures, as the case may be, or (ii) as determined by an Independent Investment Banker (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued interest thereon to the Redemption Date. The 2027 Debentures and the 2037 Debentures do not have the benefit of any sinking fund.

     "Adjusted Treasury Rate" means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable
Treasury Price for such Redemption Date, plus      %.


     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the 2027 Debentures or the 2037 Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such 2027 Debentures or 2037 Debentures, respectively. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.



     "Comparable Treasury Price" means, with respect to any Redemption Date (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding such Redemption Date.



     "Reference Treasury Dealer" means each of Goldman, Sachs & Co., Chase Securities Inc., J.P. Morgan Securities Inc., NationsBanc Montgomery Securities, Inc. and Salomon Brothers Inc and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     Notice of any redemption will be mailed at least 30 days but not more than 90 days before the Redemption Date to each Holder of the 2027 Debentures or the 2037 Debentures to be redeemed.

     Unless the Company defaults in payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the 2027 Debentures or the 2037 Debentures (as applicable) or portions thereof called for redemption.

RESTRICTIONS ON LIENS

     The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, secure indebtedness for money borrowed by placing a Lien on any Principal Property now or hereafter owned or leased by the Company or any Restricted Subsidiary or on any shares of stock or Debt of any Restricted Subsidiary without equally and ratably securing the Securities, unless (i) the principal amount of such indebtedness plus (ii) the Attributable Debt in respect of sale and leaseback transactions described below covering Principal Properties (other than sale and leaseback transactions the proceeds of which are applied to reduce indebtedness under (b) of the following paragraph) does not exceed 15% of the Consolidated Net Tangible Assets of the Company and its consolidated subsidiaries. This restriction will not apply to, and there shall be excluded in computing secured indebtedness for purposes of this restriction, certain permitted liens, including (a) liens existing as of the date of the Indenture,
(b) liens existing at the time any corporation becomes a Restricted Subsidiary,
(c) liens on property existing at the time of acquisition and certain purchase money or similar liens, (d) liens to secure certain exploration, drilling, development, operation, construction, alteration, repair or improvement costs,
(e) liens securing indebtedness owing to the Company or another Restricted Subsidiary by a Restricted Subsidiary, (f) liens in connection with government contracts, including the assignment of moneys due or to become due thereon, (g) certain liens pertaining to the performance of bids and contracts or to the maintaining of benefits under various government regulations, (h) certain liens in connection with legal proceedings or arising in the ordinary course of business and not in connection with the borrowing of money, and (i) extensions, substitutions, replacements or renewals of the foregoing. Production payments and certain other financial arrangements with regard to oil, gas and mineral properties are not deemed to involve liens securing indebtedness for money borrowed. (Section 1008)

RESTRICTION ON SALE AND LEASEBACK TRANSACTIONS

     The Indenture further provides that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any sale and leaseback transaction (except a lease for a temporary period not exceeding three years) after the date of the Indenture covering any Principal Property, which was or is owned or leased by the Company or a Restricted Subsidiary and which has been or is to be sold or transferred more than 120 days after the acquisition or completion of construction and commencement of full operation thereof, unless
(a) the Attributable Debt in respect thereto and all other sale and leaseback transactions entered into after the date of the Indenture (other than those the proceeds of which are applied to reduce indebtedness under (b) below), plus the aggregate amount of then outstanding secured indebtedness not otherwise permitted or excepted without equally and ratably securing the Securities, does not exceed 15% of the Consolidated Net Tangible Assets of the Company and its consolidated subsidiaries, or (b) an amount equal to the fair value of the Principal Property leased is applied within 120 days to the voluntary retirement of the Securities or other indebtedness maturing more than one year thereafter. (Section 1009)

CERTAIN DEFINITIONS

     "Attributable Debt", in respect of the sale and leaseback transactions described above, means the amount determined by multiplying the greater, at the time such arrangement is entered into, of (i) the fair value of the real property subject to such arrangement (as determined by the Company) or (ii) the net proceeds of the sale of such real property to the lender or investor, by a fraction of which the numerator is the unexpired initial term of the lease of such real property as of the date of determination and of which the denominator is the full initial term of such lease. Sale and leasebacks with respect to facilities financed with Industrial Development Bonds (whether or not tax exempt) are excepted from the definition. (Section 101)

     "Consolidated Net Tangible Assets" is the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding certain renewable or extendible indebtedness) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all the foregoing as shown on the latest balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles. (Section 101)

     A "Principal Property" is any manufacturing plant or facility located within the United States (excluding its territories and possessions, but including Puerto Rico), the gross book value of which exceeds 3% of Consolidated Net Tangible Assets, other than any such plant, facility or portion thereof (a) which is financed by Industrial Development Bonds (whether or not tax exempt) or
(b) which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries taken as a whole. (Section 101)

     A "Restricted Subsidiary" is any subsidiary (a) more than 50% of whose net sales and operating revenues during the preceding four calendar quarters were derived in, or more than 50% of whose operating properties are located in, the United States (excluding its territories and possessions, but including Puerto
Rico) or (b) more than 50% of whose assets consist of securities of other Restricted Subsidiaries or (c) which owns a Principal Property, except that certain export sales, banking, insurance, finance, real estate, construction and unconsolidated subsidiaries do not constitute Restricted Subsidiaries so long as they shall not own any Principal Property. (Section 101)

EVENTS OF DEFAULT


     An Event of Default with respect to any series of the Securities is defined in the Indenture as: default in payment of principal of or premium, if any, on any Security of that series at Maturity; default for 30 days in payment of interest on any Security of that series; failure by the Company in the performance of any other of the covenants or warranties in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Securities other than that series) continued for 90 days after due notice, as specified in the Indenture, by the Trustee or by Holders of at least 25% in principal amount of the Outstanding Securities of that series; the occurrence of an Event of Default with respect to securities of any other series issued pursuant to the Indenture; and certain events of bankruptcy, insolvency or reorganization of the Company. In addition, the Indenture provides that, with respect to a security of any series issued under the Indenture to which a sinking fund applies, there shall be an Event of Default with respect to such security upon the failure for 30 days to deposit any sinking fund payment when due by the terms of that security or upon default for 30 days in payment when due of securities called for redemption with respect to a sinking fund payment. The Indenture also defines Event of Default with respect to a series of securities to include any other Event of Default provided with respect to the securities of that series. (Section 501). The terms of the Securities provide that the definition of Event of Default shall include the occurrence of an Event of Default with respect to securities of any other series issued pursuant to the Indenture.


     The Indenture provides that, if any Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of that series may declare the principal amount of all Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or premium, if any, or interest, if any, on the Securities of that series and certain other specified defaults) may be waived by the Holders of a majority in principal amount of the Outstanding Securities of that series on behalf of the Holders of all Securities of that series. (Sections 502 and 513)


     The Indenture provides that, with respect to most defaults under the Indenture, the Trustee shall give to the Holders of Securities notice of such default to the extent and in the manner provided in the TIA as then in effect. Under the TIA as of the date of this Prospectus, the Trustee is required to give to the Holders of the Securities notice of a default known to it within 90 days of the occurrence of such default, provided that, except in the case of a default in the payment of principal of, or premium (if any) or interest on, any Security, the Trustee will be protected in withholding such notice if and so long as the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Securities. With respect to defaults under most covenants not pertaining to the payment of principal of, or premium (if any) or interest on, any Security, the Trustee shall give similar notice, except that no such notice to Holders shall be given until at least 30 days after the occurrence of such default. The term default with respect to any series of Outstanding Securities for the purpose only of this provision means the happening of any of the Events of Default specified in the Indenture and relating to such series of Outstanding Securities, excluding any grace periods and irrespective of any notice requirements. (Section 602)


     The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Holders of any series of Outstanding Securities before proceeding to exercise any right or power under the Indenture at the request of the Holders of such series of Securities. (Section 603) The Indenture provides that the Holders of a majority in principal amount of Outstanding Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or other power conferred on the Trustee, with respect to the Securities of such series provided that the Trustee may decline to act if such direction is contrary to law or the Indenture. With respect to the Securities, as Book-Entry Securities, the Indenture requires the Trustee to establish a record date for purposes of determining which Holders are entitled to join in such direction. (Section 512)

     The Indenture includes a covenant that the Company will file annually with the Trustee a certificate of no default. (Section 1006)

MODIFICATION OF THE INDENTURE AND WAIVER OF COVENANTS

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than 66 2/3% in principal amount of Outstanding Securities of each series affected thereby, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Holders of Outstanding Securities of such series, except that no such supplemental indenture may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity, or reduce the principal amount, the premium, if any, thereon or the rate of payment of interest thereon, of any Security of any series, (b) reduce the aforesaid percentage of Outstanding Securities of any series, the consent of the Holders of which is required for any supplemental indenture or for waiver of compliance with certain provisions of the Indenture or certain defaults thereunder or (c) effect certain other changes. (Section 902) The Indenture also permits the Company to omit compliance with certain covenants in the Indenture with respect to Securities of any series upon waiver by the Holders of 66 2/3% in principal amount of Outstanding Securities of such series. (Section 1011)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture contains a provision permitting the Company, without the consent of the Holders of any of the Outstanding Securities under the Indenture, to consolidate with or merge into any other corporation or transfer or lease its assets substantially as an entirety to any person provided that: (i) the successor is a Person organized under the laws of any domestic jurisdiction;
(ii) the successor Person assumes the Company's obligations on the Securities and under the Indenture; (iii) after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have happened and be continuing; and (iv) certain other conditions are met. (Section 801)

DEFEASANCE AND COVENANT DEFEASANCE

     DEFEASANCE AND DISCHARGE

     The terms of the Securities provide that, pursuant to Section 403 of the Indenture, the Company will, at its option, be discharged from any and all obligations in respect of the respective series of Securities (except for certain obligations to register the transfer or exchange of Securities of such series, to replace stolen, lost or mutilated Securities of such series, to maintain paying agencies and hold moneys for payment in trust) on the 91st day after the date of the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal (and premium, if any) and interest on the Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Securities. Such discharge may only occur if, among other things, the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or that since the date of this Indenture there has been a change in tax law, in either case to the effect that Holders of the Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposits, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred; and such discharge will not be applicable to any Securities of such series then listed on the New York Stock Exchange or any other securities exchange if the provision would cause said Securities to be delisted as a result thereof.

     DEFEASANCE OF CERTAIN COVENANTS

     The terms of the Securities provide, pursuant to Section 1010 of the Indenture, the Company with the option to omit to comply with certain restrictive covenants described in Sections 1008 and 1009 of the Indenture. Among other requirements, the Company, in order to exercise such option, will be required to deposit with the Trustee money and/or U.S. Government Obligations which, through the payment of interest and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay principal (and premium, if any) and interest on, the Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Securities. The Company will also be required to deliver to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that Holders of the Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred. In the event the Company exercises this option and the Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations, as the case may be, on deposit with the Trustee will be sufficient to pay amounts due on the Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

BOOK-ENTRY, DELIVERY AND FORM

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance by the Company of Securities represented by the Global Securities, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by such Global Securities to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Securities will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in Securities represented by the Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to interests of participants in the Depository), or by participants in the Depository or persons that may hold interests through such participants (with respect to persons other than participants in the Depository). The laws of some states require that certain purchases of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Securities.

     Neither the Company, the Trustee, any Payment Agent, nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Securities represented by the Global Securities will be made by the Company through the Paying Agent to the Depository's nominee as the Holder of the certificates relating to the Global Securities. The Indenture provides that the Company and the Trustee will treat the persons in whose names the Global Securities are registered (the Depository or its nominee) as the Holders of the Global Securities for the purpose of receiving payment of principal and interest on the Global Securities and for all other purposes whatsoever. Therefore, neither the Company, the Trustee, nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Global Securities to owners of beneficial interests in the Global Securities. The Depository has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Securities, as shown on the records of the Depository. Payments by participants and indirect participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants or indirect participants.

     So long as the 2037 Debentures are represented by a Global Security, the Depository's nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its 2037 Debentures. Notice by participants or by owners of beneficial interests in a Global Security held through such participants of the exercise of the option to elect repayment of beneficial interests in 2037 Debentures represented by a Global Security must be transmitted to the Depository in accordance with its procedures on a form required by the Depository and provided to participants. In order to ensure that the Depository or the Depository's nominee will timely exercise a right to repayment with respect to a particular 2037 Debenture, the beneficial owner of such 2037 Debenture must instruct the broker or other participant through which it holds an interest in such 2037 Debenture to notify the Depository of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a 2037 Debenture in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depository. The Company will not be liable for any delay in delivery of such notice to the Depository.

     Owners of beneficial interests in a Global Security are not entitled to receive physical delivery of Securities of such series in definitive form unless
(a) the Depository with respect to such Security notifies the Company that it is unwilling or unable to continue as Depository for such Global Security or if such Depository ceases to be a clearing agency registered under the Exchange Act, (b) the Company determines that such Global Security shall be exchangeable for Securities in definitive form or (c) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Securities of such series. Physical delivery of Securities of such series in definitive form pursuant to the preceding sentence shall be registered in such names as the Depositary holding such Global Security shall direct.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Securities will be made by the Underwriters in immediately available funds. All applicable payments of principal and interest on the Securities will be made by the Company in immediately available funds. Secondary market trading activity in the Securities will settle in immediately available funds.

NOTICES TO HOLDERS

     Notices to Holders of Securities will be given in writing and mailed, first-class postage prepaid, to the addresses of such Holders as they may appear in the Security Register. (Section 106)

TITLE

     Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner thereof, whether or not such Security may be overdue, for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The Indenture and the Securities will be governed by and construed in accordance with the laws of the State of New York. (Section 112)

CONCERNING THE TRUSTEE

     The Chase Manhattan Bank is the Trustee under the Indenture. The Company maintains banking relationships in the ordinary course of business with the Trustee. Among other things, the Trustee is a lending bank under the Credit Facilities and acts as the issuing and paying agent for the Company's commercial paper programs.

                             VALIDITY OF SECURITIES

     The validity of the Securities offered hereby will be passed upon for the Company by Karl R. Barnickol, Senior Vice President, General Counsel and Secretary of the Company and for the Underwriters by Sullivan & Cromwell, New York, New York. Mr. Barnickol owns 21,024 shares of Company Common Stock and holds Company Options to purchase an additional 331,269 of such shares. Certain legal matters will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York.

                                    EXPERTS

     The statements of combined financial position at December 31, 1996 and 1995 and the related statements of combined income and cash flow for each of the three years in the period ended December 31, 1996 included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
SOLUTIA INC. (formerly identified as Chemicals SpinCo)
  Report of Independent Auditors.....................................................   F-2
  Statement of Combined Income for the three years ended December 31, 1996...........   F-3
  Statement of Combined Financial Position at December 31, 1996 and December 31,
     1995............................................................................   F-4
  Statement of Combined Cash Flow for the three years ended December 31, 1996........   F-5
  Notes to Combined Financial Statements.............................................   F-6

  Interim Combined Financial Statements (Unaudited):
  Statement of Combined Income for the six months ended June 30, 1997 and 1996.......  F-22
  Statement of Combined Financial Position at June 30, 1997 and December 31, 1996....  F-23
  Statement of Combined Cash Flow for the six months ended June 30, 1997 and 1996....  F-24
  Notes to Interim Combined Financial Statements.....................................  F-25

                         REPORT OF INDEPENDENT AUDITORS

To the stockholders of Solutia Inc.:

     We have audited the accompanying statements of combined financial position of Solutia Inc., previously referred to as "Chemicals SpinCo" (as described in Note 1 to the combined financial statements), as of December 31, 1996 and 1995, and the related statements of combined income and cash flow for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such combined financial statements referred to above present fairly, in all material respects, the financial position of Solutia Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP Signature

Deloitte & Touche LLP
St. Louis, Missouri

May 1, 1997, except for the first and
second paragraphs and the Subsequent
Event section of Note 1, as to which
the date is September 1, 1997

                                  SOLUTIA INC.

                          STATEMENT OF COMBINED INCOME

                                                                     YEAR ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                    1996       1995       1994
                                                                   ------     ------     ------
                                                                          (IN MILLIONS)
NET SALES.......................................................   $2,977     $2,964     $3,097
Cost of goods sold..............................................    2,325      2,243      2,368
                                                                   ------     ------     ------
GROSS PROFIT....................................................      652        721        729
Marketing expenses..............................................      172        179        202
Administrative expenses.........................................      167        136        138
Technological expenses..........................................       88         95         99
Restructuring expenses -- net...................................      192         53         34
                                                                   ------     ------     ------
OPERATING INCOME................................................       33        258        256
Interest expense................................................      (36)       (36)       (29)
Other income (expense) -- net...................................       36          9          1
                                                                   ------     ------     ------
INCOME BEFORE INCOME TAXES......................................       33        231        228
Income taxes....................................................        1         84         79
                                                                   ------     ------     ------
NET INCOME......................................................   $   32     $  147     $  149
                                                                   ======     ======     ======

                  See Notes to Combined Financial Statements.

                                  SOLUTIA INC.

                    STATEMENT OF COMBINED FINANCIAL POSITION

                                                                                DECEMBER 31,
                                                                              ----------------
                                                                               1996      1995
                                                                              ------    ------
                                                                               (IN MILLIONS)
ASSETS
CURRENT ASSETS:
Trade receivables, net of allowances of $7 in 1996 and $6 in 1995..........   $  412    $  369
Miscellaneous receivables and prepaid expenses.............................       80       113
Deferred income tax benefit................................................      108        92
Inventories................................................................      291       311
                                                                              ------    ------
TOTAL CURRENT ASSETS.......................................................      891       885
PROPERTY, PLANT AND EQUIPMENT:
Land.......................................................................       18        15
Buildings..................................................................      367       368
Machinery and equipment....................................................    2,622     2,581
Construction in progress...................................................      121        88
                                                                              ------    ------
Total property, plant and equipment........................................    3,128     3,052
Less accumulated depreciation..............................................    2,217     2,140
                                                                              ------    ------
NET PROPERTY, PLANT AND EQUIPMENT..........................................      911       912
INVESTMENTS IN AFFILIATES..................................................      366       344
LONG-TERM DEFERRED INCOME TAX BENEFIT......................................      194       172
OTHER ASSETS...............................................................      121       149
                                                                              ------    ------
TOTAL ASSETS...............................................................   $2,483    $2,462
                                                                              ======    ======

LIABILITIES AND MONSANTO COMPANY EQUITY
CURRENT LIABILITIES:
Accounts payable...........................................................   $  223    $  230
Wages and benefits.........................................................      156       114
Restructuring reserves.....................................................       79        39
Miscellaneous accruals.....................................................      312       271
                                                                              ------    ------
TOTAL CURRENT LIABILITIES..................................................      770       654
POST-RETIREMENT LIABILITIES................................................      634       632
OTHER LIABILITIES..........................................................      423       421
MONSANTO COMPANY EQUITY....................................................      656       755
                                                                              ------    ------
TOTAL LIABILITIES AND MONSANTO COMPANY EQUITY..............................   $2,483    $2,462
                                                                              ======    ======

                  See Notes to Combined Financial Statements.

                                  SOLUTIA INC.

                        STATEMENT OF COMBINED CASH FLOW

                                                                           YEAR ENDED
                                                                          DECEMBER 31,
                                                                    -------------------------
                                                                    1996      1995      1994
                                                                    -----     -----     -----
                                                                          (IN MILLIONS)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
OPERATING ACTIVITIES:
Net income.......................................................   $  32     $ 147     $ 149
Adjustments to reconcile to Cash Provided by Operations:
  Items that did not use (provide) cash:
     Deferred income taxes.......................................     (45)       25       (23)
     Depreciation and amortization...............................     166       162       219
     Restructuring expenses......................................     192        53        34
     Other.......................................................      43         1        (7)
  Working capital changes that provided (used) cash:
     Accounts receivable.........................................     (43)       64       (27)
     Inventories.................................................      20       (78)       48
     Accounts payable and accrued liabilities....................     (33)      (61)      (59)
     Other.......................................................      24       (13)       12
  Other items....................................................     (20)       20         8
                                                                    -----     -----     -----
TOTAL CASH PROVIDED BY OPERATIONS................................     336       320       354
                                                                    -----     -----     -----
INVESTING ACTIVITIES:
Property, plant and equipment purchases..........................    (192)     (179)     (187)
Acquisition and investment payments..............................     (17)      (51)       (4)
Investment and property disposal proceeds........................       4        51        73
                                                                    -----     -----     -----
CASH USED IN INVESTING ACTIVITIES................................    (205)     (179)     (118)
                                                                    -----     -----     -----
FINANCING ACTIVITIES:
Net transactions with Monsanto Company...........................    (131)     (141)     (236)
                                                                    -----     -----     -----
CASH USED IN FINANCING ACTIVITIES................................    (131)     (141)     (236)
                                                                    -----     -----     -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.................      --        --        --
CASH AND CASH EQUIVALENTS:
BEGINNING OF YEAR................................................      --        --        --
                                                                    -----     -----     -----
END OF YEAR......................................................   $  --     $  --     $  --
                                                                    ======    ======    ======

                  See Notes to Combined Financial Statements.

                                  SOLUTIA INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

1.  BASIS OF PRESENTATION

     Solutia Inc., previously referred to as Chemicals SpinCo (the "Company" or "Solutia"), is an international producer and marketer of a range of high performance chemical-based materials which are used by its customers to make consumer, household, automotive and industrial products. Prior to September 1, 1997, the businesses contributed to form the Company were wholly owned by Monsanto Company ("Monsanto"). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of the Company as a dividend to Monsanto shareowners (the "Spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for every five shares of Monsanto common stock held of record as of August 20, 1997. As a result of the Spinoff, the Company became an independent publicly held company listed on the New York Stock Exchange and its operations ceased to be owned by Monsanto.


     Effective with the Spinoff on September 1, 1997, Solutia assumed approximately $1,029 million of debt from Monsanto, primarily assumable commercial paper. The assumable commercial paper is guaranteed by Monsanto until repaid or refinanced by Solutia at maturity, which is up to 30 days following the Spinoff. On August 14, 1997, Solutia entered into a total of $1.2 billion in revolving credit facilities with a syndicate of banks to support its commercial paper. These credit facilities are also available for working capital and other general corporate purposes. These credit facilities consist of (i) an $800 million five-year revolving credit facility, and (ii) a $400 million 364-day credit agreement. The interest rates under the Credit Facilities are based upon, at the option of the Company, (i) the London interbank offered rate ("LIBOR") or
(ii) the Base Rate. The Base Rate shall at all times be equal to the highest of
(a) the prime rate of Citibank, N.A., ("Citibank"), (b) the federal funds rate plus 0.5% or (c) the sum (adjusted to the nearest 1/16 of 1% or, if there is no nearest 1/16 of 1%, to the next higher 1/16 of 1%) of (i) 0.5%, plus (ii) the rate obtained by dividing (A) the latest three-week moving average of secondary market morning offering rates in the United States for three-month certificates of deposit of major United States money market banks, by (B) a percentage equal to 100% minus the average of the daily percentages specified during such three-week period by the Board of Governors of the Federal Reserve System for determining the maximum reserve requirement for Citibank with respect to liabilities consisting of or including (among other liabilities) three-month U.S. dollar non-personal time deposits in the United States, plus (iii) the average during such three-week period of the annual assessment rates estimated by Citibank for determining the then current annual assessment payable by Citibank to the Federal Deposit Insurance Corporation (or any successor) for insuring U.S. dollar deposits of Citibank in the United States. Interest rates based on LIBOR will be increased by a spread of between 13.5 and 22.5 basis points for the five-year revolving credit facility and 20.0 and 40.0 basis points for the 364-day revolving credit facility depending upon the actual ratings (the "ratings") by two credit rating agencies of senior unsecured long-term debt issued by the Company or, if there is no such debt, the indicative rating of the Company by such rating agencies. If the Company elects to borrow under either credit facility, the total spread (including facilities fees) over LIBOR would be 32.5 basis points for each credit facility. The credit agreements contain various covenants, which among other things, restrict the ability of Solutia to merge with another entity, to create liens against assets, or to amend, cancel or terminate agreements entered into with Monsanto to effect the Spinoff. These credit agreements also require Solutia to meet certain leverage and interest coverage ratios. The Company expects to have the ability to refinance the $1,029 million of, primarily, assumable commercial paper on a long-term basis through the issuance of additional commercial paper and long-term debt securities, although these financing arrangements are not finalized. Solutia plans to conduct a public offering of debt securities in the amount of $600 million having maturities of 5 to 40 years. The proceeds of the offering will be used to refinance a portion of the Company's outstanding commercial paper as it becomes due. The interest payable on such publicly offered securities will be fixed and is expected to range generally from 6.5% to 7.5%. Subject to the level of future cash flows, the Company intends to refinance the approximately $429 million of remaining debt on a long-term basis.

     The Spinoff was accomplished through a distribution agreement that provides for, among other things, the assets to be contributed to Solutia and the liabilities to be assumed by Solutia, certain of which assets and liabilities have not been included in the accompanying Statement of Combined Financial Position. Those assets and liabilities include, among other things: a joint venture interest in Monsanto's elemental phosphorus business and a defined amount of cash and debt.

     Monsanto and Solutia also entered into an employee benefits and compensation allocation agreement which sets forth the manner in which assets and liabilities under employee benefit plans and other employment-related liabilities were divided between them. Certain assets and liabilities related to the plans have not been included in the accompanying Statement of Combined Financial Position. These include, among other things, assets and liabilities for: the U.S. defined benefit pension plans, workers' compensation and additional obligations for health care and other postretirement benefits that Solutia retained for substantially all retired U.S. employees.

     The final determination of the assets contributed to Solutia and the liabilities assumed by Solutia was made pursuant to the agreements entered into between Monsanto and Solutia in connection with the Spinoff. As of the date of the Spinoff, the effect of the final transfer will be treated as a direct increase or decrease in "Monsanto Company Equity" in the Statement of Combined Financial Position.

     Regardless of the allocation of the assets and liabilities described in the preceding paragraphs, Solutia's Statement of Combined Income includes all of the related costs of doing business including an allocation of certain general corporate expenses from Monsanto which were not directly related to Solutia.

  Combined Financial Statements

     The accompanying combined financial statements have been prepared on a basis which reflects the historical financial statements of Solutia assuming that the operations of Monsanto contributed to Solutia in connection with the Spinoff of Solutia to Monsanto's stockholders were organized as a separate legal entity, owning certain net assets of Monsanto. Generally, only those assets and liabilities of the ongoing chemicals businesses expected to be transferred to Solutia prior to the Spinoff were included in the Statement of Combined Financial Position.

     Monsanto provided certain general and administrative services to Solutia, including finance, legal, treasury, information systems and human resources. The cost for these services was allocated to Solutia based upon the percentage relationship between the net assets utilized in Solutia's operations and Monsanto's total net assets, as well as other methods which management believes to be reasonable. These allocations were $85 million, $72 million and $69 million in 1996, 1995 and 1994, respectively. As a result of the Spinoff, Solutia is required to perform these general and administrative services using its own resources or purchased services and is responsible for the costs and expenses associated with the management of a public company. Solutia management estimates that the cost of such general and administrative expenses on a stand-alone basis would have been approximately $46 million in 1996.

     As described in Notes 9, 10 and 11, Solutia employees and retirees participated in various Monsanto pension, health care, savings and other benefit plans. The costs and certain obligations related to these plans are included in Solutia's combined financial statements generally based on the percentage of Solutia payroll costs to total Monsanto payroll cost.

     Certain assets and liabilities related to Solutia's operation have been managed and controlled by Monsanto on a centralized basis. Such assets and liabilities have been allocated to Solutia in the manner described in preceding paragraphs for allocated general and administrative expenses and benefit plans. A portion of the following assets and liabilities have been determined in this manner: other assets, accounts payable, post-retirement liabilities, miscellaneous accruals and other liabilities.

     Monsanto uses a centralized approach to cash management and the financing of its operations. As a result, cash and cash equivalents and debt were not allocated to Solutia in the historical financial statements. Solutia generally has not had borrowings except amounts due to Monsanto. Interest expense has been allocated to Solutia in the combined financial statements to reflect Solutia's pro rata share of the financing structure of Monsanto. This allocation in the combined financial statements is based on the percentage relationship between the net assets utilized in Solutia's operations and Monsanto's net assets.

     The allocation methodology followed in preparing the combined financial statements may not necessarily reflect the results of operations, cash flows, or financial position of Solutia in the future, or what the results of operations, cash flows, or financial position would have been had Solutia been a separate stand-alone public entity.

  Subsequent Event

     On July 10, 1997, management approved the asset and liability allocation which set forth the assets contributed to Solutia and the liabilities assumed by Solutia in connection with the Spinoff. Included in those assets and liabilities are the following material items which have not been included in the accompanying Statement of Combined Financial Position: a joint venture interest in Monsanto's elemental phosphorus business, cash of $75 million, debt of $1,029 million, accrued net pension liability for the U.S. defined benefit pension plans, and additional obligations for healthcare and other postretirement benefits. The following unaudited pro forma amounts give effect to those items, as well as certain other items, as set forth in the unaudited pro forma condensed financial statements included in the Prospectus. The following unaudited pro forma amounts are presented as if the Spinoff has occurred on June 30, 1997 and December 31, 1996, with respect to the unaudited pro forma condensed Statements of Combined Financial Position amounts, and as of the beginning of the earliest period presented with respect to the unaudited pro forma condensed Statement of Combined Income amounts for the six months ended June 30, 1997 and for the year ended December 31, 1996, respectively.

     Unaudited pro forma condensed Statements of Combined Financial Position as of June 30, 1997 and December 31, 1996:

                                                                         JUNE 30,   DECEMBER 31,
                                                                           1997         1996
                                                                         --------   ------------
Total Assets...........................................................   $2,718       $2,660
Long-term debt.........................................................    1,029        1,029
Post-retirement liabilities............................................      918          876
Stockholders' Deficit..................................................     (280)        (439)
Total Liabilities and Stockholders' Deficit............................    2,718        2,660

     Unaudited pro forma Statements of Combined Income for the six months ended June 30, 1997 and the year ended December 31, 1996:

                                                                 SIX MONTHS ENDED    YEAR ENDED
                                                                     JUNE 30,       DECEMBER 31,
                                                                       1997             1996
                                                                 ----------------   ------------
Income Before Income Taxes.....................................       $  154           $    9
Net Income.....................................................          102               17
Earnings per Share.............................................       $ 0.84           $ 0.14

     The effect of the employee benefits and compensation allocation is an increase in the retiree medical and pensions cost allocation of $17 million for the year ended December 31, 1996 in excess of the amounts allocated to Solutia in Solutia's historical financial statements.

     The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the transactions actually occurred on the dates assumed, nor is it necessarily indicative of the future combined results of operations.

2. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Combination

     The combined financial statements include the accounts of Solutia as described in Note 1. Other companies in which Solutia has a significant interest (20 to 50 percent) are included in "Investments in Affiliates" in the Statement of Combined Financial Position. Solutia's share of these companies' net earnings or losses is included in "Other income (expense) -- net" in the Statement of Combined Income.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect revenues and expenses during the period reported. Estimates are adjusted when necessary to reflect actual experience. Significant estimates are used when accounting for the allocation of financial statement amounts between Monsanto and Solutia, restructuring reserves, environmental reserves, self-insurance reserves, employee benefit plans, asset impairments, and contingencies.

  Currency Translation

     The financial statements for most of Solutia's ex-U.S. operations are translated into U.S. dollars at current exchange rates. Unrealized currency adjustments in the Statement of Combined Financial Position are accumulated in equity. The financial statements of ex-U.S. operations in hyperinflationary economies, principally Brazil, are translated at either current or historical exchange rates, as appropriate. These currency adjustments are included in net income.

  Property, Plant and Equipment

     Property, plant and equipment is recorded at cost. The cost of plant and equipment is depreciated over weighted average periods of 18 years for buildings and 10 years for machinery and equipment, by the straight-line method.

  Impairment of Long-lived Assets

     Impairment tests of long-lived assets are made when conditions indicate a possible loss. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its fair value based upon discounted cash value, using an appropriate discount rate.

  Inventory Valuation

     Inventories are stated at cost or market, whichever is less. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity. The cost of certain inventories (76 percent as of December 31, 1996) is determined by using the last-in, first-out "LIFO" method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of other inventories generally is determined by using the first-in, first-out "FIFO" method.

  Income Taxes

     Solutia does not file separate tax returns. It is included in the consolidated returns filed by Monsanto and its subsidiaries in various U.S. and ex-U.S. jurisdictions. The tax provisions reflected in the Statement of Combined Income have been computed as if Solutia was a separate company. The accompanying Statement of Combined Financial Position includes deferred tax amounts applicable to Solutia. Taxes currently payable and income tax payments are recorded directly by Monsanto and, as a result, amounts related to Solutia are included in "Net transactions with Monsanto Company" in the Statement of Combined Cash Flow.

  Earnings per Share

     Historical earnings per share have not been presented as Solutia was wholly owned by Monsanto.

  Environmental Remediation

     Costs for remediation of waste disposal sites are accrued in the accounting period in which the responsibility is established and when the cost is estimable. Post-closure and remediation costs for hazardous and other waste facilities at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost. Environmental liabilities are not discounted, and they have not been reduced for any claims for recoveries from insurance or third parties. In those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectability of such amounts is probable, the amounts are reflected as receivables in the combined financial statements.

3. TRANSACTIONS WITH MONSANTO

     Solutia participated in Monsanto's centralized cash management system. Under this system, cash received from Solutia's operations was transferred to Monsanto's centralized cash accounts and cash disbursements are funded from the centralized cash accounts.

     Included in the Statement of Combined Income are sales to Monsanto of $63 million, $75 million, and $80 million in 1996, 1995, and 1994, respectively. Such sales were made at Monsanto's established transfer prices.

     As specified in Note 1, Monsanto provided certain general and administrative services to Solutia. The cost of these services, also included in such statement, are $85 million, $72 million, and $69 million in 1996, 1995, and 1994, respectively. Interest expense charged to Solutia represents an allocation from Monsanto of its total interest expense. The allocated interest expense to Solutia was $36 million, $36 million, and $29 million in 1996, 1995, and 1994, respectively.

4. RESTRUCTURING AND OTHER ACTIONS

     In December 1996, Solutia recorded pretax restructuring and other special charges totaling $256 million ($164 million aftertax) to cover the costs associated with the closure or sale of certain facilities, asset write-offs, and workforce reductions. Approximately 900 positions are expected to be eliminated by these actions. Included in these charges were pretax amounts for asset impairments totaling $56 million. These write-offs were necessary primarily because of excess production capacity, coupled with insufficient demand for certain products. Asset values were written down to their discounted cash values, using appropriate discount rates.

     In December 1995, Monsanto's board of directors approved a restructuring plan. The pretax charge associated with these actions was $66 million ($57 million aftertax) and covered the costs of work force reductions, business consolidations, facility closures and the exit from nonstrategic businesses and facilities. This plan was substantially completed by the end of 1996 and reduced employment by approximately 100 people.

     In December 1994, Monsanto and Akzo Nobel N.V. agreed to form a 50-50 joint venture by combining their respective rubber chemicals businesses. The venture partners agreed to bear the one-time costs required to integrate their respective rubber chemicals businesses into the joint venture. For Solutia, these integration costs, which totaled $40 million pretax ($25 million aftertax), were primarily for the cost of reducing the work force by approximately 120 people and for special termination benefits for approximately 300 people transferring from Solutia to the joint venture. The charge for these actions was recorded in the first quarter of 1995. On May 1, 1995, the joint venture, known as Flexsys, L.P. ("Flexsys"), began operations and is accounted for as an equity affiliate. Accordingly, Solutia's share of the earnings of Flexsys after that date has been reflected in "Other income (expense) -- net" in the Statement of Combined Income. Solutia's results of operations for 1995 and 1994 included net sales of $140 million and $400 million, respectively, from the rubber chemicals business. Operating income for this business during these periods was not significant.

     Other items that affected Solutia's results of operations in 1995 included the receipt in the first and third quarters of settlement payments from various insurers related to environmental and other insurance litigation. The combined effect of these settlements totaled $88 million pretax ($55 million aftertax). In addition, Monsanto settled a lawsuit related to a Comprehensive Environmental Response, Compensation and Liability site, commonly known as "Superfund," in La Marque, Texas. The suit was brought by IT Corporation ("IT"), a subsidiary of International Technology Corp., and claimed, among other things, breach of a contract calling for IT to perform incineration and remediation work at the site. Monsanto settled the suit by paying $41 million pretax ($25 million aftertax), and Solutia recorded the payment in the third quarter of 1995.

     In December 1994, Monsanto's board of directors approved a plan to eliminate redundant staff activities and to consolidate certain staff and administrative business functions. The plan, which was substantially completed by the end of 1995, reduced worldwide employment by approximately 140 people. In addition, Solutia closed certain facilities and terminated certain programs. The pretax expense related to these actions was $34 million ($21 million aftertax).

     The components of the pretax expense (income) related to the restructuring programs and the other actions included in the accompanying Statement of Combined Income were:

                                                                    1996    1995    1994
                                                                    ----    ----    ----
        Cost of employee reductions..............................   $157    $ 22    $27
        Shutdown and consolidation of various facilities and
          departments............................................     33      44      7
        Asset impairments........................................     56
        Insurance-related settlement (income)....................            (88)
        Litigation settlement....................................             41
        Joint venture integration costs..........................             40
        Other costs..............................................     10
                                                                    ----    ----    ----
               Total.............................................   $256    $ 59    $34
                                                                    =====   =====   =====

     Restructuring expenses are recorded based on estimates prepared at the time the restructuring actions are approved by the board of directors. The balance in restructuring reserves as of December 31, 1996, was $265 million. It is earmarked primarily for work force reduction costs, asset impairments, and the costs associated with shutdowns and consolidation of various facilities and departments. Management believes that the balance of these reserves as of December 31, 1996, is adequate for completion of those activities. Restructuring actions during the last three years have reduced these liabilities by approximately $300 million. Approximately two-thirds of these reductions were recorded for write-offs and expenditures related to the termination or sale of nonstrategic products and facilities. The remaining reductions were primarily related to the cost of work force reduction programs, most of which have been completed.

     The pretax expenses (income) related to the restructuring programs and the other unusual items were recorded in the Statement of Combined Income in the following categories:

                                                                    1996    1995    1994
                                                                    ----    ----    ----
        Cost of goods sold.......................................   $ 56    $(7)
        Restructuring expenses -- net............................    192     53     $34
                                                                    ----    ----    ----
          Decrease in operating income...........................    248     46      34
        Other expense(1).........................................      8     13
                                                                    ----    ----    ----
          Total decrease in income before income taxes...........   $256    $59     $34
                                                                    =====   =====   =====

-------------------------
(1) In 1996 and 1995, other expense includes Solutia's share of restructuring actions undertaken by Flexsys.

     Net income decreased by $164 million, $52 million and $21 million, in 1996, 1995 and 1994, respectively, because of these restructurings and unusual items.

5.  INVESTMENTS IN AFFILIATES

     At December 31, 1996, Solutia's investments in affiliates consisted principally of its 50 percent interests in Flexsys, the rubber chemicals joint venture, and the Advanced Elastomer Systems, L.P. ("AES") joint venture for which Solutia uses the equity method of accounting. Summarized combined financial information for the Flexsys and AES joint ventures follows (results of operations for 1995 reflects eight months of operations for Flexsys):

                                                          1996       1995       1994
                                                         ------     ------     ------
        Results of operations

        Net sales......................................  $  779     $  628     $  200
        Net income.....................................      64          3         21

        Financial position
        Total assets...................................  $  853     $  854
        Total liabilities..............................  $  237     $  290

6. INVENTORY VALUATION

     The components of inventories were:

                                                                        1996     1995
                                                                        -----    -----
        Finished goods...............................................   $ 258    $ 266
        Goods in process.............................................      47       53
        Raw materials and supplies...................................     126      145
                                                                        -----    -----
        Inventories, at FIFO cost....................................     431      464
        Excess of FIFO over LIFO cost................................    (140)    (153)
                                                                        -----    -----
        TOTAL........................................................   $ 291    $ 311
                                                                        ======   ======

     Inventories at FIFO approximate current cost. The effect of LIFO inventory liquidations increased pretax income by $5 million in 1996 and was not material in 1995.

7. INCOME TAXES

     The components of income before income taxes were:

                                                                    1996    1995    1994
                                                                    ----    ----    ----
        United States............................................   $11     $221    $138
        Outside United States....................................    22       10      90
                                                                    ----    ----    ----
        TOTAL....................................................   $33     $231    $228
                                                                    =====   =====   =====

     The components of income tax expense charged to operations were:

                                                                    1996    1995    1994
                                                                    ----    ----    ----
        Current:

          U.S. federal...........................................   $ 13    $ 39    $ 72
          U.S. state.............................................      2       7       5
          Outside United States..................................     31      13      25
                                                                    ----    ----    ----
                                                                      46      59     102
                                                                    ----    ----    ----
        Deferred:
          U.S. federal...........................................    (21)     23     (28)
          U.S. state.............................................     (1)      3       1
          Outside United States..................................    (23)     (1)      4
                                                                    ----    ----    ----
                                                                     (45)     25     (23)
                                                                    ----    ----    ----
        TOTAL....................................................   $  1    $ 84    $ 79
                                                                    =====   =====   =====

     Factors causing the Solutia's effective tax rate to differ from the U.S. federal statutory rate were:

                                                                    1996    1995    1994
                                                                    ----    ----    ----
        U.S. federal statutory rate..............................    35%     35%     35%
        U.S. state income taxes..................................     1       3       2
        Assumed tax benefit of foreign sales corporation.........   (23)     (4)     (2)
        Taxes related to foreign income, net of credits..........     3       4      --
        Income from equity affiliates recorded net of tax........   (13)     (1)     (1)
        Other....................................................    --      (1)      1
                                                                    ----    ----    ----
        EFFECTIVE INCOME TAX RATE................................     3 %    36%     35%
                                                                    =====   =====   =====

     Deferred income tax balances were related to:

                                                                  1996          1995
                                                                  -----         -----
        Property..............................................    $(176)        $(181)
        Post-retirement benefits..............................      248           260
        Restructuring reserves................................       92            18
        Environmental liabilities.............................       57            64
        Inventory.............................................        4             5
        Other.................................................       77            98
                                                                  -----         -----
        NET ASSET.............................................    $ 302         $ 264
                                                                  ======        ======

8. MONSANTO COMPANY EQUITY

     The following is an analysis of Monsanto's investment in Solutia:

                                                                   1996    1995    1994
                                                                   ----    ----    ----
        Balance at beginning of year.............................  $755    $741    $809
        Net income...............................................    32     147     149
        Foreign currency translation adjustment..................    --       8      19
        Net transactions with the Company........................  (131)   (141)   (236)
                                                                   ----    ----    ----
        Balance at end of year...................................  $656    $755    $741
                                                                   =====   =====   =====

9. POST-RETIREMENT BENEFITS -- PENSIONS

     Solutia's employees participate in Monsanto's noncontributory pension plans. No detailed information regarding the funded status of the plans and components of net periodic pension cost, as it relates to Solutia is available. The information that follows relates to all of Monsanto's pension plans. The components of pension cost for these plans were:

                                                                1996     1995     1994
                                                                -----    -----    -----
        Service cost for benefits earned during the year......  $  83    $  70    $  75
        Interest cost on benefit obligation...................    287      291      269
        Assumed return on plan assets(1)......................   (322)    (326)    (317)
        Amortization of unrecognized net (gain) loss..........      9      (25)     (12)
                                                                -----    -----    -----
        Total.................................................  $  57    $  10    $  15
                                                                ======   ======   ======

       --------------------------------
       (1) Actual returns (losses) on plan assets were $558 million, $671 million and $(142) million in 1996, 1995 and 1994, respectively.

     Pension cost allocated to Solutia in 1996, 1995 and 1994 was $18 million, $1 million, and $4 million, respectively.

     Solutia is expected to retain costs related to its active employees and certain former employees who last worked at a Solutia facility following the proposed Spinoff. Consequently, future pension costs for Solutia after the Spinoff are likely to be different when compared to historical amounts. Separate actuarial calculations will be performed as of the date of the Spinoff.

     Pension benefits are based on the employee's years of service and/or compensation level. Pension plans are funded in accordance with Monsanto's long-range projections of the plans' financial conditions. These projections take into account benefits earned and expected to be earned, anticipated returns on pension plan assets, and income tax and other regulations.

     Pension costs are determined through the use of the preceding year-end rate assumptions. Assumptions used as of December 31 for the principal plans were:

                                                                1996     1995     1994
                                                                -----    -----    -----
        Discount rate.........................................  7.50%    7.25%    8.50%
        Assumed long-term rate of return on plan assets.......  9.50%    9.50%    9.50%
        Annual rates of salary increase (for plans that base
          benefits on final compensation level)...............  4.50%    4.50%    5.00%

     The funded status of Monsanto's pension plans at year-end was:

                                                                        1996      1995
                                                                       ------    ------
        PLAN ASSETS AT FAIR VALUE...................................   $3,817    $3,690
                                                                       ------    ------
        Actuarial present value of plan benefits:
          Vested....................................................   $3,495    $3,457
          Nonvested.................................................      154       145
                                                                       ------    ------
        Accumulated benefit obligation..............................    3,649     3,602
        Effect of projected future salary increases.................      377       385
                                                                       ------    ------
        PROJECTED BENEFIT OBLIGATION(1).............................   $4,026    $3,987
                                                                       ------    ------
        Deficiency of plan assets over projected benefit
          obligation................................................   $ (209)   $ (297)
        Less:
          Unrecognized initial net gain.............................       94       119
          Unrecognized prior service costs..........................     (264)     (192)
          Unrecognized subsequent net gain (loss)...................      241        (5)
                                                                       ------    ------
        ACCRUED NET PENSION LIABILITY(2)............................   $  280    $  219
                                                                       ======    ======

       --------------------------------
       (1) Included $228 million in 1996 and $204 million in 1995 for unfunded plans.
       (2) Included $138 million in 1996 and $152 million in 1995 for unfunded plans.

     Included in the preceding table are plan assets and projected benefit obligations for the principal U.S. plans of approximately $3.327 billion and $3.264 billion, respectively, as of December 31, 1996. Plan assets consist principally of common stocks and U.S. government and corporate obligations. Contributions to these plans were neither required nor made in 1996, 1995 and 1994 because Monsanto's principal pension plans are adequately funded, using assumed returns.

     A final determination of the assets to be contributed and the liabilities to be assumed by Solutia with respect to the U.S. plans has not been finalized. Accordingly, the corresponding net pension asset or liability has not been included in the accompanying Statement of Combined Financial Position.

10. POST-RETIREMENT BENEFITS -- HEALTH CARE AND OTHER

     Solutia's employees participate in Monsanto benefit programs which provide certain health care and life insurance benefits for retired employees. No detailed information regarding the components of the total cost and obligations of these post-retirement benefits, as it relates to Solutia is available. Substantially all regular, full-time U.S. employees and certain employees in other countries may become eligible for these benefits if they reach retirement age while employed by Monsanto or Solutia. These post-retirement benefits are unfunded and are generally based on the employee's years of service and/or compensation level. The costs of post-retirement benefits are accrued by the date the employees become eligible for the benefits.

     The components of the total cost of Monsanto's post-retirement benefits, principally health care and life insurance, were:

                                                                  1996    1995    1994
                                                                  ----    ----    ----
        Service cost for benefits earned during the year.......   $ 25    $ 21    $ 23
        Interest cost on benefit obligation....................     88      94      87
        Amortization of unrecognized net (gain) loss...........      2      (2)      7
                                                                  ----    ----    ----
        TOTAL..................................................   $115    $113    $117
                                                                  =====   =====   =====

     Post-retirement benefit costs allocated to Solutia in 1996, 1995 and 1994 were $50 million, $54 million, and $55 million, respectively.

     Post-retirement costs are determined by using the preceding year-end rate assumptions. Assumptions used as of December 31 for the principal plans were:

                                                               1996      1995      1994
                                                               -----     -----     -----
        Discount rate......................................    7.50%     7.25%      8.50%
        Initial trend rate for health care costs(1)........    8.00%     9.00%     11.50%
        Ultimate trend rate for health care costs..........    5.00%     5.00%      5.50%

       --------------------------------
      (1) The initial trend rate for health care costs declines by 1 percent per year to 5 percent for years after the year 2001.

     A 1 percent increase in the assumed trend rate for health care costs would have increased the cost of 1996 post-retirement health care benefits by $4 million and the accumulated benefit obligation by $48 million as of December 31, 1996.

     As of December 31, the status of Monsanto's obligations for post-retirement health care and life insurance benefit plans, and employee disability benefit plans was:

                                                                        1996      1995
                                                                       ------    ------
        ACCUMULATED BENEFIT OBLIGATION:
          Retirees..................................................   $  938    $1,006
          Eligible active employees.................................       60        52
          Other active employees....................................      251       213
                                                                       ------    ------
        TOTAL.......................................................   $1,249    $1,271
          Unrecognized benefits from prior service..................       27        34
          Unrecognized subsequent net loss..........................      (28)      (81)
                                                                       ------    ------
        ACCRUED LIABILITY...........................................   $1,248    $1,224
                                                                       ======    ======

     The assumptions used to compute the accumulated benefit obligation of the principal plans were changed as of December 31, 1996. That resulted in a decrease of approximately $28 million in the obligation.

     Solutia's portion of this liability was approximately $671 million and $696 million, as of December 31, 1996 and 1995, respectively.

     Following the Spinoff, Solutia is expected to retain the obligations for post-retirement benefits for approximately two-thirds of retired U.S. employees of Monsanto. Consequently, future post-retirement costs for Solutia after the Spinoff are likely to be different and are likely to increase when compared to historical amounts. Separate actuarial calculations will be performed as of the date of the Spinoff.

11. EMPLOYEE SAVINGS PLANS

     For some employee savings plans, employee contributions are matched in part by Monsanto. Solutia's employees participate in these plans. The value of these contributions for Solutia in each of 1996, 1995 and 1994 was approximately $11 million.

     The information that follows relates to Monsanto's Employee Stock Ownership Plan (the "ESOP"). The ESOP held 18.6 million shares of Monsanto's common stock as of December 31, 1996. The ESOP acquired shares by using proceeds from the issuance of long-term notes and debentures that are guaranteed by Monsanto and from a $50 million loan from Monsanto. A portion of the ESOP shares is allocated each year to employee savings accounts as matching contributions. In 1996, 752,515 shares were allocated to participants under the plan, leaving 12,623,080 unallocated shares as of December 31, 1996. Compensation expense is equal to the cost of the shares allocated to participants, less dividends paid on the shares held by the ESOP. Dividends on the common stock owned by the ESOP are being used to repay the ESOP borrowings, which totaled $180 million as of December 31, 1996.

                                                                    1996    1995    1994
                                                                    ----    ----    ----
        Total ESOP expense.......................................   $17     $26     $29
        Interest portion of total ESOP expense...................    14      16      17
        Cash contribution........................................    16      18      19
        Dividends paid on ESOP shares held.......................    11      10       9

12. STOCK OPTION PLANS

     Monsanto has two fixed option plans in which Solutia's employees participated. Under the Management Incentive Plan of 1996, Monsanto may grant options to key officers and management employees for up to 46,250,000 shares of common stock. Under this plan, the exercise price of each option equals not less than the fair market value of Monsanto's stock on the date of grant, and an option's maximum term is 10 years. Options are granted at the discretion of Monsanto's board of directors' Executive Compensation and Development Committee or its delegate. Options generally vest upon the earlier of the achievement of business performance targets or upon the ninth anniversary of the option grant date. Options granted to senior management vest upon the attainment of pre-established prices within specified time periods. Under Monsanto's Shared Success Stock Option Plan, the majority of regular full-time and regular part-time employees of Monsanto have been granted options on 200 shares of common stock. The maximum number of shares for which stock options may be granted under this plan totals 13,500,000. Approximately 5,246,200 options, which vest in April 1999, were outstanding under this plan as of December 31, 1996. Under this plan, the exercise price of each option is determined by the committee administering the plan and generally equals the market price of Monsanto's stock on the date of grant. An option's maximum term is 10 years.

     Effective January 1, 1996, Monsanto adopted Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation." As permitted by the standard, Monsanto has elected to continue following the guidance of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for Monsanto's option plans. Had the determination of compensation cost for these plans been based on the fair value at the grant dates for awards under these plans, consistent with the method of SFAS No. 123, Solutia's net income would have been reduced to the pro forma amounts indicated below:

                                                                          1996    1995
                                                                          ----    ----
        Net income:
          As reported...................................................  $32     $147
          Pro forma.....................................................   18      144

     The resulting compensation expense may not be representative of compensation expense to be incurred on a pro forma basis in future years.

     The fair value of each option grant is estimated on the date of grant by using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1996 and 1995:

                                                                          1996    1995
                                                                          ----    ----
        Expected dividend yield.........................................  1.5 %   3.0 %
        Expected volatility.............................................  25.0%   20.0%
        Risk-free interest rates........................................  6.0 %   7.1 %
        Expected option lives (years)...................................  4.0     4.5

     The weighted-average fair values of options granted during 1996 and 1995 were $6.43 and $3.99, respectively.

     Options to purchase Monsanto common stock under the above plans will be converted into either options to purchase Solutia common stock, adjusted options to purchase Monsanto common stock or a combination of both. The total value of the options prior to the conversion will be equal to the combined value of the resulting options at the date of the Spinoff.

13. COMMITMENTS AND CONTINGENCIES

     Commitments, principally in connection with uncompleted additions to property, were approximately $37 million as of December 31, 1996. Monsanto was contingently liable as a guarantor for bank loans and for discounted customers' receivables relating to Solutia totaling approximately $16 million and $7 million as of December 31, 1996 and 1995, respectively. Future minimum payments under noncancelable operating leases and unconditional purchase obligations are $23 million for 1997, $48 million for 1998, $15 million for 1999, $5 million for 2000, $3 million for 2001, and $3 million thereafter.

     Solutia has entered into agreements with customers to supply a guaranteed quantity of certain products annually at prices specified in the agreements. In return, the customers have advanced funds to Solutia to cover the costs of expanding capacity to provide the guaranteed supply. Solutia has recorded the advances as deferred credits and amortizes the amounts to income as the customers purchase the products. At December 31, 1996, the unamortized deferred credits were approximately $68 million.

     The more significant concentrations in Solutia's trade receivables at year-end were:

                                                                          1996    1995
                                                                          ----    ----
        U.S. chemical industry..........................................  $129    $182
        U.S. carpet industry............................................    79      74
        European chemical industry......................................    36      55

     Management does not anticipate losses on its trade receivables in excess of established allowances.

     Solutia's Statement of Combined Financial Position included accrued liabilities of $150 million and $184 million as of December 31, 1996 and 1995, respectively, for the remediation of identified waste disposal sites. Expenditures related to remediation activities were $59 million in 1996, $68 million in 1995, and $58 million in 1994.

     Solutia's future remediation expenses for waste disposal sites are affected by a number of uncertainties, including, but not limited to, the method and extent of remediation, the percentage of material attributable to Solutia at the sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties. Because of the uncertainties associated with remediation activities, Solutia's potential future expenses to remediate these sites could approximate an additional $60 million beyond amounts already accrued.

     Post-closure and remediation costs for hazardous and other waste facilities are accrued over the estimated life of the facility as part of its anticipated closure cost. Solutia's estimated closure costs for these facilities could reach approximately $70 million (beyond amounts already accrued) based upon existing technology and currently available information. Uncertainties related to these costs include evolving government standards, the method and extent of remediation, and future changes in technology.

     Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to result in a material adverse change in Solutia's liquidity or financial position as reflected in Solutia's historical financial statements, but they could have a material adverse effect on profitability in a given period.

     In October 1996, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities," which is effective for Solutia in 1997. SOP 96-1 establishes authoritative guidance regarding the recognition, measurement and disclosure of environmental remediation liabilities. The preliminary estimate of the 1997 charges resulting from the adoption of this statement is in the range of $15 million to $20 million after tax.

     Monsanto is a party to a number of lawsuits and claims relating to Solutia, for which Solutia will assume responsibility in the Spinoff and which Solutia intends to defend vigorously. Such matters arise out of the normal course of business and relate to product liability, government regulation, including environmental issues, and other issues. Certain of the lawsuits and claims seek damages in very large amounts. Although the results of litigation cannot be predicted with certainty, management's belief, based upon the advice of Solutia's counsel, is that the final outcome of such litigation will not have a material adverse effect on Solutia's combined financial position, profitability or liquidity in any one year, as applicable.

14. SUPPLEMENTAL DATA

     Supplemental income statement data were:

                                                                1996      1995      1994
                                                               ------    ------    ------
        Raw material and energy costs.......................   $1,059    $  929    $1,196
        Employee compensation and benefits..................      715       794       831
        Current income and other taxes......................      134       152       207
        Rent expense........................................       29        31        34
        Technological expenses:
          Research and development..........................       81        77        76
          Engineering, commercial development and patent....        7        18        23
                                                               ------    ------    ------
        Total technological expenses........................       88        95        99
        Interest expense:
          Total interest cost...............................       41        42        35
          Less capitalized interest.........................       (5)       (6)       (6)
                                                               ------    ------    ------
        NET INTEREST EXPENSE................................       36        36        29
        Currency losses including equity in affiliates'
          currency gains and losses.........................        2         3         6

15. SEGMENT AND GEOGRAPHIC DATA

     Solutia is engaged in one industry segment - the production and marketing of a range of high-performance chemical-based materials. Its products include a range of performance materials, including nylon and acrylic fibers, Saflex(R) plastic interlayer, phosphorus derivatives, and other specialty chemicals. The markets served include automotive, housing, electronics and food. Solutia is a 50-50 partner in two key joint ventures, Flexsys, the rubber chemicals joint venture, and the AES joint venture. Geographic data for Solutia follows:

                               EUROPE-    ASIA-              LATIN    ELIMINATIONS-   COMBINED
                        US     AFRICA    PACIFIC   CANADA   AMERICA     CORPORATE      TOTAL
                      ------   -------   -------   ------   -------   -------------   --------
NET SALES
  1996..............  $2,355    $ 415     $  67     $ 74     $  66           --        $2,977
  1995..............   2,238      477        96       88        65           --         2,964
  1994..............   2,288      515       121       96        77           --         3,097
OPERATING INCOME
  1996..............  $   19    $  28     $   2     $ (2)      (15)       $   1        $   33
  1995..............     237       40       (26)       2         6           (1)          258
  1994..............     173       76        (5)       6         7           (1)          256
IDENTIFIABLE ASSETS
  1996..............  $1,697    $ 303     $  33     $ 27     $  65        $ 358        $2,483
  1995..............   1,542      383        59       49        93          336         2,462
  1994..............   1,389      671       128       52        83          112         2,435

     The data above are prepared on an "entity basis," which means that net sales, operating income and identifiable assets of each legal entity are assigned to the geographic area where that legal entity is located. For example, a sale from the United States to Latin America is reported as a U.S. export sale. Interarea sales, which are sales between Solutia locations in different world areas, were made on a market price basis.

     Interarea sales have been excluded from the above table based upon the world area shipped from and were:

                                 EUROPE-     ASIA-                LATIN     ELIMINATIONS-
                         US      AFRICA     PACIFIC    CANADA    AMERICA      CORPORATE      TOTAL
                       ------    -------    -------    ------    -------    -------------    ------
1996.................  $  204     $  31      $   8      $ 20       $ 2          $(265)       $ --
1995.................     218        44         21        19         2           (304)         --
1994.................     209        86          5        20         1           (321)         --

     The operating income reported for the individual geographic areas does not include the income recognized in other areas, principally the United States, on the interarea sales. Direct export sales from the United States to third-party customers outside the United States were $345 million for 1996, $331 million for 1995 and $274 million for 1994.

     Sales and operating income for the geographic segments do not include financial results from joint venture companies in which Solutia does not have management control. Solutia's share of the income or loss of these companies is reflected in "Other income (expense) -- net" in the Statement of Combined Income. Solutia's share of the unconsolidated net sales and income or loss of these companies for 1996 follows:

                                                                    CHEMICALS' SHARE
                                                                    -----------------
                                                                     NET       INCOME
                                                                    SALES      (LOSS)
                                                                    -----      ------
        United States.............................................  $126        $ 14
        Europe-Africa.............................................   268          (1)
        Asia-Pacific..............................................    25          --
        Latin America.............................................    26          --

     Geographic area operating income was affected by the 1996, 1995 and 1994 restructuring and other unusual items as follows -- income (expense):

                                                                   1996     1995    1994
                                                                   -----    ----    ----
        United States...........................................   $(187)   $(13)   $(50)
        Europe-Africa...........................................     (36)     --      15
        Asia-Pacific............................................      (2)    (33)     (2)
        Canada..................................................      (4)     --      --
        Latin America...........................................     (19)     --       3
                                                                   -----    ----    ----
          Total.................................................   $(248)   $(46)   $(34)
                                                                   ======   =====   =====

16. QUARTERLY DATA -- UNAUDITED

                                                  FIRST     SECOND      THIRD     FOURTH     TOTAL
                                                 QUARTER    QUARTER    QUARTER    QUARTER     YEAR
                                                 -------    -------    -------    -------    ------
Net Sales.............................   1996     $ 705      $ 749      $ 753      $ 770     $2,977
                                         1995       802        756        705        701      2,964
Gross Profit..........................   1996       160        175        200        117        652
                                         1995       189        183        165        184        721
Operating Income (Loss)...............   1996        56         62         96       (181)        33
                                         1995        85         71         73         29        258
Net Income (Loss).....................   1996        36         47         61       (112)        32
                                         1995        53         41         41         12        147

     Net income for the fourth quarter of 1996 included an aftertax charge of $164 million for restructuring actions.

     Net income in the first quarter of 1995 included an aftertax gain of $23 million for insurance-related settlement payments and an aftertax charge of $25 million for integration costs related to the formation of the Flexsys joint venture.

     In the third quarter of 1995, net income included an aftertax gain of $32 million for the receipt of settlement payments related to environmental insurance litigation, and an aftertax charge of $25 million for the settlement of a lawsuit related to a Superfund site in La Marque, Texas.

     Net income for the fourth quarter of 1995 included an aftertax charge of $57 million for restructuring actions.

                                 SOLUTIA, INC.

                          STATEMENT OF COMBINED INCOME
                                  (UNAUDITED)

                                                                           SIX MONTHS ENDED
                                                                               JUNE 30,
                                                                          -------------------
                                                                           1997         1996
                                                                          ------       ------
                                                                             (IN MILLIONS)
NET SALES..............................................................   $1,489       $1,454
Cost of goods sold.....................................................    1,124        1,119
                                                                          ------       ------
GROSS PROFIT...........................................................      365          335
Marketing expenses.....................................................       71           85
Administrative expenses................................................       63           86
Technological expenses.................................................       39           46
                                                                          ------       ------
OPERATING INCOME.......................................................      192          118
Interest expense.......................................................      (21)         (19)
Other income (expense) -- net..........................................       22           23
                                                                          ------       ------
INCOME BEFORE INCOME TAXES.............................................      193          122
Income taxes...........................................................       66           39
                                                                          ------       ------
NET INCOME.............................................................   $  127       $   83
                                                                          ======       ======

              See Notes to Interim Combined Financial Statements.

                                  SOLUTIA INC.

                    STATEMENT OF COMBINED FINANCIAL POSITION

                                                                  JUNE 30,      DECEMBER 31,
                                                                    1997            1996
                                                                 -----------    ------------
                                                                 (UNAUDITED)
                                                                        (IN MILLIONS)
                            ASSETS
CURRENT ASSETS:
  Trade receivables, net of allowances of $8 in 1997 and $7 in
     1996.....................................................     $   430         $  412
  Miscellaneous receivables and prepaid expenses..............         108             80
  Deferred income tax benefit.................................         110            108
  Inventories.................................................         288            291
                                                                 -----------    ------------
TOTAL CURRENT ASSETS..........................................         936            891
PROPERTY, PLANT AND EQUIPMENT:
Land..........................................................          18             18
Buildings.....................................................         345            367
Machinery and equipment.......................................       2,654          2,622
Construction in progress......................................         139            121
                                                                 -----------    ------------
     Total property, plant and equipment......................       3,156          3,128
Less accumulated depreciation ................................       2,249          2,217
                                                                 -----------    ------------
NET PROPERTY, PLANT AND EQUIPMENT.............................         907            911
INVESTMENTS IN AFFILIATES.....................................         388            366
LONG-TERM DEFERRED INCOME TAX BENEFIT.........................         181            194
OTHER ASSETS..................................................         117            121
                                                                 -----------    ------------
     TOTAL ASSETS.............................................     $ 2,529         $2,483
                                                                 ============   ==============
LIABILITIES AND MONSANTO COMPANY EQUITY
CURRENT LIABILITIES:
  Accounts payable............................................     $   191         $  223
  Wages and benefits..........................................          63            156
  Restructuring reserves......................................          56             79
  Miscellaneous accruals......................................         301            312
                                                                 -----------    ------------
TOTAL CURRENT LIABILITIES.....................................         611            770
POSTRETIREMENT LIABILITIES....................................         615            634
OTHER LIABILITIES.............................................         444            423
MONSANTO COMPANY EQUITY.......................................         859            656
                                                                 -----------    ------------
     TOTAL LIABILITIES AND MONSANTO COMPANY EQUITY............     $ 2,529         $2,483
                                                                 ============   ==============

              See Notes to Interim Combined Financial Statements.

                                  SOLUTIA INC.

                        STATEMENT OF COMBINED CASH FLOW
                                  (UNAUDITED)

                                                                           SIX MONTHS ENDED
                                                                               JUNE 30,
                                                                           -----------------
                                                                           1997        1996
                                                                           -----       -----
                                                                             (IN MILLIONS)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
OPERATING ACTIVITIES:
Net income..............................................................   $ 127       $  83
Adjustments to reconcile to Cash Provided by Operations:
  Items that did not use (provide) cash:
     Deferred income taxes..............................................      11          34
     Depreciation and amortization......................................      67          82
     Other..............................................................     (22)        (15)
  Working capital changes that provided (used) cash:
     Accounts receivable................................................     (18)        (61)
     Inventories........................................................       3          (8)
     Accounts payable and accrued liabilities...........................    (159)        (76)
     Other..............................................................     (28)          6
  Other items...........................................................      41         (38)
                                                                           -----       -----
TOTAL CASH PROVIDED BY OPERATIONS.......................................      22           7
                                                                           -----       -----
INVESTING ACTIVITIES:
Property, plant and equipment purchases.................................     (64)        (92)
Acquisition and investment payments.....................................      --         (15)
                                                                           -----       -----
CASH USED IN INVESTING ACTIVITIES.......................................     (64)       (107)
                                                                           -----       -----
FINANCING ACTIVITIES:
Net transactions with Monsanto Company..................................      42         100
                                                                           -----       -----
CASH PROVIDED BY FINANCING ACTIVITIES...................................      42         100
                                                                           -----       -----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........................      --          --
CASH AND CASH EQUIVALENTS:
BEGINNING OF YEAR.......................................................      --          --
                                                                           -----       -----
END OF PERIOD...........................................................   $  --       $  --
                                                                           ======      ======

              See Notes to Interim Combined Financial Statements.

                                  SOLUTIA INC.

                 NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE)

1. BASIS OF PRESENTATION AND SUBSEQUENT EVENT

BASIS OF PRESENTATION

     Solutia Inc., previously referred to as Chemicals SpinCo (the "Company" or "Solutia"), is an international producer and marketer of a range of high performance chemical-based materials which are used by its customers to make consumer, household, automotive and industrial products. Prior to September 1, 1997, the businesses contributed to form the Company were wholly owned by Monsanto Company ("Monsanto"). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of the Company as a dividend to Monsanto shareowners (the "Spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for every five shares of Monsanto common stock held of record as of August 20,1997. As a result of the Spinoff, the Company became an independent publicly held company listed on the New York Stock Exchange and its operations ceased to be owned by Monsanto. Monsanto and Solutia have entered into a number of agreements with respect to the separation of the companies and to provide mechanisms for an orderly transition following the Spinoff. Descriptions of the various agreements are set forth under the caption "Agreements with Monsanto."

     The accompanying unaudited financial statements have been prepared on a basis which reflects the historical financial statements of Solutia assuming that the operations of Monsanto contributed to Solutia in the Spinoff were organized as a separate legal entity, owning certain net assets of Monsanto.

     These financial statements should be read in conjunction with the Basis of Presentation and Significant Accounting Policies as set forth in Notes 1 and 2, respectively, to the Combined Financial Statements of Solutia as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996. As indicated in Note 1 to the Combined Financial Statements of Solutia, Monsanto provided certain general and administrative services to Solutia. The cost for these services was allocated to Solutia based upon the net capital employed in Solutia's operations, as well as other methods which management believed to be reasonable. In preparation for the Spinoff, Monsanto began a transition plan of separation. As part of this plan, Monsanto discontinued its allocation of corporate expenses for those general and administrative services on April 1, 1997 as these expenses were specifically identified and segregated as part of Solutia's ongoing cost infrastructure.

     The accompanying unaudited interim combined financial statements reflect all adjustments which in the opinion of management are necessary to present fairly the financial position, results of operations and cash flows for the interim periods reported. Such adjustments, other than the adjustment described in Notes 2, 6 and 7 below, are of a normal, recurring nature. The results of operations for the six-month period ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.


     Historical earnings per share have not been presented as Solutia was wholly owned by Monsanto for the periods presented.


SUBSEQUENT EVENT

     On July 10, 1997, management approved the asset and liability allocation which set forth the assets to be contributed to Solutia and the liabilities to be assumed by Solutia in connection with the Spinoff. Included in those assets and liabilities are the following material items which have not been included in the accompanying Statement of Combined Financial Position: a joint venture interest in

                                  SOLUTIA INC.

Monsanto's elemental phosphorus business, cash of $75 million, debt of $1,029 million, accrued net pension liability for the U.S. defined benefit pension plans, and additional obligations for healthcare and other post-retirement benefits. The following unaudited pro forma amounts give effect to those items, as well as certain other items, as set forth in the unaudited pro forma condensed financial statements included in this Prospectus. The following unaudited pro forma amounts are presented as if the Spinoff had occurred on June 30, 1997 and December 31, 1996, with respect to the unaudited pro forma condensed Statements of Combined Financial Position amounts and as of January 1, 1997 and 1996 with respect to the unaudited pro forma condensed Statement of Combined Income amounts for the six months ended June 30, 1997 and for the year ended December 31, 1996, respectively.

     Unaudited pro forma condensed Statements of Financial Position as of June 30, 1997 and December 31, 1996:

                                                            JUNE 30,         DECEMBER 31,
                                                              1997               1996
                                                          -------------    -----------------
Total Assets...........................................      $ 2,718            $ 2,660
Long-term debt.........................................        1,029              1,029
Post-retirement liabilities............................          918                876
Stockholders' Deficit..................................         (280)              (439)
Total Liabilities and Stockholders' Deficit............        2,718              2,660

     Unaudited pro forma Statements of Combined Income for the six months ended June 30, 1997 and the year ended December 31, 1996:

                                                SIX MONTHS ENDED       YEAR ENDED
                                                 JUNE 30, 1997      DECEMBER 31, 1996
                                                ----------------    -----------------
        Income Before Income Taxes...........        $  154               $   9
        Net Income...........................           102                  17
        Earnings per Share...................        $ 0.84               $0.14

     The effect of the employee benefits and compensation allocation agreement, is an increase in the retiree medical and pensions costs allocation of $17 for 1996 in excess of the amounts allocated to Solutia in Solutia's historical financial statements.

     The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the transactions actually occurred on the dates assumed, nor is it necessarily indicative of the future combined results of operations.

2. ACCOUNTING CHANGES


     Effective January 1, 1997, Solutia adopted the American Institute of Certified Public Accountants' Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." SOP 96-1 establishes authoritative guidance regarding the recognition, measurement and disclosure of environmental remediation liabilities. The primary change in Solutia's accounting principles associated with the adoption of this SOP was an acceleration of the recognition of certain environmental remediation liabilities at operating facilities. As a result, Solutia recorded an aftertax charge of $6 million in the first quarter of 1997. Additional aftertax charges in the range of $9 million to $14 million are anticipated in 1997 as the criteria for recording these liabilities are met.


     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related

                                  SOLUTIA INC.

Information," which will be effective for the Company beginning January 1, 1998. SFAS No. 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company has not yet completed its analysis of how it will apply this new standard.

3. INVENTORIES

     The components of inventories as of June 30, 1997 and December 31, 1996 were as follows:

                                                              JUNE 30,    DECEMBER 31,
                                                                1997          1996
                                                              --------    ------------
        Finished goods.....................................    $  257        $  258
        Goods in process...................................        45            47
        Raw materials and supplies.........................       136           126
                                                              --------    ------------
        Inventories, at FIFO cost..........................       438           431
        Excess of FIFO over LIFO cost......................      (150)         (140)
                                                              --------    ------------
        Total..............................................    $  288        $  291
                                                              ========    ==============

4. INTERCOMPANY TRANSACTIONS

     Included in the Statement of Combined Income are sales to Monsanto of $33 million and $30 million in 1997 and 1996, respectively. Such sales are made at Monsanto's established transfer prices. In addition, Monsanto provided certain general and administrative services to Solutia. The cost of these services, also included in such statement are $12 million and $35 million in 1997 and 1996, respectively. As further discussed in Note 1, Monsanto discontinued its allocation of the cost of general and administrative expenses to Solutia, effective April 1, 1997 as part of its transition plan of separation. Such expenses were specifically identified and segregated as part of Solutia's on-going cost infrastructure. Interest expense charged to Solutia represents an allocation from Monsanto of its total interest expense. The allocated interest expense to Solutia was $21 million and $19 million in 1997 and 1996, respectively.

5. MONSANTO COMPANY EQUITY

     The following is an analysis of Monsanto's investment in Solutia:

                                                                                 1997
                                                                                 ----
        Balance at beginning of period........................................   $656
        Net income............................................................    127
        Foreign currency translation adjustment...............................     34
        Net transactions with Monsanto Company................................     42
                                                                                 ----
        Balance at end of period..............................................   $859
                                                                                 =====

6. COMMITMENTS AND CONTINGENCIES

     Solutia's Statement of Combined Financial Position included accrued liabilities of $156 million and $150 million as of June 30, 1997 and December 31, 1996, respectively, for the remediation of identified waste disposal sites. Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to result in a material adverse

                                  SOLUTIA INC.

change in Solutia's liquidity or financial position as reflected in Solutia's historical financial statements, but they could have a material adverse effect on profitability in a given period.



     In June 1997, Monsanto reached a settlement with 811 plaintiffs in six lawsuits related to the Brio Superfund site near Houston, Texas. The suits were brought in Harris County District Court or the United States District Court for the Southern District of Texas on behalf of 960 plaintiffs that claimed injuries resulting from alleged exposure to substances present at or emanating from the Brio site. As a result of this settlement, Solutia recorded a pretax charge of $10 million ($6 million aftertax) in cost of goods sold in the Statement of Combined Income during the second quarter of 1997. The settlement payment is expected in the third quarter of 1997.


     Monsanto is a party to a number of lawsuits and claims relating to Solutia, for which Solutia assumed responsibility in the Spinoff and which Solutia intends to defend vigorously. Such matters arise out of the normal course of business and relate to product liability, government regulation, including environmental issues, and other issues. Certain of the lawsuits and claims seek damages in very large amounts. Although the results of litigation cannot be predicted with certainty, management's belief, based upon the advice of Solutia's counsel, is that the final outcome of such litigation will not have a material adverse effect on Solutia's combined financial position, profitability or liquidity in any one year, as applicable.

7. RESTRUCTURING RESERVES

     During the second quarter of 1997, Solutia reversed approximately $8 million ($5 million aftertax) of excess restructuring reserves from prior years. The excess was primarily due to lower exit costs associated with the sale and closure of nonstrategic facilities included in 1995 restructuring actions.

8. FINANCING ARRANGEMENTS

     Effective with the Spinoff on September 1, 1997, Solutia assumed approximately $1.029 billion of debt from Monsanto, primarily assumable commercial paper. The assumable commercial paper is guaranteed by Monsanto until repaid or refinanced by Solutia at maturity, which is up to 30 days following the Spinoff.

     On August 14, 1997, Solutia entered into a total of $1.2 billion in revolving credit facilities with a syndicate of banks to support its commercial paper. The Credit Facilities are also available for working capital and other general corporate purposes. These credit facilities consist of (i) an $800 million five-year revolving credit facility, and (ii) a $400 million 364-day credit agreement. The interest rates under the Credit Facilities are based upon, at the option of the Company, (i) the London interbank offered rate ("LIBOR") or
(ii) the Base Rate. The Base Rate shall at all times be equal to the highest of
(a) the prime rate of Citibank, N.A. ("Citibank"), (b) the federal funds rate plus 0.5% or (c) the sum (adjusted to the nearest 1/16 of 1% or, if there is no nearest 1/16 of 1%, to the next higher 1/16 of 1%) of (i) 0.5%, plus (ii) the rate obtained by dividing (A) the latest three-week moving average of secondary market morning offering rates in the United States for three-month certificates of deposit of major United States money market banks, by (B) a percentage equal to 100% minus the average of the daily percentages specified during such three-week period by the Board of Governors of the Federal Reserve System for determining the maximum reserve requirement for Citibank with respect to liabilities consisting of or including (among other liabilities) three-month U.S. dollar non-personal time deposits in the United States, plus (iii) the average during such three-week period of the annual assessment rates estimated by Citibank for determining the then current annual assessment payable by Citibank to the Federal Deposit Insurance Corporation (or any successor) for insuring U.S. dollar deposits of Citibank in the United States.

                                  SOLUTIA INC.

     Interest rates based on LIBOR will be increased by a spread of between 13.5 and 22.5 basis points for the five-year revolving credit facility and 20.0 and
40.0 basis points for the 364-day revolving credit facility depending upon the actual ratings (the "ratings") by two credit rating agencies of senior unsecured long-term debt issued by the Company or, if there is no such debt, the indicative rating of the Company by such rating agencies.



     If the Company elects to borrow under either credit facility, the total spread (including facilities fees) over LIBOR would be 32.5 basis points for each credit facility.


     The credit agreements contain various covenants, which among other things, restrict the ability of Solutia to merge with another entity, to create liens against assets, or to amend, cancel or terminate agreements entered into with Monsanto to effect the Spinoff. These credit agreements also require Solutia to meet certain leverage and interest coverage ratios.

     Solutia plans to conduct a public offering of debt securities in the amount of $600 million having maturities of 5 to 40 years. The proceeds of the offering will be used to refinance a portion of its outstanding commercial paper as it becomes due. The interest payable on such publicly offered securities will be fixed and is expected to range from 6.5 percent to 7.5 percent. Subject to the level of future cash flows, the Company intends to refinance the approximately $429 million of remaining debt on a long-term basis.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreements, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of Securities set forth opposite its name below:


                                                                        PRINCIPAL AMOUNT
                                                                            OF NOTES
                              UNDERWRITERS                                  DUE 2002
    -----------------------------------------------------------------   ----------------
    Goldman, Sachs & Co..............................................      $
    Chase Securities Inc. ...........................................
    J.P. Morgan Securities Inc. .....................................
    NationsBanc Montgomery Securities, Inc. .........................
                                                                            ---------
                                                                           $
                                                                            =========


                                                                        PRINCIPAL AMOUNT
                                                                         OF DEBENTURES
                              UNDERWRITERS                                  DUE 2027
    -----------------------------------------------------------------   ----------------
    Goldman, Sachs & Co. ............................................      $
    Salomon Brothers Inc.............................................
                                                                            ---------
                                                                           $
                                                                            =========


                                                                        PRINCIPAL AMOUNT
                                                                         OF DEBENTURES
                              UNDERWRITERS                                  DUE 2037
    -----------------------------------------------------------------   ----------------
    Goldman, Sachs & Co..............................................      $
    Chase Securities Inc. ...........................................
    J.P. Morgan Securities Inc. .....................................
    NationsBanc Montgomery Securities, Inc. .........................
                                                                            ---------
                                                                           $
                                                                            =========


     Under the terms and conditions of the relevant Underwriting Agreement, the underwriters with respect to the Notes (the "Notes Underwriters") are committed to take and pay for the Notes if any of the Notes are taken; the underwriters with respect to the 2027 Debentures (the "2027 Debentures Underwriters") are committed to take and pay for the 2027 Debentures if any of the 2027 Debentures are taken; and the underwriters with respect to the 2037 Debentures (the "2037 Debentures Underwriters" and, together with the Notes Underwriters and the 2027 Debentures Underwriters, the "Underwriters") are committed to take and pay for the 2037 Debentures if any of the 2037 Debentures are taken.

     The Notes Underwriters propose to offer and sell the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less
a concession of   % of the principal amount of the Notes. The Notes Underwriters
may allow, and such dealers may reallow, a concession not to exceed   % of the
principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Notes Underwriters.

     The 2027 Debentures Underwriters propose to offer and sell the 2027 Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities
dealers at such price less a concession of   % of the principal amount of the
2027 Debentures. The 2027 Debentures Underwriters may allow, and such dealers
may reallow, a concession not to exceed   % of the principal amount of the 2027
Debentures to certain brokers and dealers. After the 2027 Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the 2027 Debentures Underwriters.

     The 2037 Debentures Underwriters propose to offer and sell the 2037 Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities
dealers at such price less a concession of   % of the principal amount of the
2037 Debentures. The 2037 Debentures Underwriters may allow, and such dealers
may reallow, a concession not to exceed   % of the principal amount of the 2037
Debentures to certain brokers and dealers. After the 2037 Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the 2037 Debentures Underwriters.

     The Securities are new issues with no established trading market. The Company has been advised by each of the Underwriters that each such Underwriter intends to make a market in the Securities but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Securities. The Securities will not be listed on any securities exchange.


     In connection with the Offerings, the Underwriters may purchase and sell the Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Securities. Short positions created by the Underwriters involve the sale by the Underwriters of a greater amount of the Securities than they are required to purchase from the Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Securities sold in the Offerings may be reclaimed by the Underwriters if such Securities are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be affected in the over-the-counter market or otherwise.



     The Company maintains bank accounts, borrows money and has customary banking relationships with affiliates of Chase Securities Inc., J.P. Morgan Securities Inc. and NationsBanc Montgomery Securities, Inc. in the ordinary course of business. An affiliate of each of Chase Securities Inc., J.P. Morgan Securities Inc. and NationsBanc Montgomery Securities, Inc. is a party to the Company's Credit Facilities.


     Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment or commercial banking services to Monsanto and/or the Company and their respective affiliates, for which such Underwriters have received and will receive customary fees and commissions. In September 1997 the Company entered into interest rate swaps with certain financial institutions, including Goldman Sachs & Co. See Note F to the Company's Pro Forma Condensed Combined Financial Statements.

     In addition, The Chase Manhattan Bank, an affiliate of Chase Securities Inc., will serve as Trustee under the Indenture.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

======================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information..................   2
Prospectus Summary.....................   3
Risk Factors...........................   8
Ratio of Earnings to Fixed Charges.....  11
The Company............................  12
Recent Developments....................  12
Use of Proceeds........................  12
Capitalization.........................  13
Selected Historical Financial Data.....  14
Unaudited Pro Forma Condensed Combined
  Financial Statements.................  16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  22
Business and Properties................  27
Agreements with Monsanto...............  37
Management.............................  42
Security Ownership of Management and
  Certain Beneficial Owners of Company
  Common Stock.........................  52
Other Indebtedness of the Company......  54
Description of the Securities..........  55
Validity of Securities.................  63
Experts................................  63
Index to Financial Statements.......... F-1
Underwriting........................... U-1


======================================================

======================================================

                                  $600,000,000

                                  SOLUTIA INC.
                               ------------------

                                 [SOLUTIA LOGO]
                               ------------------

                            $150,000,000     % NOTES
                                    DUE 2002
                         $150,000,000     % DEBENTURES
                                    DUE 2037

                              GOLDMAN, SACHS & CO.
                             CHASE SECURITIES INC.
                               J.P. MORGAN & CO.

                             NATIONSBANC MONTGOMERY


                                SECURITIES, INC.


                         $300,000,000     % DEBENTURES
                                    DUE 2027

                              GOLDMAN, SACHS & CO.
                              SALOMON BROTHERS INC

======================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     An itemized statement of the estimated amount of all expenses in connection with the distribution of the securities registered hereby is as follows:

    Registration fee.........................................................   $181,819
    Blue Sky fees and expenses...............................................      5,000
    Printing expenses........................................................    200,000
    Legal fees and expenses..................................................    125,000
    Accounting fees and expenses.............................................     37,000
    Rating agency fees.......................................................    340,000
    Trustee's fees and expenses..............................................     20,000
    Miscellaneous fees and expenses..........................................     25,181
                                                                                --------
         Total...............................................................   $934,000
                                                                                =========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law"), inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fees and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnification is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. The Company maintains policies insuring the Company's officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.

     Article IX of the Restated Certificate of Incorporation of the Company provides as follows:

     A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Corporation or its stockholders,
(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the General Corporation Law of the State of Delaware, or (4) for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of this Article IX shall not adversely affect any right or protection of a director of the Corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

     Article VIII of the Restated Certificate of Incorporation of the Company provides as follows:

     Each person who is or was a director or officer of the Corporation, or each such person who is or was serving or who has agreed to serve at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executor, administrators or estate of such person), shall be indemnified by the Corporation to the fullest extent permitted from time to time by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) or any other applicable laws as presently or hereafter in effect. The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation, and to any such persons serving as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, at the request of the Corporation, with the same scope and effect as the foregoing indemnification of directors and officers. The Corporation shall be required to indemnify any person seeking indemnification in connection with any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a "proceeding")(or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors or is a proceeding to enforce such person's claim to indemnification pursuant to the rights granted by this Certificate of Incorporation or otherwise by the Corporation. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater than or different from that provided in this Article
VIII. Any amendment or repeal of this Article VIII shall not adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

     The registrant provides and maintains insurance covering certain liabilities (within certain limits) of directors and officers and providing for reimbursement for amounts paid by the registrant as indemnification to directors and officers. The policies provide for payment of covered losses in excess of certain retention amounts.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On April 28, 1997, the Company issued 10 shares of its common stock to Monsanto, its direct parent, for consideration of $1,000. In the opinion of the Company, this transaction is exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof in that such transaction did not involve any public offering.


     In the Spinoff, on September 1, 1997, 118,371,271 shares of Company Common Stock were distributed as a dividend to the holders of Monsanto Common Stock on a one-for-five basis. No consideration was paid by the holders of Monsanto Common Stock in connection with the Spinoff. By letter dated July 11, 1997, the Division of Corporation Finance of the Commission indicated that it would not recommend any enforcement action if the Company Common Stock was distributed to the Monsanto shareholders without registration under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS:


EXHIBIT
  NO.                                          DESCRIPTION
-------    -----------------------------------------------------------------------------------
 1(a)      Form of Underwriting Agreement relating to the Notes and the 2037 Debentures*
 1(b)      Form of Underwriting Agreement relating to the 2027 Debentures*
 2         Distribution Agreement**
 3(a)      Restated Certificate of Incorporation of the Company**
 3(b)      By-Laws of the Company**
 4(a)      Rights Agreement (incorporated by reference to Exhibit 4 of the Company's
           Registration Statement on Form 10 filed on August 7, 1997 (the "Form 10"))
 4(b)      Form of Indenture
 4(c)      Form of Note
 4(d)      Form of 2027 Debenture
 4(e)      Form of 2037 Debenture
 5         Opinion of Karl R. Barnickol, General Counsel of the Company regarding legality of the Securities**
10(a)      Employee Benefits Allocation Agreement**
10(b)      Tax Sharing and Indemnification Agreement**
10(c)      Solutia Inc. Management Incentive Replacement Plan**
10(d)      Solutia Inc. 1997 Stock-Based Incentive Plan**
10(e)      Solutia Inc. Non-Employee Director Compensation Plan**
10(f)      $800,000,000 Credit Agreement, dated as of August 14, 1997, among Solutia Inc., the initial lenders named therein, Bank of America National Trust and Savings
           Association ("Bank of America") and Citibank, N.A. ("Citibank")**
10(g)      $400,000,000 Credit Agreement, dated as of August 14, 1997, among Solutia Inc., the initial lenders named therein, Bank of America and Citibank**
10(h)      Form of Employment Agreement with Named Executive Officers**
10(i)      Form of Employment Agreement with other executive officers**
12         Computation of ratio of earnings to fixed charges**
21         Subsidiaries of the Company
23(a)      Consent of Deloitte & Touche LLP
23(b)      Consent of Karl R. Barnickol, General Counsel of the Company (included in Exhibit 5 above)**
24(a)      Powers of Attorney**
25         Statement of Eligibility and Qualification on Form T-1 of The Chase Manhattan Bank,
           as Trustee under the Indenture**
27         Financial Data Schedule**


---------------
 * To be filed by amendment

** Previously filed

     (b) FINANCIAL STATEMENT SCHEDULES:

     The following supplemental schedule for the years ended December 31, 1996, 1995 and 1994 is filed with this Registration Statement:

             Schedule II. Valuation and Qualifying Accounts

     All other supplemental schedules are omitted because of the absence of the conditions under which they are required.

                         REPORT OF INDEPENDENT AUDITORS

To the stockholders of Solutia Inc.:

     We have audited the combined financial statements of Solutia Inc., previously referred to as "Chemicals SpinCo" (as described in Note 1 to the combined financial statements), as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated May 1, 1997, except for the first and second paragraphs and the Subsequent Event section of Note 1, as to which the date is September 1, 1997; such financial statements and report appear in the Prospectus, which is part of the Registration Statement. Our audits also included the financial statement schedule of Solutia Inc., appearing elsewhere in the Registration Statement. This financial statement schedule is the responsibility of the company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information shown therein.

/S/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
May 1, 1997, except for the
first and second paragraphs
and the Subsequent Event
section of Note 1, as to which
the date is September 1, 1997

                                                                     SCHEDULE II

                                  SOLUTIA INC.

                       VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN MILLIONS)

                                                          COLUMN C
                                            COLUMN B     ----------                   COLUMN E
                                           ----------    ADDITIONS                   ----------
                COLUMN A                   BALANCE AT    CHARGED TO     COLUMN D     BALANCE AT
----------------------------------------   BEGINNING     COSTS AND     ----------      END OF
              DESCRIPTION                   OF YEAR       EXPENSES     DEDUCTIONS       YEAR
----------------------------------------   ----------    ----------    ----------    ----------
Year Ended December 31, 1996:
  Reserves deducted from related assets
     in the Statement Of Combined
     Financial Position:
     Valuation accounts, principally for
       doubtful receivables and returns
       and allowances...................      $  7          $  2            --          $  9
                                             -----         -----         -----         -----
Year Ended December 31, 1995:
  Reserves deducted from related assets
     in the Statement Of Combined
     Financial Position:
     Valuation accounts, principally for
       doubtful receivables and returns
       and allowances...................      $ 16          $ (2)         $  7          $  7
                                             -----         -----         -----         -----
Year Ended December 31, 1994:
  Reserves deducted from related assets
     in the Statement Of Combined
     Financial Position:
     Valuation accounts, principally for
       doubtful receivables and returns
       and allowances...................      $ 22          $ (3)         $  3          $ 16
                                             -----         -----         -----         -----

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on October 6, 1997.


                                          SOLUTIA INC.

                                          By:     /s/ ROBERT A. CLAUSEN
                                             -----------------------------------
                                                      Robert A. Clausen
                                                  Senior Vice President and
                                                   Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to its registration statement has been signed below by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                     TITLE                            DATE
-----------------------------------------   ------------------------------------------   ----------------
*                                           Chairman, Chief Executive Officer and         October 6, 1997
-----------------------------------------   Director (Principal Executive Officer)
Robert G. Potter

*                                           President and Director                        October 6, 1997
-----------------------------------------
John C. Hunter III

          /s/ ROBERT A. CLAUSEN             Senior Vice President and Chief Financial     October 6, 1997
-----------------------------------------   Officer (Principal Financial Officer)
            Robert A. Clausen

*                                           Vice President and Controller (Principal      October 6, 1997
-----------------------------------------   Accounting Officer)
Roger S. Hoard

*                                           Director                                      October 6, 1997
-----------------------------------------
Robert T. Blakely

*                                           Director                                      October 6, 1997
-----------------------------------------
Joan T. Bok

*                                           Director                                      October 6, 1997
-----------------------------------------
Paul H. Hatfield

*                                           Director                                      October 6, 1997
-----------------------------------------
Robert H. Jenkins

*                                           Director                                      October 6, 1997
-----------------------------------------
Howard M. Love

*                                           Director                                      October 6, 1997
-----------------------------------------
Frank A. Metz

*                                           Director                                      October 6, 1997
-----------------------------------------
William D. Ruckelshaus

*                                           Director                                      October 6, 1997
-----------------------------------------
John B. Slaughter


* Karl R. Barnickol, by signing his name hereto, does sign this document on behalf of the above noted individuals, pursuant to powers of attorney duly executed by such individuals which have been filed as an Exhibit to this Registration Statement.

                                                /s/ KARL R. BARNICKOL

                                          --------------------------------------
                                          Name:      Karl R. Barnickol
                                                     Attorney-in-fact